Exhibit 99.1

Itaú

Management Discussion & Analysis and Complete **Financial** Statements

4Q17

www.itau.com.br/investor-relations

facebook.com/itauunibancori

@itauunibanco_ri

Contents

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Cost of Credit	17

Credit Quality	19

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	22

Insurance, Pension Plan and Premium Bonds Operations	25

Non-interest Expenses	28

Balance Sheet	30

Credit Portfolio	31

Funding	33

Balance Sheet by Currency	34

Risk and Capital Management	35

Results by Business Segments	37

Results by Region - Brazil and Latin America	40

Activities Abroad	41

Additional Information	45

Itaú Unibanco Shares	46

Disclosure Criteria	47

Report of Independent Auditors	48

Complete Financial Statements	49

Itaú

Management Discussion & Analysis

Management Discussion & Analysis and Complete Financial Statements

(This page was intentionality left blank)

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limitations inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below selected pro forma information in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	4Q17	3Q17	4Q16	2017	2016
Results
Recurring Net Income (*)	6,280	6,254	5,817	24,879	22,150
Operating Revenues (1)	27,514	26,981	28,903	108,967	111,422
Managerial Financial Margin (2)	16,745	16,769	18,855	68,315	72,121
Performance
Recurring Return on Average Equity – Annualized (3)(*)	21.9%	21.6%	20.7%	21.8%	20.3%
Recurring Return on Average Assets – Annualized (4)(*)	1.7%	1.7%	1.6%	1.7%	1.6%
Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	3.2%	3.4%	3.0%	3.4%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.7%	3.8%	4.2%	3.7%	4.2%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.5%	1.4%	1.2%	1.5%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	247%	246%	222%	247%	222%
Efficiency Ratio (ER) (6)	48.6%	47.3%	44.8%	46.3%	45.3%
Risk-Adjusted Efficiency Ratio (RAER) (6)	65.0%	63.3%	68.6%	64.0%	70.1%
Balance Sheet
Total Assets (*)	1,503,503	1,466,000	1,427,084
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	593,712	575,184	598,431
Deposits + Debentures + Securities + Borrowings and Onlending (7)	658,055	633,145	661,257
Loan Portfolio/Funding (7)	74.0%	73.9%	74.3%
Stockholders' Equity	126,924	123,631	115,590
Other
Assets Under Administration	969,858	938,494	814,326
Total Number of Employees	96,435	96,326	94,779
Brazil	82,640	82,401	80,871
Abroad	13,795	13,925	13,908
Branches and CSBs – Client Service Branches	4,910	4,919	5,103
ATM – Automated Teller Machines (8)	46,965	46,700	46,175

Highlights as disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	4Q17	3Q17	4Q16	2017	2016
Highlights
Recurring Net Income per Share (R$) (9) (*)	0.97	0.96	0.89	3.83	3.40
Net Income per Share (R$) (9) (*)	0.90	0.93	0.85	3.68	3.32
Number of Outstanding Shares at the end of period – in thousands (10)	6,464,631	6,504,352	6,512,700	6,464,631	6,512,700
Book Value per Share (R$)	19.63	19.01	17.75	19.63	17.75
Dividends and Interest on Own Capital net of Taxes (11)	6,119	6,501	6,699	17,557	10,000
Net Payout (12)	-	-	-	70.6%	45.0%
Net Payout after shares bought back (13)	-	-	-	83.0%	49.3%
Market Capitalization (14)	275,523	281,964	219,348	275,523	219,348
Market Capitalization (14) (US$ million)	83,290	89,004	67,303	83,290	67,303
Solvency Ratio - Prudential Conglomerate (BIS Ratio) (*)	18.8%	19.5%	19.1%	18.8%	19.1%
Common Equity Tier I (*)	16.2%	16.7%	15.8%	16.2%	15.8%
Estimated BIS III (Common Equity Tier I) (15) (*)	15.5%	15.8%	14.3%	15.5%	14.3%

(*) Includes the consolidation of Citibank in the 4Q17.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) As detailed on the Balance section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (12) Calculated by dividing Recurring Net Income by the total dividends and interest on own capital net of taxes; (13) Considers outstanding shares (common and non-voting shares) bought back in each period; (14) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (15) Takes into consideration the schedule anticipation impacts.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,280 million in the fourth quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,821 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q17	3Q17	4Q16	2017	2016
Recurring Net Income	6,280	6,254	5,817	24,879	22,150
Non-Recurring Events	(459)	(177)	(275)	(914)	(583)
IRB	-	155	-	155	-
∟ Disposal of IRB shares
Integration of Citibank	(277)	-	-	(277)	-
∟ Provisions Expenses for Citibank integration
Liability Adequacy Test	145	-	(31)	164	109
∟ Adjustment of technical provisions as a result from the liability adequacy test
Impairment	(7)	(137)	(172)	(152)	(180)
∟ Adjustment to reflect the realization value of certain assets, mainly related to technology
Goodwill Amortization	(135)	(125)	(133)	(508)	(442)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	(184)	-	1	(225)	7
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal and municipal taxes
Contingencies Provision	0	(61)	(88)	(101)	(224)
∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's
Pension Fund	-	-	130	-	130
∟ Destination of pension fund surplus
Other	-	(9)	18	31	18
Net Income	5,821	6,077	5,543	23,965	21,567
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	5,821	6,077	5,543	23,965	21,639

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, we apply the managerial results consolidation criteria, which only affects the breakdown of our income statement and not the bottom line. Additionally, we adjust the tax effects of the hedge of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint of our businesses and are shown in "Accounting and Managerial Statements Reconciliation", on the next page of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

For comparison purposes, we deconsolidated the effects from Citibank’s retail operations in Brazil (Citibank) and we recorded its results in a specific line in our income statement. Therefore, the information presented in this report does not include Citibank’s balances and results, except where otherwise indicated.

The analysis of our performance in the fourth quarter of 2017 was carried out taking into consideration the managerial net income presented in the table below.

Accounting and Managerial Statements Reconciliation | 4th quarter of 2017

					Citibank's
					Operations
		Non-recurring	Tax Effect	Managerial	Recurring
In R$ millions	Accounting	Events	of Hedge	Reclassifications	Results[1]	Managerial
Operating Revenues	24,691	459	2,214	476	(325)	27,514
Managerial Financial Margin	13,749	(157)	2,214	1,134	(195)	16,745
Financial Margin with Clients	14,526	(157)	-	1,134	(189)	15,314
Financial Margin with the Market	(776)	-	2,214	0	(6)	1,431
Commissions and Fees	9,463	-	-	(688)	(129)	8,645
Result from Insurance, Pension Plan and Premium Bonds	1,768	(276)	-	631	-	2,123
Operations Before Retained Claims and Selling Expenses
Other Operating Income	(526)	891	-	(365)	-	-
Equity in Earnings of Affiliates and Other Investments	198	-	-	(198)	-	-
Non-operating Income	38	-	-	(38)	-	-
Cost of Credit	(3,250)	-	-	(1,007)	66	(4,192)
Provision for Loan Losses	(4,205)	-	-	(278)	41	(4,442)
Impairment	-	-	-	(282)	-	(282)
Discounts Granted	-	-	-	(336)	59	(277)
Recovery of Loans Written Off as Losses	955	-	-	(111)	(34)	810
Retained Claims	(291)	-	-	(83)	-	(373)
Other Operating Expenses	(15,471)	790	(225)	553	320	(14,033)
Non-interest Expenses	(14,004)	777	-	552	300	(12,375)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,428)	13	(225)	1	20	(1,619)
Insurance Selling Expenses	(39)	-	-	-	-	(39)
Income before Tax and Profit Sharing	5,679	1,248	1,989	(61)	61	8,916
Income Tax and Social Contribution	39	(688)	(1,989)	(28)	(40)	(2,707)
Profit Sharing Management Members - Statutory	(89)	-	-	89	-	-
Minority Interests	193	(101)	-	-	-	92
Result from Citibank's Operation	-	-	-	-	(21)	(21)
Net Income	5,821	459	-	-	-	6,280

1 The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

4th quarter of 2017 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	4Q17	3Q17	∆	4Q16	∆	2017	2016	∆
Operating Revenues	27,514	26,981	2.0%	28,903	-4.8%	108,967	111,422	-2.2%
Managerial Financial Margin	16,745	16,769	-0.1%	18,855	-11.2%	68,315	72,121	-5.3%
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium Bonds	2,123	1,853	14.6%	2,068	2.7%	7,767	8,350	-7.0%
Operations Before Retained Claims and Selling Expenses
Cost of Credit	(4,192)	(3,990)	5.1%	(6,352)	-34.0%	(17,936)	(25,480)	-29.6%
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Retained Claims	(373)	(320)	16.6%	(364)	2.6%	(1,275)	(1,485)	-14.1%
Other Operating Expenses	(14,033)	(13,505)	3.9%	(13,821)	1.5%	(53,450)	(53,693)	-0.5%
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Insurance Selling Expenses	(39)	(47)	-15.8%	(108)	-63.8%	(236)	(602)	-60.8%
Income before Tax and Minority Interests	8,916	9,167	-2.7%	8,366	6.6%	36,306	30,765	18.0%
Income Tax and Social Contribution	(2,707)	(2,969)	-8.8%	(2,711)	-0.2%	(11,335)	(8,540)	32.7%
Minority Interests in Subsidiaries	92	56	64.5%	162	-43.7%	(71)	(75)	-5.2%
Result from Citibank's operation	(21)	-	-	-	-	(21)	-	-
Recurring Net Income	6,280	6,254	0.4%	5,817	8.0%	24,879	22,150	12.3%

Managerial Financial Margin Perspective

In R$ millions	4Q17	3Q17	∆	4Q16	∆	2017	2016	∆
Managerial Financial Margin	16,745	16,769	-0.1%	18,855	-11.2%	68,315	72,121	-5.3%
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Cost of Credit	(4,192)	(3,990)	5.1%	(6,352)	-34.0%	(17,936)	(25,480)	-29.6%
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Net Result from Financial Operations	12,554	12,780	-1.8%	12,502	0.4%	50,378	46,640	8.0%
Other Operating Income/(Expenses)	(3,637)	(3,613)	0.7%	(4,136)	-12.1%	(14,072)	(15,876)	-11.4%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,711	1,487	15.1%	1,596	7.2%	6,256	6,263	-0.1%
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Income before Tax and Minority Interests	8,916	9,167	-2.7%	8,366	6.6%	36,306	30,765	18.0%
Income Tax and Social Contribution	(2,707)	(2,969)	-8.8%	(2,711)	-0.2%	(11,335)	(8,540)	32.7%
Minority Interests in Subsidiaries	92	56	64.5%	162	-43.7%	(71)	(75)	-5.2%
Result from Citibank's operation	(21)	-	-	-	-	(21)	-	-
Recurring Net Income	6,280	6,254	0.4%	5,817	8.0%	24,879	22,150	12.3%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Medium and Long-Term Strategic Agenda

Corporate Governance and Sustainability

permeate all efforts on our key strategic objectives

Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Recurring Net Income

Highlights in the quarter:

•	Managerial Financial Margin with Clients

  0.6% mainly driven by the negative effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, which was partially offset by structured operations of the Wholesale segment.

•	Cost of Credit

  5.1% mainly driven by higher provision for loan losses, which increased R$160 million in the quarter, mainly in Retail segment in Brazil and Latin America.

•	Commissions and Fees

  3.4% mainly driven by (i) the increase in revenues from credit card fees, due to revenue increase in the period, and (ii) the increase in revenues from loan operations and guarantees provided, associated to the increase in credit origination.

•	Non-Interest Expenses

  4.7% mainly driven by (i) higher personnel expenses, mainly due to higher expenses on compensation and variable compensation, (ii) higher administrative expenses mainly due to higher expenses on third-party services, with highlight to consulting services, data processing and media.

Events in the quarter

Perpetual Subordinated Notes

In accordance with the Announcement to the Market of December 5, 2017, we issued perpetual subordinated notes in the aggregate principal amount of US$1.25 billion, at a fixed rate of 6.125%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. The Notes offer price was 100%, resulting in a yield to investors of 6.125% until the fifth anniversary of the date of issue.

The Notes may be repurchased on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval of Brazilian authorities, including the Central Bank of Brazil. The approval of the Central Bank of Brazil is still necessary for the Notes to be included in our Regulatory Capital as Additional Tier I Capital.

Economic Plans

In December 2017, an agreement between savers and FEBRABAN (Brazilian Federation of Banks) was entered into to settle litigations associated to economic plans, and Itaú Unibanco has adhered to its terms. The completion of this agreement is subject to approval from the Federal Supreme Court, and we expect it to be obtained in the first quarter of 2018. As from the approval, savers will have 24 months to adhere to the terms of the agreement.

Share Buyback

In 2017, we acquired 37,982,900 non-voting shares of own issue and 46,214,237 common shares of own issue, totaling R$3.1 billion.

Dividends and Interest on Own Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on own capital. In 2017 we paid or provisioned R$5.0 billion and reserved R$12.5 billion in stockholder’s equity, of dividends and interest on own capital, net of tax, totaling R$17.6 billion.

Citibank’s Retail Business | Brazil The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 4Q17

Managerial Financial Margin

The decrease in the managerial financial margin with clients was mainly driven by the negative effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, partially offset by structured operations of the Wholesale segment.

The increase in our financial margin with the market was mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Further details on page 16

Cost of Credit

The increase in cost of credit for the quarter was mainly driven by higher provision for loan losses, up R$160 million, mainly in the Retail Banking segment, related to the increase of the individuals credit portfolio, and in Latin America, due to exposure to corporate segment in Chile.

Compared to 2016, provision for loan losses decreased R$7,089 million, in line with lower delinquency rates noted mainly in Brazil.

Further details on pages 17-18

Commissions and Fees and Result from Insurance 1

The increase in commissions and fees in the quarter was mainly due to (i) the increase in revenues from credit card fees and (ii) the increase in revenues from loan operations and guarantees provided, associated to the increase in credit origination.

Compared to 2016, revenues from asset management, current account services and advisory services were the main drivers for the increase in commissions and fees.

Further details on pages 22-27

Non-Interest Expenses

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses, mainly due to higher expenses on compensation and variable compensation (ii) higher administrative expenses mainly due to higher expenses on third-party services, with highlight to consulting services, data processing and media.

In 2017, non-interest expenses increased 0.3%, below the inflation rate for the period (2.95% - IPCA).

Further details on pages 28-29

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 29

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 4Q17

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	4Q17	3Q17	∆	4Q16	∆
Individuals	185.3	179.9	3.0%	183.4	1.0%
Credit Card Loans	63.0	57.2	10.3%	59.0	6.8%
Personal Loans	25.3	26.0	-2.7%	26.3	-3.8%
Payroll Loans [1]	44.2	44.6	-0.8%	44.6	-1.0%
Vehicle Loans	14.1	13.9	1.4%	15.4	-8.4%
Mortgage Loans	38.7	38.3	0.9%	38.1	1.4%
Companies	226.8	223.7	1.4%	243.1	-6.7%
Corporate Loans	165.1	164.6	0.3%	181.5	-9.1%
Very Small, Small and Middle Market Loans [2]	61.8	59.1	4.6%	61.5	0.4%
Corporate Securities [3]	36.0	36.1	-0.3%	36.4	-1.1%
Total Brazil with Financial Guarantees Provided and Corporate Securities	448.1	439.6	1.9%	462.9	-3.2%
Latin America	145.6	135.5	7.4%	135.5	7.5%
Argentina	8.2	7.0	16.9%	7.1	16.6%
Chile	96.7	89.4	8.1%	87.4	10.6%
Colombia	25.8	25.8	0.0%	26.9	-4.1%
Paraguay	6.3	5.7	10.9%	5.9	7.4%
Panama	0.8	0.8	-4.7%	0.9	-12.4%
Uruguay	7.8	6.7	15.8%	7.2	7.3%
Total with Financial Guarantees Provided and Corporate Securities (A)	593.7	575.2	3.2%	598.4	-0.8%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	593.7	586.0	1.3%	608.6	-2.4%
Citibank Operations (B)	6.4	-	-	-	-
Total with Financial Guarantees Provided, Corporate Securities and Citibank (A + B)	600.1	575.2	4.3%	598.4	0.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size.

Further details on pages 31-32

NPL Ratio (%) | 90 days

(i) Including Citibank’s operations, the total NPL ratio would have been 3.1%.

The decrease when compared to the previous quarter and to the same period of 2016 is mainly driven by lower delinquency rates in Brazil.

In Brazil, NPL decreased from the previous quarter and from December 2016 driven by lower delinquency rates in individuals and very small, small and middle-market companies.

In Latin America, the increase in the quarter was driven by the individuals segment in both Chile and Colombia.

Further details on pages 19-21

Coverage Ratio | 90 days

(i) Including Citibank’s operations, the Coverage ratio would have reached 245%.

The coverage ratio, which reached 247% in December 2017, remained relatively stable compared to the previous quarter.

The coverage ratio level is not only a result of overdue loans, but also of our provision model for potential loan losses.

The expanded coverage ratio³ remained at 100%, showing that provisions are enough to cover the balance of renegotiated operations and the loans overdue for over 90 days.

Further details on pages 19-21

NPL Creation

(i) Including Citibank’s operations, total estimated NPL Creation would have been R$4,375 million.

The NPL Creation, which is the volume of loans that became overdue for more than 90 days in the quarter, was lower compared to the previous quarter, mainly in the Retail segment in Brazil, which decreased in the quarter.

This resulted in the lowest level of NPL Creation since March 2014.

Further details on pages 19-21

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2017 Forecast

The results for 2017, compared to our previously disclosed forecast for 2017, are presented below:

1) Considers USD-BRL rate at R$3.50 in Dec-17;

2) Includes units abroad ex-Latin America;

3) Includes financial guarantees provided and corporate securities;

4) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

5) Includes Result from Loan Losses, Impairment and Discounts Granted;

6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

2018 Forecast

Basis for 2018 Forecast

We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank		Credit Portfolio - with Citibank

In R$ millions	2017	In R$ billions, end of period	4Q17
Managerial Financial Margin	68,510	Individuals	191.5
Financial Margin with Clients	62,223	Credit Card Loans	66.9
Financial Margin with the Market	6,287	Personal Loans	26.4
Cost of Credit	(18,002)	Payroll Loans	44.4
Provision for Loan Losses	(19,105)	Vehicle Loans	14.1
Impairment	(1,094)	Mortgage Loans	39.7
Discounts Granted	(1,106)	Companies	226.9
Recovery of Loans Written Off as Losses	3,303	Corporate Loans	165.1
Net Result from Financial Operations	50,508	Very Small, Small and Middle Market Loans	61.9
Other Operating Income/(Expenses)	(14,263)	Corporate Securities	36.0
Commissions and Fees	33,014	Total Brazil with Financial Guarantees Provided and Corporate Securities	454.5
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256	Latin America	145.6
Non-interest Expenses	(47,045)	Argentina	8.2
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)	Chile	96.7
Income before Tax and Minority Interests	36,245	Colombia	25.8
Income Tax and Social Contribution	(11,294)	Paraguay	6.3
Minority Interests in Subsidiaries	(71)	Panama	0.8
Recurring Net Income	24,879	Uruguay	7.8
		Total with Financial Guarantees Provided and Corporate Securities	600.1

2018 Forecast

We present below our 2018 forecast including the effect of Citibank’s operations.

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	14

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis and
Complete Financial Statements

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

Highlights

•	Decrease in financial margin with clients in the quarter, highlighting the negative impact of the interbank deposit rate reduction on the liabilities margin (partially offset by balance increase) and on the remuneration of our working capital, partially offset by structured operations of Wholesale segment and gains from the sale of students’ loans from our Chilean operation.

•	Risk-adjusted financial margin with clients decreased 30 bps in the quarter, due to the reduction in the financial margin with clients and the increase in cost of credit.

In R$ millions	4Q17	3Q17	Δ
Financial Margin with Clients	15,314	15,410	(96)	-0.6%
Spread-Sensitive Operations	13,274	13,168	106	0.8%
Working Capital and Other	2,040	2,242	(202)	-9.0%
Financial Margin with the Market	1,431	1,359	72	5.3%
Total	16,745	16,769	(24)	-0.1%

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Change in the Financial Margin with Clients Breakdown

(1) Considers credit and private securities portfolio net of overdue balance over 60 days. Balances do not include the effects of foreign exchange rate variations.

Annualized average rate of financial margin with clients

	4Q17			3Q17
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Financial Margin with Clients	635,714	15,314	9.9%	624,503	15,410	10.1%
Spread-Sensitive Operations	529,901	13,274	10.3%	526,027	13,168	10.3%
Working Capital and Other	105,813	2,040	7.8%	98,476	2,242	9.3%
Cost of Credit		(4,192)			(3,990)
Risk-Adjusted Financial Margin with Clients	635,714	11,123	7.1%	624,503	11,421	7.4%

Spread-Sensitive Operations:

— 0 bp

•	negative impact coming from interbank deposit rate reduction on the liabilities margin, offset by (i) increase in liabilities balance, (ii) structured operations of the Wholesale segment and (iii) gains from the sale of students’ loans from our Chilean operation.

Working Capital and Other:

▼- 150 bps

•	higher average balance in the period (mainly driven by the increase in stockholders' equity due to incorporation of the net income for the period), more than offset by the impact from lower interest rates.

Financial Margin with Clients:

▼- 20 bps

•	the reductions in the Selic rate throughout 2017, adversely impacted our liabilities margin and the remuneration of our working capital.

Risk-Adjusted Financial Margin with Clients:

▼ - 30 bps

•	In the quarter, the pressure caused by the interbank deposit rate reduction on our financial margin was intensified by the growth of cost of credit.

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

Highlights

•	Increase in the provision for loan losses in the quarter, concentrated in the Retail Banking in Brazil, driven by the increase in generic allowance, related to the growth in the portfolio, and in Latin America, due to the exposure to large companies in Chile and to the growth in the portfolio.

•	In 2017, cost of credit reduced by R$7,544 million compared to 2016, mainly due to lower provision for loan losses in both the Retail and Wholesale Banking in Brazil.

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Result from Loan Losses	(3,632)	(3,505)	3.6%	(4,819)	-24.6%	(15,795)	(22,387)	-29.4%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Cost of Credit (i)	(4,192)	(3,990)	5.1%	(6,352)	-34.0%	(17,936)	(25,480)	-29.6%

(i) Including Citibank’s operations acquired, the cost of credit would be R$4,257 million.

Compared to the previous quarter, the increase in cost of credit was mainly driven by the R$160 million increase in provision for loan losses, especially concentrated in the Retail Banking in Brazil, driven by the increase in generic allowance, related to the growth in the individuals portfolio, and in Latin America, due to exposure to corporate segment in Chile, in addition to the growth in the loan portfolio. Discounts granted also increased by R$55 million, concentrated in the Wholesale Banking in Brazil. These effects were partially offset by the increase in recovery of loans written off as losses in the Wholesale Banking in Brazil.

In 2017, cost of credit reduced mainly due to the R$6,996 million decrease in provision for loan losses in Brazil, both in Retail and Wholesale Banking, of R$2,635 million and R$4,361 million, respectively, in line with the lower delinquency rates. Additionally, impairment charges on corporate securities in the Wholesale Banking in Brazil decreased by R$788 million. These effects were partially offset by the reduction of R$496 million in recovery of loans written off as losses, mainly in the Retail Banking.

Cost of Credit

(*) Loan portfolio with financial guarantees provided and corporate securities. Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment

(*) Average balance of the loan portfolio, considering the last two quarters.

(i) Including Citibank’s operations acquired, the provision for loan losses would be R$4,483 million.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

• Wholesale Banking - Brazil: a decrease of R$284 million in expenses in the quarter, related to the lower provisioning requirement in the segment, associated with the provisions for potential losses constituted in the last two years.

• Retail Banking - Brazil: these expenses increased R$257 million in the quarter, driven by the increase in generic allowance, in line with the increase in the loans to individuals, especially credit card and vehicles.

Recovery of Loan Written off as Losses

•	The R$33 million increase in recovery of loans written off as losses from the previous quarter was particularly driven by an increase in the Wholesale segment.

•	In the fourth quarter of 2017, we sold assets that had already been written off as losses, with no risk retention, to non-related companies. Credits totaling R$1.6 billion were assigned with positive impacts on revenues from recovery of loans, in the amount of R$29 million, and on net income, in the amount of R$16 million, in the fourth quarter of 2017.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate. At the end of December 2017, portfolios rated “AA” and “A” accounted for 78.3% of the total loan portfolio and 80.5% of the total loan portfolio in Brazil¹.

(i) Including Citibank’s operations acquired, the total allowance for loan losses would be R$37,309 million and the total allowance for loan losses in Brazil would be R$32,919 million.

Allowance for Loan Losses and for Financial Guarantees Provided

We observed a reduction of 2.0% in the allowance for loan losses and for financial guarantees provided compared to the same period of the previous year.

This reduction was mainly driven by the specific allowance of the Retail segment in Brazil, as a consequence of decreasing delinquency rates in this segment, which was partially offset by the increased allowance for loan losses in Latin America.

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$ 1,950 million in December 2017 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16. (i) Including Citibank’s operations acquired, the total allowance for loan losses would be R$37,309 million.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Quality

Highlights

•	The total loan portfolio more than 90 days overdue decreased 11.9% compared to December 2016, driven by decreases in both individuals and companies portfolios in Brazil.

•	The short-term delinquency ratio (NPL 15-90 days) decreased in the quarter, and the highlights were the decreases of 30 bps for individuals and 50 bps for very small, small and middle market companies, which were partially offset by the increase of 80 bps for corporate, mainly driven by the exposure for a client in that segment.

Nonperforming Loans

(i) Including Citibank’s operations acquired, the Nonperforming Loans over 90 days in Brazil would be R$13.2 billion and the Total would be R$15.2 billion.

• Nonperforming loans - 90 days - Total: decreased 11.9% from the same period of the previous year, driven by lower delinquency rates for both individuals and companies in Brazil.

NPL Ratio (%) | over 90 days

(i) Including Citibank’s operations acquired, the Total NPL Ratio would be 3.1%.

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Consolidated: decreased compared to the previous quarter due to an increased portfolio. Compared to the same period of 2016, it recorded a decrease mainly due to lower delinquency rates in Brazil.

• Brazil1: decreased from the previous quarter and from December 2016 due to lower delinquency rates for individuals, and very small, small, and middle-market companies.

• Latin America2: increased in the quarter mainly driven by the increase in the individuals segment in both Chile and Colombia.

NPL Ratio – Brazil1 (%) | over 90 days

(i) Including Citibank’s operations acquired, the NPL Ratio for Individuals would be 4.9% and the NPL Ratio for Very Small, Small and Middle Market Companies would be 4.5%.

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Individuals: the ratio decreased for the seventh consecutive quarter, with highlight for lower delinquency rates in credit cards, personal loans and vehicles in the quarter.

• Very small, small and middle-market companies: the ratio decreased for the fifth consecutive quarter, reaching the lowest level in the last 2 years.

• Corporate: the ratio remained stable compared to the previous quarter.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Consolidated: the ratio decreased from the previous quarter due to an increased portfolio.

• Brazil1: the ratio remained stable compared to the previous quarter, with reduction in individuals and very small, small and middle-market companies ratios, offset by the increase in corporate segment, mainly driven by the exposure for a corporate client.

• Latin America2: the ratio decreased in the quarter, mainly driven by lower delinquency rates in Chile and Colombia, due to the improvement in the collection operational process in the individuals portfolio.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

NPL Ratio – Brazil1 (%) | 15 to 90 days

(i) Including Citibank’s operations acquired, the NPL Ratio for Individuals would be 3.3%.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Individuals: the ratio decreased compared to the previous quarter, with highlight for lower delinquency rates in credit cards, personal loans, payroll loans and vehicles loans.

• Very small, small and middle-market companies: the ratio decreased in the quarter, mainly driven by the lower portfolio of overdue loans in the middle-market segment.

• Corporate: the ratio increased from the previous quarter, mainly driven by the exposure for a corporate client.

Coverage Ratio | 90 days

Note: Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,950 million in December 2017 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

(i) Including Citibank’s operations acquired, the Total Coverage Ratio would be 245% and the Total - Brazil would be 249%.

• Consolidated: the ratio increased in the quarter, mainly driven by the higher coverage of the Retail Banking in Brazil, impacted by a lower portfolio of overdue loans for the segment.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

(i) Including Citibank’s operations acquired, the write-off would be R$4,412 million.

Loan portfolio write-offs decreased 8.8% from the previous quarter. This is the lowest level since December 2014. The ratio of written-off operations to the average balance of the loan portfolio remains in line with the level in the last quarters.

NPL Creation

Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter.

(i) Including Citibank’s operations acquired, the estimated Total NPL Creation would be R$4,375 million and the estimated NPL Creation of Retail Banking - Brazil would be R$3,312 million.

• Consolidated: the NPL Creation decreased from the previous period and reached its lowest level since March 2014, mainly driven by a lower NPL Creation in Brazil that decreased for the fifth consecutive quarter.

NPL Creation Coverage

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the fourth quarter of 2017, total NPL Creation coverage reached 104%, due to the NPL Creation reduction and provision for loan losses increase in the quarter.

• Retail Segment - Brazil: the NPL Creation coverage increased due to the NPL Creation reduction.

• Wholesale segment - Brazil: the 48% of the NPL Creation coverage level reflects the provision for loan losses decrease in the segment.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Renegotiated Loans Operations

Renegotiated loans are all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses.

R$26.0 billion as of December 31, 2017

▼ - 1.4% (vs. Sep-17)

▲ + 7.0% (vs. Dec-16)

Obs.: Including Citibank’s operations acquired, the balance of Renegotiated loans operation would be R$26.4 billion.

Compared to the same period of the previous year, the increase in renegotiated loans operations is mainly related to Corporate segment operations.

By overdue period

measured at the moment of renegotiation

Brazil1

1Includes units abroad ex-Latin America.

NPL of Renegotiated Loans Operations

(i) Including Citibank’s operations acquired, the NPL 90 would be R$4.4 billion and the NPL Ratio would be 16.5%.

Renegotiated Loans Coverage

as of December 31, 2017

R$ billions

Total renegotiated loans operations

(i) Including Citibank’s operations acquired, the LLP would be R$10.8 billion and the Coverage Ratio would be 40.9%.

Loan Operations Renegotiated
when up to 90 days overdue*

(i) Including Citibank’s operations acquired, the Portfolio would be R$15.5 billion, the LLP would be R$4.2 billion and the Coverage Ratio would be 26.9%.

Loan Operations Renegotiated
when over 90 days overdue *

(i) Including Citibank’s operations acquired, the Portfolio would be R$10.9 billion and the LLP would be R$6.6 billion.

* Measured at the moment of renegotiation.

Sale of Financial Assets

In the fourth quarter of 2017, we recorded sales of assets with no risk retention to non-related companies in the amount of R$1.0 billion. This operation had a positive impact of R$81 million on financial margin with clients, of R$64 million on cost of credit, being R$91 million in provision for loan losses and a negative impact of R$27 million in discounts granted. The effect on net income for the fourth quarter of 2017 was R$80 million. There was no material impact on non-performing loans ratios.

Additionally, we recorded sales of assets that had already been written off as losses, with no risk retention, to non-related companies in the amount of R$1.6 billion, with impact of approximately R$16 million on net income, but with no impact on non-performing loans ratios.

	4Q17	4Q17
		(Ex Sale of
In R$ millions (except where indicated)		Assets)
Income Statement
Operating Revenues	27,432	27,351
Cost of Credit	(4,192)	(4,285)
Provision for Loan Losses	(4,442)	(4,533)
Impairment	(282)	(282)
Discounts Granted	(277)	(250)
Recovery of Loans Written Off as Losses	810	781
Other Operating Expense and Other [1]	(14,253)	(14,253)
Income Tax and Social Contribution	(2,707)	(2,628)
Recurring Net Income	6,280	6,184

1 includes Other Operating Expenses, retained claims and minority interests in subsidiaries

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance Operations1

Highlights

•	The R$287 million increase in commissions and fees from the previous quarter was mainly due to: (i) credit cards fees, due to the increase in revenues; and (ii) revenues from loan operations, associated to the increase in credit origination.

•	The increase of R$1,933 million in 2017 compared to the previous year was due to: (i) fund management, related to the increase in the balance of funds and managed portfolios; (ii) revenues from advisory and brokerage services, due to the higher volume of investment banking operations; and (iii) revenues from current account services, due to the increased number of current-account holders and to the offering of differentiated products and services.

•	This quarter the share of commissions and fees and result from insurance operations over operating revenues reached 38.2%.

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Credit Cards	3,298	3,103	6.3%	3,125	5.6%	12,367	12,150	1.8%
Current Account Services	1,733	1,699	2.0%	1,665	4.1%	6,761	6,395	5.7%
Asset Management	929	940	-1.2%	807	15.1%	3,546	3,007	17.9%
Fund Management Fees	772	780	-1.0%	642	20.1%	2,918	2,332	25.1%
Consortia Administration Fees	157	161	-2.4%	164	-4.5%	628	675	-6.9%
Credit Operations and Guarantees Provided	882	829	6.4%	869	1.4%	3,374	3,238	4.2%
Credit Operations	508	457	11.1%	500	1.5%	1,895	1,817	4.3%
Guarantees Provided	374	371	0.7%	369	1.4%	1,479	1,421	4.1%
Collection Services	459	432	6.2%	421	9.2%	1,728	1,603	7.8%
Advisory Services and Brokerage	400	410	-2.4%	326	22.6%	1,398	1,012	38.2%
Other	262	306	-14.5%	237	10.3%	1,148	1,103	4.1%
Foreign Exchange Services	28	30	-6.3%	25	9.1%	113	92	22.4%
Custody Service and Portfolio Management	88	92	-3.5%	79	11.5%	345	318	8.7%
Other Services	146	185	-21.2%	133	9.9%	690	694	-0.5%
Latin America (ex-Brazil)	682	638	6.8%	530	28.7%	2,563	2,443	4.9%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance Operations¹	1,711	1,487	15.1%	1,596	7.2%	6,256	6,263	-0.1%
Total	10,356	9,845	5.2%	9,576	8.1%	39,142	37,215	5.2%

Note: Including Citibank’s operations, total commissions and fees and result from insurance operations would be R$10,485 million in 4Q17, reaching R$39,270 million in 2017.

Breakdown of Commissions and Fees and Result from Insurance Operations1

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance1.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

Credit Cards

Credit card revenues increased R$195 million from the previous quarter, mainly driven by the increased transaction volume that, in turn, increased revenues from interchange and MDR (Merchant Discount Rate) by R$84 million and R$41 million, respectively.

In 2017, credit card revenues reached R$12.4 billion, up 1.8% from 2016, mainly driven by higher revenues from annuity fees and interchange revenues.

Revenues | Acquiring and Issuance Services

REDE New Developments

REDE provides its clients with a number of products that are in line with the latest trends in the market.

With the e-REDE, we strengthen and improve the quality of our electronic payment platform, providing not only the acquiring service, but also an antifraud portal.

In November 2016, we made available to merchants the Control REDE, a reconciliation solution that facilitates the financial control of receivables.

In order to make banking as simple as possible for our clients, in 2016, we developed REDE Pay, our digital wallet solution, which brings to our online merchants the chance to increase their sales by accessing thousands of customers in a simple and safe way and Preço Único (One Price), a solution that simplifies billing for the merchants by charging a single fee that includes Merchant Discount Rate and equipment rental.

In an effort to increase the reach of the sales force and improve even more the quality or services, REDE recently reinforced its commercial team.

•	Card Issuance Activities

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling approximately 29.2 million (in number of accounts) credit cards and 26.2 million (in number of accounts) debit cards.

Note: Debit cards include account holders only.

•	Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affiliation, management and relationship with merchants through REDE.

In the fourth quarter of 2017, the volume of credit and debit card transactions increased 12.9% from the previous quarter, driven by the typical seasonality of the period. Compared to the same period of the previous year, the 2.2% increase was due to the higher level of economic activity in 2017.

In addition to the transaction volume mentioned above, we captured and processed over R$2.2 billion in transactions within our retail partners and Joint Ventures in the fourth quarter of 2017.

Equipment Base

The reduction in the equipment base is a result of the migration to non-POS solutions and the competition increase in the segment.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services increased R$34 million from the previous quarter.

In 2017, these revenues grew 5.7% from 2016, mainly driven by the increased number of current-account holders and by offering of differentiated products and services.

Asset Management

•	Fund Management

Fund management fees decreased R$8 million in the quarter, due to the fewer number of business days and lower performance fees, partially offset by the increase in assets under administration.

In 2017, fund management fees grew R$586 million compared to 2016, mainly driven by an 18.1% increase in the balance of investment funds and managed portfolios.

According to ANBIMA, in December 2017 we ranked second in fund management and managed portfolio*, with a 21.9% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund

Note: Does not include Latin America ex-Brazil. As from the third quarter of 2017, we deconsolidated managed portfolios from the Itaú group, and, for comparison purposes, the previous quarters were reprocessed.

•	Consortia Administration Fees

The consortia business is an alternative to clients for a planned acquisition of vehicles and real estate, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In December 2017, we reached approximately 393 thousand active contracts, up 1.2% from the previous quarter. Installments receivable totaled R$11.1 billion at the end of the period, with increases of 0.5% from September 2017 and of 2.9% from December 2016.

Loan Operations and Financial Guarantees Provided

These revenues increased R$53 million from the previous quarter, mainly driven by the larger volume of origination of credit in the quarter.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.

¹ Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

In the fourth quarter of 2017, revenues from collection services grew R$27 million from the previous quarter, due to the seasonality of the period.

In 2017, these revenues grew R$124 million from 2016, mainly due to higher volume of collection services and change in pricing.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from advisory and brokerage services decreased R$10 million due to a lower volume of operations.

In 2017, these revenues increased R$386 million, driven by a higher volume of investment banking operations, related to the increase in capital markets activities over the year.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$24.9 billion up to December 2017, reaching the leadership position in the ANBIMA ranking.

Equities: We carried out 27 offerings in South America over 2017, totaling US$2.5 billion, which led us to the first place in the Dealogic ranking.

Mergers and Acquisitions: in 2017, we provided financial advisory on 48 transactions in South America, totaling US$17.4 billion and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.	24

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

Highlights

•	The increase in net income of Itaú´s Insurance, Pension Plan and Premium Bonds businesses in the quarter was driven by higher premiums and less claims in life, personal accidents, credit card and credit-related insurance lines. There was also an increase in net income of R$136 million in Pension Plans due to the Liability Adequacy Test.

•	In Other Activities, the claims increase this quarter was due to a provision for contingency of R$83 million in health insurance.

Pro Forma Recurring Income Statement of Insurance Operations

	4Q17
		Core	Other	Core Activities
In R$ millions	Total	Activities	Activities	3Q17	Δ		4Q16	Δ
Earned Premiums	1,012	948	65	902	5.1%		1,002	-5.4%
Revenues from Pension Plan and Premium Bonds	491	491	-	242	103.3%		259	89.4%
Retained Claims	(373)	(246)	(127)	(266)	-7.4%		(310)	-20.5%
Selling Expenses	(39)	(7)	(32)	(6)	19.1%		(19)	-64.3%
Result from Insurance, Pension Plan and Premium Bonds	1,091	1,186	(95)	872	36.0%		933	27.2%
Managerial Financial Margin	106	65	41	111	-41.7%		174	-62.8%
Commissions and Fees	497	499	(2)	522	-4.4%		448	11.4%
Earnings of Affiliates	118	86	33	50	72.6%		78	10.2%
Non-interest Expenses	(463)	(436)	(27)	(448)	-2.8%		(478)	-8.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(83)	(84)	2	(72)	17.4%		(70)	20.6%
Income before Tax and Minority Interests	1,267	1,316	(48)	1,035	27.2%		1,085	21.3%
Income Tax/Social Contribution and Minority Interests	(532)	(580)	47	(435)	33.2%		(493)	17.6%
Recurring Net Income	735	736	(1)	599	22.8%		591	24.4%

Allocated Capital	1,408	1,262	146	1,234	2.2%		1,634	-22.8%
Average Allocated Capital	1,394	1,248	146	1,222	2.1%		1,615	-22.7%
Recurring Return on Average Allocated Capital	210.8%	235.8%	-2.6%	196.1%	3,970	bps	146.5%	8,930	bps
Efficiency Ratio (ER)	26.8%	24.9%	-128.5%	30.2%	-540	bps	30.6%	-570	bps
Combined Ratio	67.0%	52.0%	286.4%	57.9%	-590	bps	59.2%	-720	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Core Activities

Core activities consist of bancassurance products related to Life, Property, Credit, Pension Plan and Premium Bonds.

Other Activities

Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other.

Our priority is to service our clients through the most efficient channels. Sales of insurance products and premium bonds through bankline/internet, mobile, ATMs, teller terminals and bankfone accounted for 68.1% of sales to current account holders in the quarter. In the fourth quarter of 2017, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 14.5% of total sales.

We concentrate distribution efforts through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to our clients.

Insurance Ratio(1) and ROE

(1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

(2) If the liability adequacy test were excluded, the Insurance Ratio would have been 9.5% and the ROE of Itaú Insurance, Pension Plan and Premium Bonds would have been 171.7%.

Technical Provisions in 4Q17

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Insurance (Core Activities)

Our insurance core activities consist of bancassurance products related to Life, Property and Credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

47% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Insurance Segment (Core Activities)

In R$ millions	4Q17	3Q17	∆		4Q16	∆
Earned Premiums	948	902	5.1%[1]		1,002	-5.4%[4]
Retained Claims	(233)	(253)	-8.2%[2]		(285)	-18.5%
Selling Expenses	(6)	(5)	22.4%		(18)	-65.3%
Underwriting Margin	709	644	10.2%		699	1.4%
Managerial Financial Margin	(6)	18	-133.4%[3]		37	-116.3%
Commissions and Fees	77	95	-19.4%		66	16.7%
Earnings of Affiliates	86	50	72.6%		78	10.2%
Non-interest Expenses	(214)	(226)	-5.0%		(252)	-15.0%[4]
Tax Expenses for ISS, PIS and Cofins and other taxes	(40)	(39)	4.1%		(38)	4.6%
Income before Tax and Minority Interests	611	542	12.7%		589	3.7%
Income Tax/Social Contribution and Minority Interests	(266)	(214)	24.0%		(276)	-3.6%
Recurring Net Income	346	328	5.4%		314	10.2%
Efficiency Ratio (ER)	25.9%	29.4%	-340	bps	29.9%	-400	bps

Highlight:

1. increase due to higher sales in life, credit card and credit-related insurance;

2. decrease due to implementation of a digital claim-reporting process, with impact felt mostly in the third quarter of 2017;

3. decrease due to higher financial expenses;

4. change mainly driven by the sale of our group life insurance business, distributed by brokers, in April 2017.

Earned Premiums Breakdown

Underwriting Margin

Note: the underwriting margin is the sum of earned premiums, retained claims and selling expenses.

Retained Claims Breakdown

Combined Ratio

It reflects the operating cost as a percentage of income from earned premiums.

Decrease primarily driven by fewer retained claims in life, personal accidents, protected card and credit life insurance portfolios.

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holdings S.A.	26

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Pension Plan

Product and advisory service innovation has played a significant role in the sustainable growth of pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, adopting a communication strategy designed for the financial education of their employees.

46% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	4Q17	3Q17	∆		4Q16	∆
Revenues from Pension Plan	373	108	246.5%[1]		109	242.4%
Retained Claims	(13)	(12)	9.4%		(24)	-44.4%
Selling Expenses	(1)	(1)	-3.2%		(1)	0.3%
Result from Pension Plan	359	95	279.1%		84	326.5%
Managerial Financial Margin	33	49	-31.1%[2]		69	-51.6%
Commissions and Fees	423	427	-1.0%[3]		383	10.4%
Non-interest Expenses	(163)	(166)	-1.8%		(150)	8.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(38)	(26)	43.4%		(23)	61.1%
Income before Tax and Minority Interests	615	378	62.6%		363	69.4%
Income Tax/Social Contribution and Minority Interests	(274)	(169)	62.4%[4]		(158)	73.7%
Recurring Net Income	341	209	62.8%		205	66.2%
Efficiency Ratio (ER)	21.0%	30.5%	-960	bps	29.3%	-830	bps

Highlight:

1. increase of R$260 million due to the liability adequacy test carried out;

2. decrease due to a lower return on assets;

3. decrease due to fewer business days in the period;

4. increase of R$112 million due to the liability adequacy test carried out.

Pension Plan Contribution

Note: Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Technical Provisions

Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Pension Plan

Market Share *

Technical Provisions

Total
23.4%	+ 30 bps
(12 months)

Plans for Individuals
23.9%	+ 20 bps
(12 months)

* according to the National Federation of Pension and Life Insurance (FENAPREVI), in October 2017.

Premium Bonds

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client.

7% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	4Q17	3Q17	∆		4Q16	∆
Revenues from Premium Bonds	118	134	-11.9%[1]		150	-21.5%
Managerial Financial Margin	37	45	-16.6%[2]		69	-45.4%
Non-interest Expenses	(58)	(57)	3.2%		(76)	-23.3%[3]
Tax Expenses for ISS, PIS and Cofins and other taxes	(6)	(7)	-7.5%		(8)	-20.8%
Income before Tax and Minority Interests	90	114	-21.5%		133	-32.4%
Income Tax/Social Contribution and Minority Interests	(40)	(52)	-22.8%		(60)	-32.6%
Recurring Net Income	49	62	-20.4%		73	-32.2%
Efficiency Ratio (ER)	39.4%	33.1%	630	bps	36.5%	300	bps

•	In the fourth quarter of 2017, we distributed prizes in the aggregate amount of R$11.5 million.

•	The amount of sales of premium bonds to Digital Branches clients accounted for 8.7% of total sales in the fourth quarter of 2017.

•	The revenues of premium bonds net of redemption totaled R$635 million from January to December of 2017, which represents an increase of 3.2% compared to the same period of 2016.

Highlight:

1. decrease driven by lower revenues;

2. decrease driven by the negative impact of the interbank deposit rate reduction on the remuneration of our assets;

3. decrease due to the lower number of sales in the fourth quarter of 2017.

13.2 million outstanding certificates

+ 1.3% (vs. 3Q17)

- 2.0% (vs. 4Q16)

Itaú Unibanco Holdings S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

Highlights

•	In 2017, non-interest expenses increased 0.3%, below the accumulated inflation rate for the period (2.95% - IPCA). This low increase was due to the lower expenses on labor claims, caused by the improvement in the calculation methodology in the third quarter of 2016, more than compensated by the higher expenses on personnel expenses, impacted by the negotiation of the collective labor agreement, in addition to the higher number of employees.

•	In the quarter, the 4.7% increase in non-interest expenses was mainly driven by higher personnel expenses, especially in variable compensation, in addition to higher administrative expenses, especially by the increase in third-party services (notably consulting services to the Retail Banking segment) and data processing and telecommunications.

In R$ millions	4Q17	3Q17	∆	4Q16	∆	2017	2016	∆
Personnel Expenses	(5,389)	(5,020)	7.3%	(4,886)	10.3%	(20,179)	(19,721)	2.3%
Compensation, Charges and Social Benefits	(3,396)	(3,267)	3.9%	(3,167)	7.2%	(13,165)	(12,480)	5.5%
Management and Employees' Profit Sharing (*)	(1,208)	(976)	23.8%	(1,049)	15.2%	(4,079)	(3,730)	9.4%
Employee Terminations and Labor Claims	(712)	(727)	-2.0%	(610)	16.8%	(2,724)	(3,336)	-18.4%
Training	(72)	(50)	44.7%	(60)	20.4%	(211)	(174)	21.2%
Administrative Expenses	(4,208)	(3,961)	6.3%	(4,287)	-1.8%	(15,925)	(15,841)	0.5%
Third-Party Services	(1,035)	(939)	10.1%	(1,104)	-6.3%	(3,878)	(4,033)	-3.8%
Data Processing and Telecommunications	(989)	(923)	7.2%	(968)	2.2%	(3,764)	(3,642)	3.3%
Facilities	(678)	(657)	3.2%	(759)	-10.6%	(2,590)	(2,707)	-4.3%
Depreciation and Amortization	(519)	(489)	6.0%	(485)	7.0%	(1,977)	(1,971)	0.3%
Advertising, Promotions and Publications	(284)	(244)	16.2%	(277)	2.6%	(995)	(897)	10.9%
Security	(163)	(161)	1.3%	(160)	2.3%	(652)	(655)	-0.4%
Financial System Services	(186)	(175)	6.3%	(123)	51.5%	(682)	(532)	28.1%
Transportation	(76)	(79)	-3.8%	(87)	-12.8%	(304)	(357)	-15.0%
Materials	(83)	(80)	4.6%	(72)	15.7%	(300)	(270)	10.8%
Travel	(53)	(50)	4.6%	(56)	-6.4%	(191)	(180)	6.3%
Other	(142)	(162)	-12.6%	(196)	-27.6%	(592)	(596)	-0.7%
Operating Expenses	(1,156)	(1,382)	-16.4%	(1,157)	-0.1%	(4,859)	(4,995)	-2.7%
Provision for Contingencies	(291)	(469)	-37.9%	(131)	122.7%	(1,373)	(1,180)	16.3%
Selling - Credit Cards	(535)	(480)	11.3%	(521)	2.7%	(1,872)	(1,800)	4.0%
Claims	(74)	(66)	11.3%	(81)	-9.2%	(283)	(287)	-1.5%
Other	(256)	(366)	-30.0%	(425)	-39.6%	(1,331)	(1,727)	-22.9%
Other Tax Expenses (**)	(86)	(94)	-8.9%	(89)	-3.2%	(344)	(373)	-7.6%
Latin America (ex-Brazil) (***)	(1,537)	(1,361)	12.9%	(1,508)	1.9%	(5,439)	(5,696)	-4.5%
Total (i)	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%

(*) Includes variable compensation and stock option plans. (**) Does not include ISS, PIS and Cofins. (***) Does not consider overhead allocation.

(i) Including Citibank’s operations acquired, total non-interest expenses ratio would be R$12,675 million in the fourth quarter of 2017 and R$47,045 million in 2017.

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses, mainly driven by variable compensation, due to a better result in 2017 than the previous year, and in compensation, due to the higher number of employees and to the negotiation of collective labor agreement; (ii) increase in administrative expenses, with highlight to the growth in third-party services, due to higher expenditures on consulting services to the Retail Banking segment, increase in data processing and telecommunications, and increase in advertising, due to higher TV media and internet advertising costs; and (iii) higher expenses in Latin America, due to readjustment of number of employees, to the foreign exchange variation and to the higher advertising and publicity costs.

In 2017, non-interest expenses increased 0.3% from the previous year, below the inflation rate for the period (2.95% - IPCA). This increase was basically driven by higher expenses on compensation, charges and social benefits, and variable compensation, which were impacted by the negotiation of the collective labor agreement, in addition to the higher number of employees to operational structure adjustment, partially offset by lower expenses on labor claims caused by the improvement in the calculation methodology in the third quarter of 2016. The decrease in expenses in Latin America (ex-Brazil) was mainly driven by the refund of the fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile) in the second quarter of 2017.

Number of Employees - in thousands

(i) Including Citibank’s operations acquired, total number of employees would be 99.3 thousand.

96.4 thousand employees at the end of the 4Q17

▲ + 0.1% (4Q17/3Q17)

▲ + 1.7% (4Q17/4Q16)

The increase in the number of employees in the year was driven by the new employees hired for the Retail Banking operational structure related to the branch network. Additionally, we started a hiring process aimed at strengthening REDE’s sales force.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holdings S.A.	28

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Risk-Adjusted	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit
Efficiency Ratio		(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

• 12-month period: increase of 100 basis points from the same period of the previous year. In this period, non-interest expenses increased 0.3%, whereas accumulated inflation for the period was 2.95% (IPCA). On the other hand, in the same period, revenues decreased 2.2%, mainly impacted by lower economic activity.

Risk-Adjusted Efficiency Ratio:

• 12-month period: decrease of 600 basis points from the same period of the previous year. In this period, in addition to the effects that explain the Efficiency ratio, cost of credit decreased 29.6%, mainly driven by lower provision for loan losses.

Distribution Network

Points of Service | Brazil and Abroad

The shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs, is enabling the increase in the total number of available ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the annual reduction in the number of brick and mortar branches and the increased number of digital branches are consistent with our clients’ profiles, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Including Citibank’s operations acquired, total Brick and Mortar Branches - Brazil would be 3,591.

Geographical Distribution of Service Network(*) -

Number of Branches and Client Service Branches

(*) In December 2017. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holdings S.A.	29

Management Discussion & Analysis	Balance Sheet

Balance Sheet | includes the consolidation of Citibank in the 4Q17

Highlights

•	Our total assets exceeded R$1.5 trillion at the end of December 2017.

•	Annual growth of 22.3% in deposits, especially time deposits, due to the partial allocation of funds from repurchase agreements backed by debentures (11.5% decrease in deposits received under securities repurchase agreements), and of approximately R$5 billion in deposits coming from the consolidation of Citibank’s operation.

Assets
In R$ millions, end of period	4Q17	3Q17	∆	4Q16	∆
Current and Long-term Assets	1,475,217	1,439,523	2.5%	1,400,097	5.4%
Cash and Cash Equivalents	18,749	19,089	-1.8%	18,542	1.1%
Interbank Investments	271,254	287,701	-5.7%	286,038	-5.2%
Securities and Derivative Financial Instruments	445,751	412,806	8.0%	376,887	18.3%
Interbank and Interbranch Accounts	132,752	126,804	4.7%	113,568	16.9%
Loan, Lease and Other Loan Operations	493,595	467,831	5.5%	491,225	0.5%
(Allowance for Loan Losses)	(35,360)	(34,702)	1.9%	(35,986)	-1.7%
Other Assets	148,475	159,993	-7.2%	149,822	-0.9%
Permanent Assets	28,286	26,477	6.8%	26,987	4.8%
Total Assets	1,503,503	1,466,000	2.6%	1,427,084	5.4%

Liabilities
In R$ millions, end of period	4Q17	3Q17	∆	4Q16	∆
Current and Long-Term Liabilities	1,362,133	1,328,779	2.5%	1,297,823	5.0%
Deposits	402,938	359,904	12.0%	329,414	22.3%
Deposits Received under Securities Repurchase Agreements	323,910	336,951	-3.9%	366,038	-11.5%
Fund from Acceptances and Issue of Securities	107,581	106,638	0.9%	93,711	14.8%
Interbank and Interbranch Accounts	39,086	37,638	3.8%	32,362	20.8%
Borrowings and Onlendings	63,441	66,318	-4.3%	75,614	-16.1%
Derivative Financial Instruments	26,453	21,562	22.7%	24,711	7.0%
Technical Provisions for Insurance, Pension Plans and Premium	183,747	177,522	3.5%	156,656	17.3%
Other Liabilities	214,977	222,244	-3.3%	219,317	-2.0%
Deferred Income	2,433	2,082	16.9%	2,046	18.9%
Minority Interest in Subsidiaries	12,014	11,508	4.4%	11,625	3.3%
Stockholders' Equity	126,924	123,631	2.7%	115,590	9.8%
Total Liabilities and Equity	1,503,503	1,466,000	2.6%	1,427,084	5.4%

Itaú Unibanco Holdings S.A.	30

Management Discussion & Analysis	Balance Sheet

Credit Portfolio

Highlights

•	In the quarter, the total credit portfolio resumed growth with a 3.2% increase in the period, with increases of 10.3% in credit cards and of 5.0% in very small and middle-market companies in Brazil.

•	In 2017, origination of credits increased approximately 12% for individuals and 14% for very small, small and middle-market companies in Brazil.

Credit Portfolio by Product

In R$ billions, end of period	4Q17	3Q17	∆	4Q16	∆
Individuals - Brazil (1)	184.4	179.0	3.0%	183.2	0.6%
Credit Card Loans	63.0	57.2	10.3%	59.0	6.8%
Personal Loans	24.3	25.0	-2.9%	25.8	-6.1%
Payroll Loans (2)	44.2	44.6	-0.8%	44.6	-1.0%
Vehicle Loans	14.1	13.9	1.4%	15.4	-8.4%
Mortgage Loans	38.7	38.3	0.9%	38.1	1.4%
Rural Loans	0.1	0.1	-8.0%	0.2	-42.5%
Companies - Brazil (1)	166.7	162.1	2.8%	180.3	-7.6%
Working Capital (3)	84.6	76.6	10.5%	93.3	-9.3%
BNDES/Onlending	22.9	26.6	-13.9%	32.7	-30.0%
Export / Import Financing	39.8	39.4	0.8%	30.5	30.4%
Vehicle Loans	2.6	2.3	14.6%	2.9	-11.4%
Mortgage Loans	8.2	8.9	-7.8%	10.5	-21.3%
Rural Loans	8.6	8.3	3.3%	10.4	-17.7%
Latin America (4)	136.2	126.7	7.5%	127.7	6.6%
Total without Financial Guarantees Provided	487.2	467.8	4.1%	491.2	-0.8%
Financial Guarantees Provided	70.5	71.3	-1.1%	70.8	-0.4%
Total with Financial Guarantees Provided	557.7	539.1	3.5%	562.0	-0.8%
Corporate Securities (5)	36.0	36.1	-0.3%	36.4	-1.1%
Total Risk	593.7	575.2	3.2%	598.4	-0.8%
Citibank´s Operation	6.4	-	-	-	-
Total Risk with Citibank	600.1	575.2	4.3%	598.4	0.3%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration**

As of December 31, 2017

Only 17.9% of the credit risk is concentrated on the 100 largest debtors.

		% of total	% of total
In R$ billions, end of period	Risk *	credits	Assets
Largest Debtor	4.1	0.7	0.3
10 Largest Debtors	29.0	5.1	1.9
20 Largest Debtors	46.3	8.2	3.1
50 Largest Debtors	74.8	13.3	5.0
100 Largest Debtors	101.1	17.9	6.7

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage**

** Includes the consolidation of Citibank in the 4Q17

Companies Credit Portfolio by Business Sector**

With Financial Guarantees Provided

In R$ billions, end of period	4Q17	3Q17	∆
Public Sector	4.9	3.9	26.0%
Private Sector | Companies	314.0	305.5	2.8%
Real Estate	21.9	21.6	1.4%
Food and beverage	17.3	16.4	5.5%
Vehicles and auto parts	16.0	17.2	-6.6%
Agribusiness and fertilizers	16.0	15.7	2.2%
Energy and water treatment	15.8	15.9	-0.6%
Transportation	13.7	13.6	0.6%
Banks and other financial institutions	11.0	11.6	-5.3%
Infrastructure work	10.4	10.7	-2.6%
Mining	9.3	9.5	-2.6%
Steel and metallurgy	9.2	9.3	-1.7%
Telecommunications	9.0	9.0	-0.3%
Petrochemical and chemical	8.6	8.8	-3.0%
Sugar and Alcohol	7.6	8.0	-4.9%
Pharmaceutical and cosmetics	7.2	7.1	2.5%
Capital Assets	6.9	6.7	2.6%
Electronic and IT	6.4	6.1	5.3%
Oil and gas	6.3	5.6	11.8%
Construction Material	6.3	6.0	4.1%
Clothing and footwear	4.8	4.9	-1.1%
Services - Other	39.9	36.0	10.7%
Commerce - Other	17.6	15.8	11.8%
Industry - Other	8.0	7.3	8.4%
Other	45.0	42.7	5.3%
Total	318.9	309.3	3.1%

Itaú Unibanco Holdings S.A.	31

Management Discussion & Analysis	Balance Sheet

Credit Portfolio1 (Individuals and Companies) - Brazil

Loan Portfolio Mix— Individuals

Dec-17
7.6%
34.2%
13.2%
21.0%
24.0%
Dec-12
34.1%
27.0%
17.8%
12.0%
9.0%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix—Companies

Dec-17
35.6%
64.4%
Dec-12
45.1%
54.9%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$44.2 billion as of December 31, 2017

▼ - **0.8%** (vs. Sep-17) ▼ - **1.0%** (vs. Dec-16)

In spite of the decrease in the payroll loan portfolio in the 12-month period, we highlight the 5.7% annual increase in the retirees and INSS pensioners' payroll loan.

Portfolio 4Q17

By origination
(%)

40%
60%
Branches
Itaú Consignado S.A.

Mortgage loans[2]

R$46.9 billion as of December 31, 2017

▼ - **0.7%** (vs. Sep-17) ▼ - **3.5%** (vs. Dec-16)

82% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations in 2017

80.8% of total credit mortgage is done by borrowers

R$8.5 billion ▼ - **10.9%** (vs. 2016)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
54.7%	**40.2%**

Corporate

R$107.4 billion as of December 31, 2017

▲ + **1.7%** (vs. Sep-17) ▼ - **11.6%** (vs. Dec-16)

In the 12-month period, the reduction in this portfolio is related to deleveraging of companies, however, it is worth mentioning that part of these credits has migrated to the capital markets where we are also present, providing services to our clients.

Excluding the effect of foreign exchange variation, the loan portfolio would have increased 0.3% in the quarter and would have decreased 12.0% in the 12-month period.

Credit Cards

R$63.0 billion as of December 31, 2017

▲ + **10.3%** (vs. Sep-17) ▲ + **6.8%** (vs. Dec-16)

10.9%
7.5%
81.6%
Jun-17
10.2%
7.3%
82.5%
Sep-17
8.9%
6.3%
84.8%
Dec-17
Revolving Credit + Overdue Loans[1]
Installment with Interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing[2]

R$16.7 billion as of December 31, 2017

▲ + **3.2%** (vs. Sep-17) ▼ - **8.9%** (vs. Dec-16)

Originations in 2017

R$10.5 billion ▲ + **11.3%** (vs. 2016)

Average Term	% Average Down Payment	Average Ticket *
41 months	**40%**	**R$30.1** thousand (*) Individuals

Loan-to-Value

Vintage (quarterly average)	Portfolio
60.8%	**66.5%**

Very Small, Small and Middle Market

R$59.4 billion as of December 31, 2017

▲ **+5.0%** (vs. Sep-17) ▲ **+0.7%** (vs. Dec-16)

The origination of credits for very small, small and middle-market companies increased approximately 14% compared to 2016.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holdings S.A.	32

Management Discussion & Analysis	Balance Sheet

Funding

Highlights

•	Diversified funding base with our loan portfolio mainly financed by retail clients.

•	Time deposit growth is partially related to the migration of funds from debentures linked to repurchase agreements.

After being purchased by the bank (the Conglomerate’s leading company), the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	4Q17	3Q17	∆	4Q16	∆
Demand Deposits	68,589	58,609	17.0%	61,133	12.2%
Savings Deposits	119,075	112,249	6.1%	108,250	10.0%
Time Deposits	208,086	186,912	11.3%	156,274	33.2%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	58,837	73,573	-20.0%	132,149	-55.5%
Funds from Bills (1) and Structured Operations Certificates	65,015	67,827	-4.1%	59,424	9.4%
(1) Total - Funding from Account Holders and Institutional Clients	519,602	499,170	4.1%	517,231	0.5%
Onlending	24,181	25,575	-5.5%	29,828	-18.9%
(2) Total – Funding from Clients	543,783	524,746	3.6%	547,058	-0.6%
Assets Under Administration	969,858	938,494	3.3%	814,326	19.1%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	183,747	177,522	3.5%	156,656	17.3%
(3) Total – Clients	1,697,388	1,640,762	3.5%	1,518,040	11.8%
Interbank deposits	2,182	2,131	2.4%	3,757	-41.9%
Funds from Acceptance and Issuance of Securities	41,877	38,812	7.9%	34,287	22.1%
Total Funds from Clients + Interbank Deposits	1,741,447	1,681,704	3.6%	1,556,084	11.9%

Working Capital and Other	519,836	529,735	-1.9%	489,862	6.1%
Repurchase Agreements (2)	265,073	263,378	0.6%	233,889	13.3%
Borrowings	39,260	40,743	-3.6%	45,786	-14.3%
Foreign Exchange Portfolio	51,851	63,353	-18.2%	52,262	-0.8%
Subordinated Debt (3)	52,696	48,406	8.9%	57,420	-8.2%
Collection and Payment of Taxes and Contributions	306	5,192	-94.1%	278	10.1%
Working Capital (4)	110,651	108,662	1.8%	100,228	10.4%
Total Funds (Working Capital, Raised and Managed Assets)	2,261,283	2,211,439	2.3%	2,045,946	10.5%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Considers in the 4Q17, perpetual subordinated notes in the amount of R$4 billion. The approval of the Central Bank of Brazil is still necessary for the notes to be included in our Regulatory Capital as Additional Tier 1 Capital. (4) Stockholders’ Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	4Q17	3Q17	∆		4Q16	∆
Funding from Clients	543,783	524,746	3.6%		547,058	-0.6%
Funds from Acceptance and Issuance of Securities Abroad	41,877	38,812	7.9%		34,287	22.1%
Borrowings	39,260	40,743	-3.6%		45,786	-14.3%
Other (1)	33,135	28,845	14.9%		34,126	-2.9%
Total (A)	658,055	633,145	3.9%		661,257	-0.5%
(-) Reserve Required by Brazilian Central Bank	(101,291)	(98,792)	2.5%		(90,155)	12.4%
(-) Cash (Currency) (2)	(18,749)	(19,089)	-1.8%		(18,542)	1.1%
Total (B)	538,014	515,264	4.4%		552,560	-2.6%
Loan Portfolio (C) (3)	487,219	467,831	4.1%		491,225	-0.8%
Loan Portfolio / Gross Funding (C/A)	74.0%	73.9%	10	bps	74.3%	-20	bps
Loan Portfolio / Net Funding (C/B)	90.6%	90.8%	-20	bps	88.9%	170	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holdings S.A.	33

Management Discussion & Analysis	Balance Sheet by Currency

Balance Sheet by Currency

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | December 31, 2017

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Cash and Cash Equivalents	18,749	8,306	6,869	1,437	10,489
Short - Term Interbank Investments	271,254	247,784	247,784	0	23,470
Securities and Derivative Instruments	445,751	376,195	375,304	891	121,198
Loans, Leases and Other Loan Operations	458,235	294,081	283,610	10,471	207,523
Loans	493,595	323,377	312,906	10,471	213,587
(Allowance for Loan Losses)	(35,360)	(29,296)	(29,296)	0	(6,064)
Other Assets	281,228	245,365	228,265	17,100	67,582
Foreign Exchange Portfolio	51,655	28,273	11,346	16,927	54,972
Other	229,573	217,092	216,919	173	12,610
Permanent Assets	28,286	97,289	19,225	78,064	9,021
Total Assets	1,503,503	1,269,019	1,161,058	107,961	439,283
Derivatives - Purchased Positions				256,638
Total Assets After Adjustments (a)				364,599

Liabilities | December 31, 2017

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Deposits	402,938	260,297	259,933	364	142,672
Funds Received under Securities Repurchase Agreements	323,910	306,888	306,888	0	17,022
Funds from Acceptances and Issue of Securities	107,581	120,028	66,412	53,616	38,738
Borrowings and Onlendings	63,441	70,213	26,232	43,981	36,588
Interbank and Interbranch Accounts	39,086	38,328	35,097	3,231	759
Derivative Financial Instruments	26,453	15,207	15,207	-	11,245
Other Liabilities	214,977	144,914	129,230	15,685	102,261
Foreign Exchange Portfolio	51,851	28,429	12,821	15,608	55,012
Other	163,126	116,485	116,408	77	47,248
Technical Provisions of Insurance, Pension Plan and Premium Bonds	183,747	183,550	183,550	-	197
Deferred Income	2,433	1,965	1,159	806	468
Minority Interest in Subsidiaries	12,014	726	726	-	11,287
Stockholders' Equity of Parent Company	126,924	126,902	126,902	-	78,045
Capital Stock and Reserves	102,959	103,721	103,721	-	74,473
Net Income	23,965	23,181	23,181	-	3,572
Total Liabilities and Equity	1,503,503	1,269,019	1,151,336	117,683	439,283
Derivatives - Sold Positions				305,379
Total Liabilities and Equity After Adjustments (b)				423,062
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(58,463)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(17,673)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	4Q17	3Q17	∆
Investments Abroad	78,064	73,973	5.5%
Net Foreign Exchange Position (Except Investments Abroad)	(136,526)	(128,742)	6.0%
Total	(58,463)	(54,768)	6.7%
Total in US$	(17,673)	(17,288)	2.2%

The net foreign exchange position, a liability position at a higher volume than the balance of hedged assets, reflects the mitigation of the exposure to foreign exchange variations.

Itaú Unibanco Holdings S.A.	34

Management Discussion & Analysis	Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. Our risk culture goes beyond policies, procedures and processes. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business. We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational risks and to face other material risks. The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;

•	Management of our portfolio seeking optimal risk-return ratios;

•	Alignment of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.

Risks Inherent in Our Business

Credit risk is the risk of loss associated with failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts.	Operational risk is the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems, or from external events that affect the achievement of strategic, tactical or operational objectives.	Liquidity risk is the likelihood of not being able to effectively honor obligations, including those from guarantees commitment, without affecting daily operations or incurring significant losses.	Market risk is the possibility of losses resulting from fluctuations in the market values including the risk of operations subject to variations in foreign exchange and interest rates, equity and commodity prices, and price indexes.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar 3.

Liquidity Coverage Ratio

(LCR)

In R$ millions	4Q17	3Q17
HQLA*	187,090	190,910
Potential Cash Outflows	98,356	95,146
LCR (%)	190%	201%

In 2017, the minimum required by the Brazilian Central Bank is 80%.

Values are calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines.

*HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

Note: Potential Cash Outflows calculated in standardized stress, determined by Circular No. 3,749;

Value at Risk - VaR 1,2

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	4Q17(2)	3Q17(2)
VaR by Risk Factor
Brazilian Interest Rates	764.7	712.0
Currency	11.9	46.6
Shares of Stock Exchange	46.4	51.6
Commodities	0.8	1.8
Diversification Effect	-451.5	-375.8
Total VaR	372.3	436.2
Maximum VaR in the quarter	467.3	466.9
Average VaR in the quarter	400.4	374.5
Minimum VaR in the quarter	324.2	315.4

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

(2) The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holdings S.A.	35

Management Discussion & Analysis	Risk and Capital Management

Capital

Highlights

•	On December 31, 2017, our CET1 fully loaded with Basel III rules reached 15.5%. Our Tier I capital ratio fully loaded is 13.5% considering the acquisition of minority interest of 49,9% in XP Investimentos, the approval of our additional capital Tier I and more importantly, the additional dividends and interest on own capital reserved in stockholder’s equity in the amount of R$13.7 billion.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

	From January 1,
Basel III Schedule (%)	2015	2016	2017	2018	2019
Common Equity Tier I	4.5	4.5	4.5	4.5	4.5
Tier I Capital	6.0	6.0	6.0	6.0	6.0
Total Regulatory Capital	11.0	9.875	9.25	8.625	8.0
Additional Common Equity Tier I (ACP)	-	0.625	1.5	2.375	3.5
conservation buffer	-	0.625	1.25	1.875	2.5
countercyclical buffer[1]	-	-	-	-	-
systemic	-	-	0.25	0.5	1.0
Common Equity Tier I + ACP	4.5	5.1	6.0	6.9	8.0
Total Regulatory Capital + ACP	11.0	10.5	10.75	11.0	11.5
Liquidity Coverage Ratio	60	70	80	90	100
Prudential adjustments deductions	40	60	80	100	100

1 According to circular No.3,769 of Central Bank, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	4Q17	3Q17
Consolidated stockholders’ equity (BACEN)	140,348	136,894
Deductions from Core Capital	(17,952)	(16,634)
Core Capital	122,396	120,260
Additional Capital	57	52
Tier I	122,453	120,311
Tier II	19,799	19,791
Referential Equity (Tier I and Tier II)	142,252	140,102
Required Referential Equity	69,995	66,566
ACPRequired	11,351	10,795
Total Risk-weighted Exposure (RWA)	756,708	719,634
Credit Risk-weighted Assets (RWACPAD)	660,516	637,758
Operational Risk-weighted Assets (RWAOPAD)	63,277	63,013
Market Risk-weighted Assets (RWAMINT)	32,915	18,864
Tier I (Core Capital + Additional Capital)	16.2%	16.7%
Tier II	2.6%	2.8%
BIS (Referential Equity / Total Risk-weighted Exposure)	18.8%	19.5%

Main changes in the quarter:

Referential Equity: An increase of 1.5%, with impact on Tier I capital, which increased R$2,142 million, mainly due to the effect of the stockholders’ equity growth in the quarter.

RWA: Increase of R$37,073 million, mainly due to the higher exposure of credit risk-weighted assets (RWACPAD), including the incorporation of Citibank’s retail business in Brazil, and market risk-weighted assets (RWAMINT).

BIS ratio: Reduction of 70 basis points, mainly due to the effect of the increase in risk-weight assets (RWA) in the quarter.

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Capital Ratio according to Full Basel III Rules

On December 31, 2017, our CET1 fully loaded with Basel III rules reached 15.5%. Our Tier I capital ratio fully loaded is 13.5% considering the minority interest of 49,9% in XP Investimentos, the approval of our additional capital Tier I and more importantly, the additional dividends and interest on own capital reserved in stockholder’s equity in the amount of R$13.7 billion.

1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019 and the anticipation of deferred tax assets consumption expected for the first quarter of 2018. 2 Estimated impacts based on preliminary information, pending regulatory approval. 3 The impact of 0.6% represents AT1 issuance pro forma information, which is pending regulatory approval to be considered as Capital Tier I. 4 The additional dividends and interest on own capital in the amount of R$13.7 billions reserved in stockholder’s equity will be paid on March 7th, 2018. Therefore, the net payout over the recurring net income is 70.6%. Considering the shares bought back in 2017, the net payout over the recurring net income is 83.0%.

Itaú Unibanco Holding S.A.	36

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

4th quarter of 2017

Pro Forma Balance Sheet by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Current and Long-Term Assets	954,056	594,358	117,130	1,475,217
Cash and Cash Equivalents	13,615	5,134	-	18,749
Short-term Interbank Investments	317,118	99,674	-	271,254
Securities and Derivative Financial Instruments	241,967	190,022	50,872	445,751
Interbank and Interbranch Accounts	125,634	9,729	-	132,752
Loan, Lease and Other Credit Operations	220,815	272,781	-	493,595
(Allowance for Loan Losses)	(15,641)	(11,558)	-	(27,199)
(Complementary Expected Loss Provisions)	-	-	(8,161)	(8,161)
Other Assets	50,549	28,576	74,419	148,475
Permanent Assets	16,080	10,026	2,180	28,286
Total Assets	970,137	604,384	119,309	1,503,503
Current and Long-Term Liabilities	933,084	547,503	71,873	1,362,133
Deposits	262,080	253,708	-	402,938
Deposits Received under Securities Repurchase Agreements	315,777	39,185	-	323,910
Funds from Acceptances and Issue of Securities	84,503	63,161	-	107,581
Interbank and Interbranch Accounts	23,748	15,338	-	39,086
Borrowings and Onlendings	677	62,764	-	63,441
Derivative Financial Instruments	23	28,179	-	26,453
Other Liabilities	106,399	41,298	71,873	214,977
Technical Provisions for Insurance, Pension Plans and Premium Bonds	139,877	43,870	-	183,747
Deferred Income	1,751	682	-	2,433
Minority Interest in Subsidiaries	660	11,286	67	12,014
Economic Allocated Capital - Tier I (*)	34,641	44,913	47,369	126,924
Total Liabilities and Equity	970,137	604,384	119,309	1,503,503

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,707	7,150	2,658	27,514
Managerial Financial Margin	9,433	4,682	2,631	16,745
Financial Margin with Clients	9,433	4,682	1,200	15,314
Financial Margin with the Market	-	-	1,431	1,431
Commissions and Fees	6,298	2,339	9	8,645
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,976	129	18	2,123
Cost of Credit	(3,052)	(1,136)	(4)	(4,192)
Provision for Loan Losses	(3,489)	(949)	(4)	(4,442)
Impairment	-	(282)	-	(282)
Discounts Granted	(192)	(85)	-	(277)
Recovery of Loans Written Off as Losses	629	181	-	810
Retained Claims	(356)	(17)	-	(373)
Other Operating Expenses	(9,699)	(3,997)	(337)	(14,033)
Non-interest Expenses	(8,523)	(3,686)	(166)	(12,375)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,158)	(308)	(153)	(1,619)
Insurance Selling Expenses	(18)	(3)	(18)	(39)
Income before Tax and Minority Interests	4,599	2,001	2,317	8,916
Income Tax and Social Contribution	(1,767)	(597)	(343)	(2,707)
Minority Interests in Subsidiaries	(41)	140	(8)	92
Result from Citibank's Operation	(21)	-	-	(21)
Recurring Net Income	2,770	1,544	1,966	6,280
Recurring Return on Average Allocated Capital	32.8%	13.4%	22.6%	21.9%
Efficiency Ratio (ER)	52.7%	54.0%	6.7%	48.6%
Risk-Adjusted Efficiency Ratio (RAER)	71.6%	70.7%	6.9%	65.0%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	37

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

3rd quarter of 2017

Pro Forma Balance Sheet by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Current and Long-Term Assets	938,125	575,368	120,267	1,439,523
Cash and Cash Equivalents	13,779	5,317	-	19,089
Short-term Interbank Investments	335,151	104,080	-	287,701
Securities and Derivative Financial Instruments	224,084	175,978	46,872	412,806
Interbank and Interbranch Accounts	120,042	9,242	-	126,804
Loan, Lease and Other Credit Operations	208,025	259,806	-	467,831
(Allowance for Loan Losses)	(15,146)	(10,811)	-	(25,957)
(Complementary Expected Loss Provisions)	-	-	(8,745)	(8,745)
Other Assets	52,190	31,755	82,140	159,993
Permanent Assets	14,792	9,529	2,156	26,477
Total Assets	952,917	584,897	122,423	1,466,000
Current and Long-Term Liabilities	917,424	526,692	78,900	1,328,779
Deposits	236,949	226,889	-	359,904
Deposits Received under Securities Repurchase Agreements	331,228	49,251	-	336,951
Funds from Acceptances and Issue of Securities	83,697	62,621	-	106,638
Interbank and Interbranch Accounts	22,990	14,649	-	37,638
Borrowings and Onlendings	714	65,604	-	66,318
Derivative Financial Instruments	19	22,971	-	21,562
Other Liabilities	105,559	43,453	78,900	222,244
Technical Provisions for Insurance, Pension Plans and Premium Bonds	136,268	41,254	-	177,522
Deferred Income	1,669	412	-	2,082
Minority Interest in Subsidiaries	799	10,649	60	11,508
Economic Allocated Capital - Tier I (*)	33,024	47,143	43,463	123,631
Total Liabilities and Equity	952,917	584,897	122,423	1,466,000

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,187	7,065	2,730	26,981
Managerial Financial Margin	9,418	4,635	2,716	16,769
Financial Margin with Clients	9,418	4,635	1,357	15,410
Financial Margin with the Market	-	-	1,359	1,359
Commissions and Fees	6,048	2,293	17	8,358
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,720	137	(3)	1,853
Cost of Credit	(2,754)	(1,236)	(0)	(3,990)
Provision for Loan Losses	(3,236)	(1,046)	(0)	(4,282)
Impairment	-	(262)	-	(262)
Discounts Granted	(184)	(39)	-	(223)
Recovery of Loans Written Off as Losses	666	111	-	777
Retained Claims	(309)	(11)	-	(320)
Other Operating Expenses	(9,437)	(3,538)	(530)	(13,505)
Non-interest Expenses	(8,320)	(3,214)	(283)	(11,818)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,075)	(321)	(244)	(1,640)
Insurance Selling Expenses	(42)	(2)	(2)	(47)
Income before Tax and Minority Interests	4,686	2,281	2,200	9,167
Income Tax and Social Contribution	(1,801)	(741)	(426)	(2,969)
Minority Interests in Subsidiaries	(30)	91	(6)	56
Result from Citibank's Operation	-	-	-	-
Recurring Net Income	2,855	1,631	1,768	6,254
Recurring Return on Average Allocated Capital	34.4%	12.8%	22.4%	21.6%
Efficiency Ratio (ER)	52.8%	47.8%	11.4%	47.3%
Risk-Adjusted Efficiency Ratio (RAER)	70.3%	66.1%	11.4%	63.3%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	38

Management Discussion and Analysis	Segment Analysis

Retail Banking

Highlights

•	In the fourth quarter of 2017, net income decreased R$85 million from the previous quarter. This decrease was mainly driven by higher cost of credit, due to the increase in the loan portfolio, and by the growth of non-interest expenses, related to variable compensation, third-party services, data processing and telecommunications.

•	On the other hand, commissions and fees were up R$249 million and income from insurance, pension plan and premium bonds operations before retained claims and selling expenses were up R$256 million.

Retail banking comprises banking products and services to both current account and non-current account holders. Offered products and services include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients served:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 to R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Personnalité Investimento 360

Launched in 2017, this service takes into account the investor’s needs and profile. It offers:

•	more convenience and practicality;

•	a wide range of investments products offered by Itaú and other financial institutions through Itaú Corretora ;

•	specialized advisory service.

Wholesale Banking

Highlights

•	In the fourth quarter of 2017, recurring net income decreased R$87 million, mainly due to the increase of 14.7% in non-interest expenses, related to variable compensation.

•	The increase in these expenses was partially offset by the reduction of R$97 million in provision for loan losses and by increases of R$46 million in financial margin and of R$46 million in commissions and fees.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Profile of clients served and areas of operation:

Middle-Market Companies 28,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients’ assets. In December 2017, it held R$601.2* billion in managed assets, a market share of 15.9%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad

Information on our activities abroad is presented on next pages.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – December 2017. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A.	39

Management Discussion and Analysis	Brazil and Latin America

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

	4Q17			3Q17			Δ
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	27,514	25,144	2,370	26,981	24,764	2,217	2.0%	1.5%	6.9%
Managerial Financial Margin	16,745	15,104	1,642	16,769	15,229	1,540	-0.1%	-0.8%	6.6%
Financial Margin with Clients	15,314	13,903	1,411	15,410	14,117	1,293	-0.6%	-1.5%	9.1%
Financial Margin with the Market	1,431	1,200	231	1,359	1,113	247	5.3%	7.9%	-6.4%
Commissions and Fees	8,645	7,964	682	8,358	7,720	638	3.4%	3.2%	6.8%
Result from Insurance [2]	2,123	2,077	47	1,853	1,815	39	14.6%	14.4%	20.8%
Cost of Credit	(4,192)	(3,521)	(671)	(3,990)	(3,503)	(486)	5.1%	0.5%	38.0%
Provision for Loan Losses	(4,442)	(3,741)	(701)	(4,282)	(3,768)	(514)	3.7%	-0.7%	36.4%
Impairment	(282)	(282)	-	(262)	(262)	-	7.8%	7.8%	-
Discounts Granted	(277)	(251)	(26)	(223)	(208)	(15)	24.5%	21.0%	73.7%
Recovery of Loans Written Off as Losses	810	755	55	777	734	42	4.3%	2.7%	31.1%
Retained Claims	(373)	(360)	(13)	(320)	(310)	(10)	16.6%	16.1%	31.6%
Other Operating Expenses	(14,033)	(12,294)	(1,739)	(13,505)	(11,976)	(1,529)	3.9%	2.7%	13.8%
Non-interest Expenses	(12,375)	(10,685)	(1,690)	(11,818)	(10,337)	(1,481)	4.7%	3.4%	14.1%
Tax Expenses and Other [3]	(1,658)	(1,609)	(49)	(1,687)	(1,639)	(48)	-1.7%	-1.8%	2.7%
Income before Tax and Minority Interests	8,916	8,970	(53)	9,167	8,976	191	-2.7%	-0.1%	-127.9%
Income Tax and Social Contribution	(2,707)	(2,774)	68	(2,969)	(2,955)	(13)	-8.8%	-6.1%	-611.9%
Minority Interests in Subsidiaries	92	(49)	140	56	(35)	91	64.5%	38.0%	54.2%
Result from Citibank's operation	(21)	(21)	-	-	-	-	-	-	-
Recurring Net Income	6,280	6,126	155	6,254	5,985	269	0.4%	2.4%	-42.6%

Year-to-date Income Statement

	2017			2016				Δ
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	108,967	99,961	9,006	111,422	102,151	9,272	-2.2%	-2.1%	-2.9%
Managerial Financial Margin	68,315	62,018	6,296	72,121	65,427	6,693	-5.3%	-5.2%	-5.9%
Financial Margin with Clients	62,034	56,693	5,341	65,122	59,315	5,806	-4.7%	-4.4%	-8.0%
Financial Margin with the Market	6,281	5,326	956	6,999	6,112	887	-10.3%	-12.9%	7.8%
Commissions and Fees	32,885	30,323	2,563	30,952	28,509	2,443	6.2%	6.4%	4.9%
Result from Insurance [2]	7,767	7,620	147	8,350	8,214	136	-7.0%	-7.2%	8.2%
Cost of Credit	(17,936)	(15,812)	(2,125)	(25,480)	(23,298)	(2,182)	-29.6%	-32.1%	-2.7%
Provision for Loan Losses	(19,064)	(16,819)	(2,244)	(26,152)	(23,815)	(2,337)	-27.1%	-29.4%	-4.0%
Impairment	(1,094)	(1,094)	-	(1,882)	(1,882)	-	-41.9%	-41.9%	-
Discounts Granted	(1,047)	(984)	(64)	(1,211)	(1,199)	(12)	-13.5%	-18.0%	452.1%
Recovery of Loans Written Off as Losses	3,269	3,085	184	3,765	3,599	166	-13.2%	-14.3%	10.6%
Retained Claims	(1,275)	(1,233)	(42)	(1,485)	(1,449)	(36)	-14.1%	-14.9%	16.8%
Other Operating Expenses	(53,450)	(47,320)	(6,129)	(53,693)	(47,338)	(6,355)	-0.5%	0.0%	-3.5%
Non-interest Expenses	(46,745)	(40,780)	(5,965)	(46,625)	(40,404)	(6,221)	0.3%	0.9%	-4.1%
Tax Expenses and Other [3]	(6,705)	(6,540)	(165)	(7,068)	(6,934)	(134)	-5.1%	-5.7%	22.9%
Income before Tax and Minority Interests	36,306	35,596	710	30,765	30,066	699	18.0%	18.4%	1.6%
Income Tax and Social Contribution	(11,335)	(11,327)	(8)	(8,540)	(8,641)	101	32.7%	31.1%	-107.9%
Minority Interests in Subsidiaries	(71)	(189)	118	(75)	(225)	149	-5.2%	-15.8%	-21.2%
Result from Citibank's operation	(21)	(21)	-	-	-	-	-	-	-
Recurring Net Income	24,879	24,059	820	22,150	21,201	949	12.3%	13.5%	-13.6%

[1]	Includes units abroad ex-Latin America.
[2]	Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[3]	Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Activities Abroad

Global Footprint

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking.

Itaú BBA International

In 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through its branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Activities Abroad

We present the results of Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as of May 2017, we started operating under the “Itaú” brand, and, until June 2018, we plan to complete the systems integration.

In R$ millions (in constant currency)	4Q17	3Q17	Δ
Operating Revenues	1,410	1,300	8.5%
Managerial Financial Margin	1,086	958	13.4%[1]
Financial Margin with Clients	967	882	9.6%
Financial Margin with the Market	119	76	56.4%
Commissions and Fees	277	301	-8.1%
Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	47	41	16.2%
Cost of Credit	(633)	(470)	34.7%
Provision for Loan Losses	(668)	(507)	31.7%[2]
Discounts Granted	(14)	(2)	725.1%
Recovery of Loans Written Off as Losses	48	39	25.5%
Retained Claims	(13)	(11)	26.5%
Other Operating Expenses	(1,074)	(985)	9.0%[3]
Non-Interest Expenses	(1,070)	(983)	8.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-10.4%
Insurance Selling Expenses	(3)	(2)	65.7%
Income before Tax and Minority Interests	(310)	(166)	86.8%
Income Tax and Social Contribution	150	117	28.7%
Minority Interests in Subsidiaries	139	97	43.2%[4]
Recurring Net Income	(21)	48	-144.6%
Return on Average Equity - Annualized	-0.5%	1.1%	-160	bps
Efficiency Ratio	76.8%	76.4%	50	bps

1. Increase mainly driven by the sale of students’ loans in Chile;

2. Increase in provisions in the corporate segment in Chile and Colombia;

3. Increase in legal expenses, operating losses and advertising expenses in Chile, in addition to personnel expenses in Colombia;

4. Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú Argentina

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In R$ millions (in constant currency)	4Q17	3Q17	Δ
Operating Revenues	355	339	4.8%
Managerial Financial Margin	192	216	-11.5%[1]
Financial Margin with Clients	178	177	0.4%
Financial Margin with the Market	14	39	-64.9%
Commissions and Fees	164	123	33.5%[2]
Cost of Credit	(9)	(18)	-46.4%
Provision for Loan Losses	1	(19)	-	[3]
Discounts Granted	(12)	0	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(286)	(221)	29.7%
Non-Interest Expenses	(259)	(198)	30.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(27)	(22)	20.1%
Income before Tax and Minority Interests	60	101	-41.0%
Income Tax and Social Contribution	(17)	(34)	-49.2%
Recurring Net Income	42	67	-36.7%
Return on Average Equity - Annualized	13.3%	22.5%	-920	bps
Efficiency Ratio	79.0%	62.6%	1,640	bps

1. Decrease driven by lower margin with the market, partially offset by higher demand deposits in the retail and corporate segments;

2. Increase in financial advisory fees in the corporate segment and in credit cards fees in the Retail segment;

3. Decrease driven by sale of portfolio in the quarter, in addition to improved rating in the corporate segment.

Itaú Unibanco Holding S.A.	42

Management Discussion & Analysis	Activities Abroad

Banco Itaú Paraguay

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards. In the corporate segment, we are a reference in agribusiness.

In R$ millions (in constant currency)	4Q17	3Q17	Δ
Operating Revenues	191	213	-10.2%
Managerial Financial Margin	130	154	-15.8%[1]
Financial Margin with Clients	115	130	-11.3%
Financial Margin with the Market	15	24	-39.8%
Commissions and Fees	61	58	4.6%
Cost of Credit	(9)	(9)	3.8%
Provision for Loan Losses	(11)	2	-	[2]
Discounts Granted	(0)	(14)	-
Recovery of Loans Written Off as Losses	2	3	-35.6%
Other Operating Expenses	(107)	(104)	3.5%
Non-Interest Expenses	(107)	(104)	3.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	0	-
Income before Tax and Minority Interests	74	100	-25.8%
Income Tax and Social Contribution	(28)	(39)	-28.7%
Recurring Net Income	46	60	-23.9%
Return on Average Equity - Annualized	17.2%	22.5%	-530	bps
Efficiency Ratio	56.3%	48.9%	750	bps

1. Decrease mainly due to reduced spread in credit cards, demand deposits and loans in the retail segment;

2. Higher provisions mainly driven by reversal of provisions occurred in the previous quarter due to the sale of portfolio in the retail segment.

Banco Itaú Uruguay

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

In R$ millions (in constant currency)	4Q17	3Q17	Δ
Operating Revenues	368	345	6.6%
Managerial Financial Margin	191	168	13.6%
Financial Margin with Clients	170	149	13.7%
Financial Margin with the Market	21	18	12.9%
Commissions and Fees	177	177	0.0%
Cost of Credit	(20)	(14)	43.2%
Provision for Loan Losses	(25)	(15)	60.2%[1]
Recovery of Loans Written Off as Losses	4	1	-
Other Operating Expenses	(241)	(235)	2.5%
Non-Interest Expenses	(240)	(234)	2.5%[2]
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	2.2%
Income before Tax and Minority Interests	107	96	11.3%
Income Tax and Social Contribution	(43)	(37)	15.7%
Recurring Net Income	65	60	8.6%
Return on Average Equity - Annualized	20.9%	19.5%	140	bps
Efficiency Ratio	65.3%	67.9%	-260	bps

1. Increase mainly driven by downgrade of clients in the companies segment;

2. Increase mainly driven by credit card operation expenses.

Itaú Unibanco Holding S.A.	43

Management Discussion & Analysis	Activities Abroad

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Itaú Unibanco Holding S.A.	44

Additional Information

Management Discussion & Analysis and
Complete Financial Statements

Management Discussion & Analysis	Our Shares

Our Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - ADRs - on the NYSE (New York Stock Exchange).

Market Capitalization

R$276 billion  │  US$83 billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)

Corporate Structure Chart and Free Float Participation

Strengths of our structure

•	Family controlling ownership ensuring long-term view

•	Professional management team

•	Broad shareholder base (52.67% of our shares in free float)

•	Strong corporate governance

Performance in the Capital Market

	(R$)	(R$)	(US$)
	ITUB4	ITUB3	ITUB
Price and Volume	(PN Shares)	(ON Shares)	(ADR)
Closing Price at 12/28/2017 (1)	42.58	37.69	13.00
Maximum price in the quarter	45.79	40.18	14.59
Average price in the quarter	42.76	38.10	13.16
Minimum price in the quarter	40.67	36.08	12.20
Closing Price at 09/29/2017	43.35	38.40	13.70
Closing price at 12/29/2016	33.85	30.00	10.35
Change in the 4Q17	-1.8%	-1.8%	-5.1%
Change in the last 12 months	25.8%	25.6%	25.6%
Average daily trading financial volume in 12 months (milion) (2)	426.5	16.0	135.2
Average Daily Trading Volume in 4Q17 (million)	441.5	52.1	116.2

Shareholder Base and Indicators	12/31/17	09/30/17	12/31/16
Number of Shares	6,550,514	6,582,308	6,582,308
Common Shares (ON)	3,319,951	3,351,744	3,351,744
Non-Voting Shares (PN)	3,230,563	3,230,563	3,230,563
Treasury Shares	85,884	77,955	69,608
Number of Outstanding Shares (thousands)	6,464,631	6,504,352	6,512,700
Recurring Net Income per Share in the Quarter (R$)	0.97	0.96	0.89
Net Income per Share in the Quarter (R$)	0.90	0.93	0.85
Book Value per Share (R$)	19.63	19.01	17.75
Price/Earnings (P/E) (3)	11.57	11.92	10.23
Price/Book Value (P/B) (4)	2.17	2.28	1.91

(1)	Closing price of 12/29/17 for ITUB;
(2)	From 01/02/17 to 12/28/17 for ITUB4 and ITUB3. From 01/03/17 to 12/29/17 for ITUB;
(3)	Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included;
(4)	Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders’ Remuneration

As disclosed by the Material Fact of September 26, 2017, we excluded the maximum limit of dividends paid and interest on capital previously determined at 45% excluding shares bought back. In 2017, the payout was 83% including shares bought back.

Dividends & Interest on Own Capital (IOC)

R$17.56 billion

paid, provisioned or reserved in Stockholders’ Equity in 2017

Payout - represents the percentage of the Recurring Net Income distributed to the shareholder in each period.

(1) Considers Common Shares and Non-voting shares bought back in each period.

Shares Buyback Program

37,982,900	R$36.19
non-voting shares of own issue bought back in 2017	average price

46,214,237	R$37.00
Common shares of own issue bought back in 2017	average price

For more information about our share buyback program, please refer to our Investor Relations website.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	47

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of December 31, 2017, on which we issued an unqualified opinion dated February 5, 2018, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for year ended December 31, 2017.

Scope of the Review

We conducted our review in accordance with NBC TA 720, “The auditor's responsibility relating to other information in documents containing audited financial statements”, which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2017, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 5, 2018

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000X60/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com.br

Itaú Unibanco Holding S.A.	48

Itaú

Complete Financial Statements

December 31, 2017

Management Discussion & Analysis and Complete Financial Statements

MANAGEMENT REPORT – January to December 2017

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to December 2017 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB).

1	A bank with a purpose

In 2017, we unveiled Itaú Unibanco’s purpose to our employees and highlighted the values that are part of our essence and have brought us here.

In these 93 years of history, we have become the largest bank in Brazil, and are deemed Brazil’s most valued brand, among other relevant recognitions. These achievements are the result of the way we conduct business, by always placing ethics ahead of results and consistently seeking innovation and excellence.

We have grown by helping people and our country to grow, by encouraging the progress of those who are by our side. We work to make dreams come true, to boost development, and to wake the will to do increasingly more and better. This is what our journey means and this is our purpose: Empowering people to change.

There are people behind everything we do. People who have ideas, who become the solutions, who change the lives of other people. Unveiling Itaú Unibanco’s purpose is part of the reaffirmation of our reason to exist, by increasing the power every person has to invent and reinvent themselves. For this end, we need to have the engagement of all employees towards the same pathway.

In line with this purpose, the arrival of Itaú Unibanco’s new Executive President was marked by this purpose being integrated into the organization, which led to the definition of the six strategics priorities that will guide our actions in the coming years: customer centricity, digitization, people management, risk management, sustainable profitability, and internationalization.

These priorities were defined based on the perception shared by the Executive Committee of market trends and the challenges faced by the institution, as they organize initiatives that have been in progress throughout the bank already, reinforcing our commitment to employees, clients, stockholders and society.

Itaú Unibanco’s purpose was not born in 2017, but rather has always existed within all people who were part of this organization and within those who now keep this legacy alive. We are people who move people.

Medium and Long-Term Strategic Agenda

With medium to long-term prospects, these six strategic priorities have guided our management. Our Work was organized in frontlines, with responsibilities separated by working groups that involve many organizational levels, with clear purposes to be achieved and indicators selected for monitoring this process. We have already achieved some results and expect to add even more value to society and our stockholders in the coming years.

We segregated those priorities into two groups: Transformation and Continuous Improvement.

•	In the first group, we included the topics that we believe we need to truly transform within the organization: Customer Centricity, Digitization and People Management.

•	In the Continuous Improvement group, we include Risk Management, Internationalization and Sustainable Profitability. They are aspects broadly embraced by the organization, but require some effort for its continuous improvement.

Permeating all those challenges are our corporate governance and sustainability.

Corporate governance plays a vital role in ensuring stakeholders’ interests and is a key to achieve long-term sustainable growth. It is embedded not only in the challenges here described, but also in each part of our daily business activities, from remuneration practices to risk management.

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Sustainability needs to be fully integrated with our business, from the operational to the commercial aspects, making environmental and social issues part of our everyday activities. Its variables need to be incorporated and measured into each of our diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers and wealth management.

Our priority topics are detailed below:

1.1 Transformation

1.1.1 Customer Centricity: Our vision is to be the leading bank in sustainable performance and customer satisfaction. Today clients play a leading role and are therefore at the core of our organizational culture. In the current scenario business have stood out when it offers new and differentiated experiences to clients. Therefore, our actions, including digitalization and efforts aimed at people management, are directed towards client satisfaction, a key measure for the entire organization. We have established indicators to monitor client satisfaction on a timely and ongoing basis, which are directly related to incentives provided to our employees.

We will build a culture focused on client satisfaction and long-term relationships. Thus, our efforts will be directed to communicate, encourage and capacitate our employees around the pillars of this culture.

Client satisfaction opinion surveys and our monitoring of complaints figures evidence that we stand above the market average. We believe however that we can do more and, to this end, we are adopting the NPS (Net Promoter Score), which will be present in every stage of our processes.

Our goal is to build a bank with the client and for the client. We are even more dedicated to listening to what clients have to say so we may identify the attributes they value the most in their relationship and develop products and services that exceed their expectations. Accordingly, we work to improve the client’s experience, evolving and eliminating red tape in our processes.

Some of the initiatives to improve client satisfaction are as follows:

•	App Light, winner of the Financial World Innovation Awards. Launched in 2017, it was developed jointly with our clients. It takes up less memory in smartphones and is easier to navigate than the traditional app. App Light has reached over 500,000 users, with 90% of user loyalty.

•	In March 2017, we launched the Personnalité Investimento 360 platform, increasing convenience to our clients as it provides a thorough range of investment products offered by Itaú and other financial institutions through Itaú Corretora. This initiative also provides a specialized advisory service, which takes into account our clients’ needs in the short, medium and long term, offering more agility to investors by monitoring their financial transactions and returns as a whole in a single place.

•	Seeking to ensure the balance of multiple channels journey in the Internet, we have modernized the technology platform and reviewed the browsing and purchasing experiences, making it more friendly-user. We have also improved the payment and receipt services of the Companies segment, making Itaú the best internet banking experience for companies in Brazil for the third consecutive year.

•	We were elected, by vote of the clients to Euromoney magazine, the Best Bank in Cash Management in Brazil for the 10th consecutive year.

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1.1.2 Digitalization: Our challenge is to speed up our digital transformation process continually increasing the productivity of the IT department and spreading out a digital mindset throughout the bank, so as to gain efficiency and improve user experience and client satisfaction.

Technology today epitomizes the backbone of Itaú Unibanco’s evolution.

Developing over 1,000 APIs (application programming interface) that allow the creation of apps with reuse, being involved in 100% of blockchain applications in progress in Brazil to advance the financial market, consolidating a private cloud, which already runs dozens of the bank’s applications (internal systems); and using artificial intelligence and machine learning to gain operational efficiency, are some of the rewards of this digital transformation, which comes into being through a seamless integration of three essential elements.

The first element is people, that is, new digital profiles. These are professionals such as design, user experience, data sciences, digital media, web analytics and cyber security experts, who add up to professionals coming from traditional backgrounds (engineering, administration, economics and accounting). This evolution has taken place at an exponential rate in the organization. In the two last years alone, the presence of professionals with digital profiles in Itaú Unibanco increased 13 fold.

The second element is a technology-business symbiosis, with the Technology department becoming essential for the creation of transformation solutions. It is therefore possible to take advantage of this exponential evolution of technologies, accelerating the frequency of innovations and disruptions, and promoting shorter cycles of value deliveries (weeks, even days).

This integration of efforts is already a reality at our bank. At the end of 2017 we completed the second phase of strengthening technical expertise (technology architecture, distribution engineering, banking and data systems, system development, among others) and integrating teams (over 5,000 employees engaged in the process) by creating delivery communities and multidisciplinary teams that work collaboratively based on Lean1 and Agile2 principles to rise to business challenges. Notable for providing quick decisions shared among different expertise and with autonomy, this new working model is responsible for generating increasingly sustainable results, as follows:

•	Efficiency (more value delivery and synchronized planning): a 14% productivity gain in technology development;

•	Time to Market (shorter delivery cycles): down 22% in a project average delivery time;

•	Quality (quicker, streamlined and automatized testing and approval): down 20% in unavailability ratio and down 25% in number of incidents.

The last element is customer centricity, also construed as a new bank concept. Today we live in an era of experiences, where companies and clients create solutions together. Therefore, our bank performance has been driven to place the customer at the heart of our strategy. To this end, we seek to understand everything the client says, analyzing, for instance, hundreds of thousands of pieces of feedback received in social networks or provided by our beta testers (technologically engaged clients who test new versions of the bank apps). Additionally, we also make use of technology (such as big data, machine learning and cloud computing) to seek operational efficiency, such as an application of artificial intelligence in our credit models, and to understand the client's behavior in all points of contact with the bank. This is because these interactions are important inputs for creating products and services more connected to the clients’ actual needs.

We present below some of our 2017 highlights:

•	Itaú Light App: lighter and with low data consumption, this app offers intuitive and easy browsing.

•	Itaú abreconta app (opening accounts): over 190,000 accounts opened through the app, allowing a 100% online opening account experience via mobile, without the need to go to a branch.

•	Mobile evolution: apps with new design and easy browsing for Itaú and Itaú Empresas. In May 2017, Itaú App was elected the best app by Folha de São Paulo and the “must have” app at Apple Store.

•	Digital branches: we offer differentiated business hours service for Personnalité and Uniclass clients. At the end of 2017, we had 160 digital branches, of which 25 opened this year alone.

1 Lean: Process structure in which an attempt is made to minimize risks and waste while maximizing value to the client.

2 Agile: A philosophy focused on the time it takes to build a product step by step, delivering it through smaller parts.

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1.1.3 People Management: At Itaú Unibanco we have always had a strong belief: people have the greatest transformation power. People foster our progress, they ensure sustainable results and unveil our capacity of generating value to society and the country.

We are challenged to become even more attractive to all generations and engage and develop our talents. For this end, we consistently invest in spreading our purpose and the so called Our Way – a strong culture, based on collaboration, meritocracy, ethics and total and unrestricted respect to the individual.

Considering that the bank is basically human capital, providing the best experience to our employees so as to promote their development is essential. With this in mind, the priority people frontline is reviewing incentive models and encouraging people’s autonomy and mobility in order to make them increasingly feel they are owners of the business and their own career.

Accordingly, attentive to all the transformations happening in the world, the priority people frontline also seeks inspiration in the most innovative practices currently used and is focused on constructing an organization that increasingly promotes diversity and inclusion.

1.2 Continuous Improvement

1.2.1 Risk Management: Managing risks is the essence of our activity and a responsibility of all employees. In 2018, we will continue our efforts to fully comply with the Risk Appetite guidelines set out by the Board of Directors. Additionally, we will focus on addressing the priorities for 2018, that is, Business, Technology, People and Regulatory risks.

For Risk Appetite, our challenge is to monitor the progress of traditional risk areas (market risk, credit risk and operational risk), and seek, through risk culture tools, to engage all employees in the risk management day-to-day and, consequently, to comply with our Risk Appetite.

Regarding Business Risk, client centrality is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition creating new products and services focused on client satisfaction.

To address the challenges of the Technology Risk, we are committed to managing our digitalization process, preventing platforms or systems from becoming obsolete and fail to meet the business needs, in addition to increasing our IT department productivity.

Concerning People Risk, we are committed to improving mechanisms to attract, motivate and retain the best professionals, in addition to preventing teams with knowledge concentrated on key personnel. We should continuously improve our evaluation models to be increasingly perceived as fair and meritorious.

Concerning the Regulatory Risk, we understand that we should always be attentive to specific changes in laws and regulations that may affect our business and the offering of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes.

1.2.2 Sustainable Profitability: Our challenge is to continuously improve the efficiency of our operations, maintain our capacity of identifying opportunities to reduce costs and manage investments to gain agility, as well as to efficiently manage capital allocation and our cost of capital.

Adopted since 2012, our business model is based on a fundamental concept: Value Creation, which includes not only our operating or financial expenses, but also the cost of capital allocated to each activity, seeking to grant it a fair return.

This vision on results guides our operations towards business that effectively create value to stockholders, establishing a minimum return required for our operations.

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Under this model, we have reviewed our mix of credit, which, in a scenario of economic crisis, has increased its share of lower-risk products, such as mortgage loans, whose operations are pledged by collaterals, and payroll loans, whose installments are discounted from payroll and concentrated on clients with stable income, such as retirees and federal public officers.

We detail below the change in the share of segments in our loan portfolio* in Brazil:

*Includes Financial Guarantees Provided

We also give priority to our Services and Insurance, Pension Plan and Premium Bonds, which require less capital allocation and whose results and value creation are less volatile in relation to economic cycles. In addition, our business strategy for this operation is to focus on mass-market products, traditionally sold through our network of branches and digital channels. Accordingly, operations such as life group, large risks and extended warranty insurance lines were either sold or discontinued over last years. Even in this scenario, we have increased the operating revenues1 from insurance, pension plan and premium bonds and services.

1 Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses

In view of the growth, even if moderate, of Brazil's GDP as of 2017, and together with the tools developed by our efforts towards risk management, our business model will enable us to identify granular opportunities to diversify and expand operations to meet both the need to create value for our stockholders and the limits established by our risk appetite.

Focus on efficiency is a very significant topic in our sustainable profitability strategy and is addressed as a top priority by the bank for some years already. We have developed some initiatives, from reducing the waste of resources and energy and reviewing department structures to designing projects to increasing productivity and digitization, and therefore we expect to increase gains of scale and ensure business synergy.

The digitalization process we are going through has given rise to a numbers of gains, since we are able to redesign processes and offer quality products at a reasonably less cost.

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1.2.3 Internationalization: We have operated in Brazil for over 90 years and, throughout this period, have achieved a high level of maturity in management, making our culture known and recording profitability levels that effectively create value to our stockholders.

Our strategy in other Latin America countries foresees that we will achieve, in this region, the same management standards Itaú Unibanco enjoys in Brazil, homogenizing practices and setting up conditions to take on even more leading positions. These objectives apply to our operations in the Southern Cone, and are particularly relevant in the Itaú CorpBanca integration process (a significant competitor in the banking markets in Chile and Colombia) a result from the merger between Itaú Chile and CorpBanca.

We also seek to strengthen our operations in the Northern hemisphere, where we have the primary objective of simplifying and optimize our operations. In Latin America, we always seek to improve client satisfaction, as well as develop products and services with digital solutions and bases. The main challenge is to accelerate the digitalization in all our external units.

Finally, Itaú Unibanco continuously monitors the international scenario, seeking to understand different markets, business, products and services, identifying opportunities to expand operations and integrating our units.

2	The Year of 2017

2.1) Highlights

New Executive President – In April 2017, Candido Botelho Bracher took over as the new Executive President of Itaú Unibanco, succeeding Roberto Egydio Setubal. After 23 years leading the Company, Mr. Setubal has reached the age limit and is now a co-chairman of the Board of Directors. We thank Mr. Setubal for all his dedication and contributions made to this organization, which experienced a period of significant growth, increasing, for instance, its annual recurring net income 69 fold.

Dividends and Interest on Capital – In 2017, we paid, recognized in a provision or identified in Stockholders’ Equity the amount of R$17.6 billion in dividends and net interest on capital, the highest in our history, corresponding to 70.6% of 2017 consolidated recurring net income, which represents an increase of 75.6% from 2016 fiscal year.

In March 7, 2018 we will pay dividends and interest on capital of R$2.0707 per share (shareholding position on February 15, 2018) and R$0.122825 per share (shareholding position on December 14, 2017).

Therefore, for the fiscal year of 2017 (competence) the Company’s stockholders will receive R$2.7127 net per share.

Additionally, considering the shares buyback in 2017, the payout accounts for 83.0% of the 2017 consolidated recurring net income.

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In 2017, we adopted a new practice to pay dividends and interest on capital at least 35% of annual recurring net income; the total amount to be paid each year will be set forth by the Board of Directors, taking into account, among others:

1.	the Company’s capitalization level, in accordance with the rules defined by BACEN;
2.	the minimum level, established by the Board of Directors, of 13.5% for tier 1 capital;
3.	profitability for the year;
4.	the prospective use of capital in view of the expected business growth, share buyback program, mergers and acquisitions, and market and regulatory changes that might modify capital requirements; and
5.	tax changes.

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, but always considering the minimum distribution set forth in the Bylaws.

Capital Management

We adopt a prospective approach to capital management, which comprises the following phases: (i) identifying material risks and determining the need of additional capital for these risks; (ii) preparing a capital plan, both in normal and stress scenarios; (iii) structuring a capital contingency plan; (iv) carrying out an internal capital adequacy assessment; and (v) preparing managerial and regulatory reports.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the soundness of Itaú Unibanco’s equity position.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of BACEN, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see to the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of 2017, the BIS ratio was 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Additional Capital; and (ii) 2.6% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$19.8 billion at December 31, 2017.

Capital management in 2017 highlights are as follows:

•	Share Buyback Program – From January to December 2017, we acquired shares of own issue:

o	Preferred shares: 37,982,900, in the total amount of R$1.4 billion at the average price of R$36.19 per share.
o	Common shares: 46,214,237, in the total amount of R$1.7 billion at the price of R$37.00 per share.
o	The total of 84.2 million shares bought back equal 1.3% of the bank’s capital stock as of December 31, 2016.

Approved by the Board of Directors in December 2017, our current buyback program authorizes the acquisition of up to 28,616,649 common shares and up to 50 million preferred shares of own issue, and it allows that operations are carried out from December 20, 2017 to June 19, 2019.

•	Cancellation of Treasury Shares – Of the shares bought back and held in treasury, 31,793,105 common shares were cancelled, as decided by the Board of Directors, with no capital decrease. Cancellation is pending regulatory approvals.

The main objectives of the acquisition of own issued shares with subsequent cancellation are as follows: (i) maximizing capital allocation through the efficient application of available funds; (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and/or (iii) using the shares acquired if business opportunities arise in the future.

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•	Perpetual Subordinated Notes – In December 2017, we issued for the first time perpetual subordinated notes/AT1, in the amount of US$1.25 billion. These notes were issued at a fixed rate of 6.125%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. Itaú Unibanco may repurchase these notes on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including BACEN.

These notes were offered in the international market to qualified institutional buyers only, as defined by Rule 144A of the Securities Act, and to non-U.S. persons outside the United States under Regulation S of the Securities Act.

Itaú Unibanco has requested the approval from BACEN, so that these perpetual subordinated notes be included in its Reference Equity as Additional Tier 1 Capital, adding 60 bps to the Company’s Tier 1 capital ratio.

Decision issued by the Administrative Board of Tax Appeals (CARF) - On April 10, 2017 CARF issued a favorable decision for the Company, recognizing that the intended collections of income tax and social contribution on net income were inapplicable and ratifying the regularity and legitimacy of Itaú and Unibanco merger as it had been fully approved by BACEN, CVM, and the Administrative Council for Economic Defense (CADE), which reaffirms the Company’s understanding that these operations were legitimate. Since it received the tax assessment notice from the Brazilian IRS, Itaú Unibanco has always believed that the risk of loss in the above mentioned tax proceeding was remote.

Economic Plans – Itaú Unibanco is a party to specific lawsuits in connection with the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 1980’s and 1990’s as a measure to combat inflation. Although we had complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed and, therefore, we have recognized provisions when we are served and when individuals file for the enforcement of rulings rendered by the Judicial Branch, by using the same criteria adopted to calculate provisions for individual lawsuits.

In December 2017, as mediated by the Office of the General Counsel to the Federal Government (AGU) and supervised by the Central Bank of Brazil, savings account holders (represented by two civil entities, FEBRAPO, and IDEC) and FEBRABAN, the Brazilian Federation of Banks, jointly executed an agreement to settle litigations in connection with the economic plans, and Itaú has already adhered to its terms accordingly. This agreement is pending ratification by the Federal Supreme Court (STF) to become valid and effective, which is expected to occur in the first quarter of 2018. After this ratification, savings account holders will be entitled 24 months to adhere to the terms of this agreement.

2.2) Acquisitions and Disposals

We present below the main operations carried out in 2017. All of them were timely announced to the market and the details are included in announcements to the market and material facts available on the Company’s Investor Relations website:

•	Group Life Insurance – In April 2017, after obtaining approvals from SUSEP and CADE, the Brazilian antitrust agency, we completed the sale of 100% of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A.

•	Gestora de Inteligência de Crédito – In June 2017, together with other institutions, we entered into an agreement to incorporate Gestora de Inteligência de Crédito S.A., whose purpose will be the development of a data base aimed at aggregating, reconciling and handling master file and credit data of individuals and companies.

•	IRB-BRASIL RESSEGUROS S.A. (IRB) – Within the scope of the Public Offering of IRB’s shares, in August 2017 Itaú Seguros S.A reduced its interest to 11.1%, from 14.7%, in the total capital of IRB. Itaú Vida e Previdência S.A., which held 0.2% interest, is no longer a stockholder. We remain in the IRB controlling group, under the terms of the company's shareholders' agreement.

•	Itaú CorpBanca – In September 2017, we acquired 1.8 billion Itaú CorpBanca shares for the approximate amount of R$55.6 million. Therefore, Itaú Unibanco’s interest ownership reached 36.06%, without changing the governance of Itaú CorpBanca.

•	Citibank – In October 2017, after obtaining regulatory approvals, the first step of the incorporation process was carried out and we are now in charge of the retail business of Citibank in Brazil.

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•	XP Investimentos (XP) – In December 2017, the General Superintendence of CADE issued a favorable opinion on Itaú Unibanco’s acquisition of a minority interest of XP, accounting for 49.9% of total capital, of which 30.1% are common shares, conditioned on Itaú Unibanco’s commitment not to intervene in XP’s business management, as well as to reduce possible barriers to the entry and development in the segment of open platforms. The operation is still pending approval from BACEN.

2.3) Awards and Recognition

In 2017, we received recognitions that contributed to strengthening our reputation. The main awards received in the period are listed below:

Bloomberg Financial Services Gender-Equality Index (Bloomberg – January 2017)	Itaú Unibanco was one of 52 companies chosen to make up this Index.

IF Design Award (International Forum Design GmbH – January 2017)	Itaú Unibanco had "Miami Open" as the case awarded in the Communication category.

World's Best Trade Finance Providers (Global Finance – January 2017)	Itaú BBA was recognized as the “Best Trade Finance Provider 2017 in Brazil”.

Empresas Legais (Legally Cool Companies) (Centro de Inteligência Padrão – April 2017)	Itaú Unibanco was recognized as a Legally Cool Company in the Banks category, that is, as a company engaged in settling conflicts through dialogue.

Annual ranking of the 50 largest banks of Latin America and the Caribbean (S&P Global Market – April 2017)	Itaú Unibanco was number one in the 2017 edition of the annual ranking of the 50 largest banks of Latin America and the Caribbean.

Melhores Empresas para a Mulher Trabalhar (Best Places for Women to Work) (Great Place to Work – May 2017)	Itaú Unibanco ranked 4th among the Largest Companies in the first edition of the ranking.

XVIII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (XVIII Modern Consumer Award in Excellence in Client Service) (Grupo Padrão – May 2017)	Itaú Unibanco was the winner in the Banks category.

Top 1000 World Banks 2017 (The Banker – July 2017)	Itaú Unibanco was number one in the Top 25 – Latin America and the Caribbean ranking.

Anuário Época Negócios 360º (Época Negócios 360º Directory) (Época Negócios magazine – August 2017)	Itaú Unibanco was the winner in the banking sector and in the Environmental and Social Responsibility dimension.

As Melhores da Dinheiro 2017 (The Best of Dinheiro 2017) (IstoÉ Dinheiro magazine – September 2017)	Itaú Unibanco was number one in the banking sector.

Comarec Award (Grupo Padrão – September 2017)	Itaucard was top in the Hirers category in the Cards segment.

Prêmio MarCo - Marcas Corporativas de Maior Prestígio do Brasil (MarCo Award -The Most Prestigious Corporate Brands in Brazil) (MarCo, Época Negócios magazine and Troiano Branding – October 2017)	Itaú Unibanco was number one in the Banks category.

Guia Você S/A - As Melhores Empresas para Trabalhar (Você S/A Directory - The Best Companies to Work for) (Você S/A magazine - Abril publisher - October 2017)	Itaú Unibanco was the winner in the Banks category.

Valor CARREIRA (Valor CAREER) (Valor Econômico magazine and AON - October 2017)	Itaú Unibanco was elected Company of the Year and was first in the "Companies with over 17,000 employees" category.

Prêmio ÉPOCA Reclame Aqui (ÉPOCA Make a complaint here Award) (ÉPOCA magazine - Globo publisher - October 2017)	Itaú Unibanco was top in the Bank and Consortium categories. Itaucard was the winner in the "Card Operators" category.

World's Best Investment Banks 2017 (GLOBAL FINANCE - October 2017)	Itaú Unibanco won in the "Best Investment Bank in Latin America", "Best Equity Bank in Latin America" and "Best M&A Bank in Latin America" categories, and one of our executives was recognized as the "Best Leader in Private Bank".

Global Private Banking Awards (PWM / The Banker, Financial Times - October 2017)	Itaú Unibanco was awarded as "Best Private Bank in Latin America for Customer Service" and "Best Private Bank in Brazil".

Startup Awards (Brazilian Startup Association - October 2017)	Cubo won in the coworking category and Itaú Unibanco was first in the corporate category.

As Marcas Brasileiras Mais Valiosas - Interbrand (Most Valuable Brazilian Brands - Interbrand) (Interbrand - November 2017)	Itaú Unibanco was number one for the 14th time.

Valor Grandes Grupos (Valor Large Groups) (Valor Econômico newspaper - December 2017)	Itaú Unibanco ranked first among the "10 largest net income", "20 largest stockholders' equity" and "20 largest net income".

Bank of the Year (The Banker - December 2017)	Itaú Uruguay was announced as "Bank of the Year - Uruguay".

Época Empresa Verde (Época Green Company) (Época magazine - December 2017)	Itaú Unibanco was awarded as Highlight of the Year and was the winner in the Green Finance category.

Empresa Pró-Ética 2017 (2017 Companies promoting ethics) (Brazilian Ministry of Transparency, Inspection and General Controllership of the Federal Government - December 2017)	Itaú Unibanco was one of the 23 companies winning the 2017 Pro-Ethics Company Award.

Financial Innovation Awards 2017 (IFS University College and BBA Association - December 2017)	Itaú Unibanco was number one in the Innovation in Product or Service Design category with the App Light case.

Guia de Previdência Valor/FGV (Social Security Guide - Valor/ FGV)

(Valor Econômico newspaper and Center of Finance Studies of the School of Business Administration of São Paulo of Fundação Getúlio Vargas - December 2017)

Itaú Unibanco was awarded as the best manager in diversity of social security funds.

The World's Best Foreign Exchange Providers 2018 (Global Finance magazine – December 2017)	Itaú Unibanco was recognized as the best foreign exchange bank in Brazil.

Melhor Empresa para Trabalhar (Great Place to Work – December 2017)	Itaú Paraguay was elected the best company to work for for the second consecutive year.

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2.4 Selected Financial Information

We present below a summary of our financial information:

	dec/31/2017	dec/31/2016
Profitability
Net Income (R$ billion)	24.0	21.6
Recurring Net Income (R$ billion)	24.9	22.2
Recurring Return on Average Equity - Annualized(1)	21.8%	20.3%
Gross Income Related to Financial Operations (R$ billion)	49.9	52.8
Assets
Total Assets (R$ billion)	1,503.5	1,427.1
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	564.1	562.0
Assets - Latin America	189.2	171.8
Loan Portfolio/Funding(2)	74.0%	74.3%
Stockholders' Equity	126.9	115.6
Funding
Demand, Savings, and Time Deposits	400.8	325.7
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations)	58.8	132.1
Funds from Bills and Structured Operations Certificates	65.7	59.4
Free, Raised and Managed Assets(3)	2,261.3	2,045.9
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.8%	19.1%
Fixed Asset Ratio	23.9%	25.4%
Total High-Quality Liquid Assets(4)(5)	187.1	181.0
Liquidity Coverage Ratio (LCR)(5)	190.2%	212.8%
Customer Service Network
Total Number of Employees (individuals)	99,332	94,779
Brazil	82,640	80,871
Abroad	13,795	13,908
Citibank	2,897	-
Branches and Client Service Branches (CSBs) – units	4,981	5,103
Digital Branches	160	135
Branches - Brazil(6)	3,520	3,653
Branches - Citibank	71	-
CSBs - Brazil	703	766
Branches + CSBs - Latin America	527	549
Automated Teller Machines (ATMs) – units(7)	46,965	46,175

(1)	Itaú CorpBanca's data were consolidated since the second quarter 2016, except Recurring Return on Average Equity - Annualized which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

(2)	The loan portfolio does not include sureties and endorsements.

(3)	Does not include balance originated from Citibank.

(4)	Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(5)	We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 80% for 2017, and in the fourth quarter of 2017 the Company’s coverage ratio was 190.2%.

(6)	Includes IBBA representative offices abroad.

(7)	Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATMs.

In 2017, Itaú Unibanco's net income was R$24.0 billion, a 10.7% increase from the previous year. The reduction of our financial margin was offset by lower provisions for loan losses.

Our personnel, administrative and operating expenses increased 8.4% between 2017 and 2016, mainly driven by an increase in compensation and benefits and in the sale of credit cards expenses, and our risk-adjusted efficiency ratio was 64.0%, down 610 basis points from 2016.

Loan portfolio reached R$564.1 billion at the end of December 2017, up 0.4% from 2016. An increase has been recorded in origination demand and in some specific portfolios, such as vehicles, which recorded in the fourth quarter of 2017 the first ever increase since 2012, when we adopted the strategy of focusing on lower risk portfolios.

The strategic credit risk management supported the quality of our loan portfolio in 2017, and nonperforming loans over 90 days overdue closed the year at 3.1%, down 30 basis points from the previous year.

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NPL Over 90 days

2.5) Stock Market

Market Value – at December 31, 2017, we were ranked the second largest company in Brazil in terms of market value (R$275.5 billion) and the first among financial institutions, according to the Bloomberg ranking.

		R$	%
Shares	December 31, 2017	December 31, 2016	Change
Recurring net income per share(1)	3.83	3.41	12.3
Net income per share(1)	3.68	3.32	10.8
Book value per share(1)	19.63	17.75	10.6
Number of outstanding shares (in millions)	6,464.6	6,512.7	(0.7)
Price of preferred share (ITUB4)(2)	42.62	33.68	26.5
Price of common share (ITUB3)(2)	37.61	29.73	26.5
Price of preferred share (PN)(2)/Net income per share	11.13	9.88	12.7
Price of preferred share (PN)(2)/Book value per share	2.17	1.90	14.4
Average Daily Trading Volume (in millions)	877.0	941.3	(6.8)
B3 Volume (in millions)	442.5	437.8	1.1
NYSE Volume (in millions)	434.6	503.5	(13.7)
Market value (in billions)(3)(4)	275.5	219.3	25.6

(1)	Calculated based on the weighted average of the number of shares.
(2)	Based on the average quotation on the last day of the period;
(3)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);
(4)	Taking into account the closing price of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$ 259.1 billion on December 31, 2017 and R$ 207.6 billion on December 31, 2016, resulting in a variation of 25%.

3	Sustainability

Sustainability is incorporated into the corporate strategy through a consolidated governance framework integrated into business, providing for the internalization of social and environmental issues and trends into daily activities and processes, the identification of areas able to address them, and the follow-up of performance and indicators of these issues from time to time.

Our actions are based on three strategic focus points: financial education, dialogue and transparency, and social and environmental risks and opportunities. Our management of environmental and social risks is based on the identification, measurement, mitigation and monitoring of risks based on their characteristics, needs, exposure and specificities of each business front.

In 2017, as we concluded that our current position has reached its maturity, we started a process to review the sustainability strategy. This moment in time becomes even more convenient with the disclosure of Our Purpose, the emergence of new priority topics, the digitalization scenario, and the advancements in the sustainable development agendas.

Dow Jones Sustainability World Index (DJSI) – for the 18th consecutive year, Itaú Unibanco was selected to compose the portfolio of the Dow Jones Sustainability World Index, the world’s main sustainability index. In this edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Materiality”, “Risks and Opportunities”, “Climate Strategy” “Philanthropy and Corporate Citizenship” and “Social Reporting” criteria. Additionally, Itaú Unibanco was also selected to make up the Dow Jones Sustainability Emerging Markets Index.

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Participation in the B3 Corporate Sustainability Index (ISE) – for the 13th consecutive year we were chosen to make up the portfolio of the B3 Corporate Sustainability Index. ISE reflects the return of a portfolio made up of shares of companies with the best performance in all aspects that measure corporate sustainability.

Participation in the Bloomberg Gender Equality Index – we were chosen to make up the portfolio of the 2017 Bloomberg Gender Equality Index for companies of the financial sector. In its second edition, this index was created to recognize companies for their commitment to gender equality and transparency in reporting such information.

Women’s Empowerment Principles – WEPs – in June 2017, we adhered to the Women’s Empowerment Principles (WEPs) proposed by the U.N. Women and the U.N. Global Compact. This adherence represents our commitment to working towards gender equality, one of the principles of the U.N. Global Compact. Further information on WEPs is available on http://www.weprinciples.org/.

In December, we were the winners in the “Sustainable Finance” category in the Época Empresa Verde awards, promoted by Época magazine, which recognized the bank’s main sustainability related actions.

3.1 Statement of Added Value

Our added value, which shows the wealth generated for the community, reached R$67.2 billion in 2017 (including recurring net income and the reclassification of hedge tax effects of investments abroad to financial margin), up 9.0% compared to 2016. This result refers to the direct economic value created and distributed by Itaú Unibanco, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments made to capital providers and governments.

3.2 Social Private Investment

Among the actions carried out by Itaú Unibanco Conglomerate in 2017 to support social change agendas, we highlight the social private investment model, in which we allocated funds to support initiatives and projects aligned with our institutional causes.

We recognize and value our share of responsibility for the development of Brazil and sustain the purpose of promoting positive changes in the lives of people and society. Accordingly, over 2017 we made contributions through social private investments on three fronts, as follows: I) direct allocation of financial funds; II) support to projects subject to incentive laws; III) our Institutions and Foundations.

These social investments were made to improve areas such as education, culture, sports, urban mobility, health, and aging. In 2017, we invested R$547.4 million in projects, of which 75.7% were via donations and sponsorships carried out by Itaú Unibanco and 24.3% through amounts incentivized by laws (Rouanet, Sports Incentive Law), making contributions to education, health, culture, sports, and mobility projects. We present below our activities in 2017:

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	Amount		Number of
Sponsorship	(R$ million)%		projects
Non-incentivized(1)	414.3	75.7%	668
Education	181.0		520
Culture	148.5		50
Sports	7.2		7
Urban Mobility	64.9		45
Elderly	2.3		3
Institutional Support and Other	10.4		43
Incentivized(2)	133.1	24.3%	212
Culture	69.4		119
Education	15.8		38
Sports	16.9		18
Health and Elderly People	31.0		37
Total	547.4	100.0%	880

(1)	Own funds of the group companies and own budgets of foundations and institutions.

(2)	Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

3.3) Education and Health

Fundação Itaú Social – The journey of Fundação Itaú Social dates back to 1993, when the Community Action Program – later named Itaú Social Program – was created. The purpose of the program was to implement the bank's social investment initiatives. In 2000, it was expanded with the foundation of Fundação Itaú Social through the creation of an endowment derived from funds donated by Itaú.

In 2017, the organization started to review its organizational structure, keeping a commitment to its mission to develop, implement and share social technologies to help improve Brazilian public education. Therefore, as from 2017, the actions of Fundação Itaú Social are focused on two axes: Education Management actions – training of education area professionals – and actions for Society – strengthening civil society organizations.

Instituto Unibanco (Unibanco Institute) – Founded 35 years ago, Instituto Unibanco is an organization working to raise the quality of Brazilian public education with focus on secondary schools. To this end, the Institute develops and implements public school system management solutions to improve learning results among young people.

The Institute has partnerships with education departments, academic institutions, education-focused philanthropic institutions, and the National Council of Secretaries of Education (Consed), among other institutions. It is supported by an endowment that guides the funding of activities. The highlights among its several programs are as follows: Jovem do Futuro (Promising Youth), Escola do Futuro (School of the Future) and Fomento (Promotion).

3.4) Culture

Itaú Cultural – Itaú Cultural completed 30 years in 2017 and prepared a number of actions to celebrate this date. One of them was Modos de Ver o Brasil: Itaú Cultural 30 Anos (Ways to See Brazil: Itaú Cultural 30 years) exhibition, which gathered 800 artworks of Itaú Unibanco’s collection. These were displayed between May and August at Oca, a space located in the Ibirapuera Park in São Paulo, which refitted by the institute and visited by approximately 100,000 people.

Regarding the virtual arena, Itaú Cultural redesigned its Internet portal. This new website, adaptable to the most different devices, shows the institute’s events schedule, the register of past activities carried out, videos, news and other contents, in addition to providing access to the Enciclopédia Itaú Cultural de Arte e Cultura Brasileiras (Itaú Cultural Encyclopedia of Brazilian Art and Culture) (unified early this year as the first action celebrating the 30 years), to the Ocupação Itaú Cultural program website and the O Mundo de Bartô (Bartô World) page, the latter dedicated to children. In the year, the portal received over 14 million single hits. In partnership with Biblioteca Nacional (National Library), Instituto Moreira Salles (Moreira Salles Institute) and Pinacoteca de São Paulo (Art Gallery of the State of São Paulo), in October 2017 the brasilianaiconografica.art.br website was designed to make available hundreds of art and other works related to the Brazilian history, culture, and fauna and flora. The website received 22,707,000 single hits.

Itaú Cultural carried out 875 activities over the year, impacting 765,093 people throughout Brazil. These actions include concerts and events at the Ibirapuera Auditorium, exhibitions at Espaço Memória (Heritage Hall), Alfredo Egydio room, and the events scheduled at our headquarters at Avenida Paulista, in the Olavo Setubal Hall, with 318,510 visitors, up 26% from the previous year.

Espaço Itaú de Cinema – Since opening in 1995, the purpose of Espaço Itaú de Cinema is to offer a diversified film programming, from art house to blockbuster movies.

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This structure has eight complexes with 57 screening rooms in six Brazilian cities (Brasília, Curitiba, Porto Alegre, Rio de Janeiro, São Paulo, and Salvador).

3.5) Sports

We believe, along with education and culture, sports helps develop critical-thinking citizens and leave a legacy to society at large. Therefore, we sponsor a number of projects in three sports (tennis, soccer and multidisciplinary sports) that aim to promote social inclusion through sports and to train people to spread sports training to transform people’s world.

3.6) Urban Mobility

As we are an essentially urban bank and recognize the importance of valuing an active transport mode for the sustainable development of cities, we define urban mobility as an investment pillar within our sustainability platform and have worked to foster the culture of integrating bikes into the urban transport model.

Bike-sharing system

In partnership with the municipality of Rio de Janeiro, we sponsor the Bike Rio program. This program success has led to its expansion to São Paulo and Porto Alegre in 2012, Pernambuco, Salvador, and Santiago (Chile) in 2013, and to Brasília and Belo Horizonte in 2014. We are the sole sponsors of bike-sharing systems in the world that count on nationwide programs. In 2017, we started to renew the project in Pernambuco, Porto Alegre, São Paulo, and Rio de Janeiro.

Employees and clients

In addition to efforts to promote public cycling mobility policies, we are committed to encouraging employees and clients to choose bikes as their mode of transport.

4	Regulation

4.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to December 2017, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	February 2 – review of tax-accounting bookkeeping;
•	February 6, March 15, May 2, May 16 and September 29 – research, technical material and training;
•	March 2 – review of compliance with transfer pricing policies.
•	August 1 – issue of income tax settlement report.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

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4.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$36.6 billion, corresponding to 8.2% of total securities and derivative financial instruments held in December 2017.

4.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

5	Information and Acknowledgments

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (app), respectively.

We thank our employees for their determination and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of February 5, 2018).

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ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal

Members	Director-Generals
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Amos Genish	Márcio de Andrade Schettini
Fábio Colletti Barbosa
Geraldo José Carbone
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló	Executive Vice-Presidents
Marco Ambrogio Crespi Bonomi	André Sapoznik
Pedro Luiz Bodin de Moraes	Caio Ibrahim David
Ricardo Villela Marino	Claudia Politanski

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes (*)
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron
Members
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Geraldo Travaglia Filho	Officers
Maria Helena dos Santos Fernandes de Santana	Adriano Cabral Volpini
Rogério Paulo Calderón Peres	Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Eduardo Hiroyuki Miyaki
FISCAL COUNCIL	Emerson Macedo Bortoloto
Chairman	Gilberto Frussa
José Caruso Cruz Henriques	José Virgilio Vita Neto
Matias Granata
Renato Barbosa do Nascimento
Members	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Sergio Mychkis Goldstein
Carlos Roberto de Albuquerque Sá	Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Investor Relations Officer

Accountant
Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	65

ITAÚ UNIBANCO S.A.

Director-Generals	Officers (continued)
Eduardo Mazzilli de Vassimon	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Executive Vice-Presidents	Gabriel Guedes Pinto Teixeira
Alberto Fernandes	Gabriela Rodrigues Ferreira
André Sapoznik	Gilberto Frussa
Caio Ibrahim David	Gustavo Trovisco Lopes
Claudia Politanski	João Antonio Dantas Bezerra Leite
Ricardo Villela Marino	Jorge Luiz Viegas Ramalho
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Executive Officers	Lineu Carlos Ferraz de Andrade
Alexsandro Broedel Lopes	Livia Martines Chanes
André Luis Texeira Rodrigues	Luís Fernando Staub
Carlos Eduardo Monico	Luís Tadeu Mantovani Sassi
Christian George Egan	Luiz Felipe Monteiro Arcuri Trevisan
Fernando Barçante Tostes Malta	Luiz Fernando Butori Reis Santos
Fernando Marsella Chacon Ruiz	Luiz Severiano Ribeiro
Flávio Augusto Aguiar de Souza	Manoela Varanda
João Marcos Pequeno de Biase	Marcello Siniscalchi
Leila Cristiane Barboza Braga de Melo	Marcio Luis Domingues da Silva
Luís Eduardo Gross Siqueira Cunha	Marco Antonio Sudano
Luiz Eduardo Loureiro Veloso	Mario Lucio Gurgel Pires
Marcelo Kopel	Mario Magalhães Carvalho Mesquita
Marcos Antônio Vaz de Magalhães	Matias Granata
Ricardo Ribeiro Mandacaru Guerra	Milena de Castilho Lefon Martins (*)
Sergio Guillinet Fajerman	Pedro Barros Barreto Fernandes
Wagner Bettini Sanches	Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Officers	Roberto Fernando Vicente
Roberto Teixeira de Camargo
Adriana Maria dos Santos	Rodnei Bernardino de Souza
Adriano Cabral Volpini	Rodrigo Jorge Dantas de Oliveira
Adriano Maciel Pedroti	Rodrigo Luis Rosa Couto
Alessandro Anastasi	Rodrigo Rodrigues Baia
Álvaro Felipe Rizzi Rodrigues	Rogerio Vasconcelos Costa (*)
Ana Lúcia Gomes De Sá Drumond Pardo	Sergio Mychkis Goldstein
André Balestrin Cestare	Tatiana Grecco
André Carvalho Whyte Gailey	Thales Ferreira Silva
André Henrique Caldeira Daré	Thiago Luiz Charnet Ellero
Andrea Carpes Blanco	Valéria Aparecida Marretto
Andréa Matteucci Pinotti	Vanessa Lopes Reisner
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Cesar Ming Pereira da Silva
Cesar Padovan
Cicero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Hiroyuki Miyaki
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas

(*) Elected at the ESM of 12/07/2017, approved by BACEN on 01/04/2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	66

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Eduardo Mazzilli de Vassimon

Executive Vice-President
Alberto Fernandes

Executive Officers
Christian George Egan
Luís Eduardo Gross Siqueira Cunha

Officers
Adriano Cabral Volpini
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Eduardo Hiroyuki Miyaki
Eric André Altafim
Felipe Weil Wilberg
Flávio Delfino Júnior
Gabriel Guedes Pinto Teixeira
Gilberto Frussa
Marco Antônio Sudano
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Officers
Adriano Cabral Volpini
Badi Maani Shaikhzadeh
Carlos Henrique Donegá Aidar
Eduardo Hiroyuki Miyaki
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	67

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2017	12/31/2016
Current assets		1,089,698,982	1,003,649,930
Cash and cash equivalents		18,749,350	18,541,972
Interbank investments	4b and 6	270,045,399	284,538,189
Money market		238,752,482	259,589,926
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,257,326	3,447,330
Interbank deposits		28,035,591	21,500,933
Securities and derivative financial instruments	4c, 4d and 7	333,777,929	264,095,295
Own portfolio		97,744,768	69,206,274
Subject to repurchase commitments		33,401,902	18,608,226
Pledged in guarantee		11,354,597	7,549,852
Securities under resale agreements with free movement		1,745,202	7,419,769
Deposited with the Central Bank		3,386,777	-
Derivative financial instruments		13,149,331	14,236,853
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	169,177,514	142,080,715
Assets guaranteeing technical provisions – other securities	11b	3,817,838	4,993,606
Interbank accounts		132,523,704	113,326,416
Pending settlement		33,103,755	27,451,574
Central Bank deposits		98,836,941	85,700,462
National Housing System (SFH)		8,491	6,412
Correspondents		34,779	32,111
Interbank onlending		539,738	135,857
Interbranch accounts		123,946	7,497
Loan, lease and other credit operations	8	245,048,364	244,240,815
Operations with credit granting characteristics	4e	261,103,526	260,066,448
(Allowance for loan losses)	4f	(16,055,162)	(15,825,633)
Other receivables		86,969,324	76,455,618
Foreign exchange portfolio	9	35,086,221	29,899,299
Income receivable		2,866,925	2,530,307
Receivables from insurance and reinsurance operations	4m I and 11b	1,224,588	1,305,648
Negotiation and intermediation of securities		5,830,585	6,770,077
Deferred tax assets	14b I	28,722,584	23,848,435
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	1,520,071	2,117,861
Sundry	13a	11,718,350	9,983,991
Other assets	4g	2,460,966	2,444,128
Assets held for sale		1,260,614	809,630
(Valuation allowance)		(524,477)	(178,675)
Unearned reinsurance premiums	4m I	4,848	16,937
Prepaid expenses	4g and 13b	1,719,981	1,796,236
Long term receivables		385,518,078	396,446,877
Interbank investments	4b and 6	1,208,747	1,500,187
Money market		195,861	260,910
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	49,868
Interbank deposits		1,012,886	1,189,409
Securities and derivative financial instruments	4c, 4d and 7	111,972,591	112,791,428
Own portfolio		56,771,744	61,480,022
Subject to repurchase commitments		17,208,562	12,433,937
Pledged in guarantee		6,580,660	5,149,342
Securities under resale agreements with free movement		13,169,009	12,863,925
Deposited with the Central Bank		698,010	4,454,448
Derivative financial instruments		9,532,003	10,153,442
Assets guaranteeing technical provisions – other securities	11b	8,012,603	6,256,312
Interbank accounts - National Housing System (SFH)		104,723	234,295
Loan, lease and other credit operations	8	213,187,027	210,998,505
Operations with credit granting characteristics	4e	232,491,686	231,158,529
(Allowance for loan losses)	4f	(19,304,659)	(20,160,024)
Other receivables		58,398,347	70,235,022
Foreign exchange portfolio	9	16,568,458	21,742,524
Receivables from insurance and reinsurance operations	4m I and 11b	9,885	14,207
Deferred tax assets	14b I	22,248,795	30,209,189
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,892,128	11,143,678
Sundry	13a	7,679,081	7,125,424
Other assets	4g and 13b	646,643	687,440
Unearned reinsurance premiums	4m I	3,975	-
Prepaid expenses	4g and 13b	642,668	687,440
Permanent assets		28,286,424	26,987,417
Investments	4h, 15a Il and III	5,458,802	4,943,071
Investments in affiliates and jointly controlled entities		5,153,969	4,430,622
Other investments		513,659	721,273
(Allowance for losses)		(208,826)	(208,824)
Real estate in use	4i and 15b l	6,394,948	6,811,509
Real estate in use		4,303,629	4,274,314
Other fixed assets		13,051,144	12,508,606
(Accumulated depreciation)		(10,959,825)	(9,971,411)
Goodwill	4j and 15b ll	1,451,809	1,397,867
Intangible assets	4k and 15b lll	14,980,865	13,834,970
Acquisition of rights to credit payroll		1,059,890	1,045,006
Other intangible assets		20,961,019	17,478,594
(Accumulated amortization)		(7,040,044)	(4,688,630)
Total assets		1,503,503,484	1,427,084,224

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	68

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2017	12/31/2016

Current liabilities		793,758,946	750,149,557
Deposits	4b and 10b	273,339,101	249,014,691
Demand deposits		68,973,374	61,132,961
Savings deposits		119,980,208	108,250,051
Interbank deposits		1,664,631	3,718,435
Time deposits		82,718,297	75,913,244
Other deposits		2,591	-
Deposits received under securities repurchase agreements	4b and 10c	252,083,864	251,443,677
Own portfolio		82,203,557	89,378,644
Third-party portfolio		158,000,043	140,973,618
Free portfolio		11,880,264	21,091,415
Funds from acceptances and issuance of securities	4b and 10d	48,437,013	36,278,088
Real estate, mortgage, credit and similar notes		34,842,544	27,965,728
Foreign borrowing through securities		11,831,551	6,262,058
Structured operations certificates		1,762,918	2,050,302
Interbank accounts		34,116,644	26,469,416
Pending settlement		33,761,289	26,284,854
Correspondents		355,355	184,562
Interbranch accounts		4,969,504	5,893,044
Third-party funds in transit		4,947,961	5,425,032
Internal transfer of funds		21,543	468,012
Borrowing and onlending	4b and 10e	38,709,245	47,480,309
Borrowing		30,718,378	38,275,670
Onlending		7,990,867	9,204,639
Derivative financial instruments	4d and 7g	13,102,103	10,786,722
Technical provision for insurance, pension plan and capitalization	4m II and 11a	1,721,255	4,029,837
Other liabilities		127,280,217	118,753,773
Collection and payment of taxes and contributions		305,719	277,558
Foreign exchange portfolio	9	35,309,779	30,485,328
Social and statutory	16b II	5,068,079	5,575,671
Tax and social security contributions	4n, 4o and 14c	7,494,228	5,578,990
Negotiation and intermediation of securities		4,601,234	10,372,023
Subordinated debt	10f	12,498,741	11,055,748
Provisions for contingent liabilities	12b	4,794,420	4,412,647
Sundry	13c	57,208,017	50,995,808
Long term liabilities		568,373,734	547,673,346
Deposits	4b and 10b	129,598,806	80,399,303
Interbank deposits		517,143	38,271
Time deposits		129,081,663	80,361,032
Deposits received under securities repurchase agreements	4b and 10c	71,826,142	114,594,160
Own portfolio		27,178,185	73,393,596
Free portfolio		44,647,957	41,200,564
Funds from acceptances and issuance of securities	4b and 10d	59,144,011	57,432,754
Real estate, mortgage, credit and similar notes		26,474,085	26,221,530
Foreign borrowing through securities		30,045,568	28,024,772
Structured Operations Certificates		2,624,358	3,186,452
Borrowing and onlending	4b and 10e	24,731,795	28,133,622
Borrowing		8,541,383	7,510,440
Onlending		16,190,412	20,623,182
Derivative financial instruments	4d and 7g	13,350,513	13,924,604
Technical provision for insurance, pension plan and capitalization	4m II and 11a	182,025,607	152,625,822
Other liabilities		87,696,860	100,563,081
Foreign exchange portfolio	9	16,541,385	21,776,177
Tax and social security contributions	4n, 4o and 14c	17,682,257	16,716,929
Subordinated debt	10f	36,048,767	46,364,327
Provisions for contingent liabilities	12b	10,205,469	11,870,972
Debt instruments eligible as capital	10f	4,148,367	-
Sundry	13c	3,070,615	3,834,676
Deferred income	4p	2,433,470	2,045,943
Non-controlling interests	16f	12,013,734	11,624,952
Stockholders' equity	16	126,923,600	115,590,426
Capital		97,148,000	97,148,000
Capital reserves		1,733,611	1,589,343
Revenue reserves		33,371,254	22,126,215
Asset valuation adjustment	4c, 4d and 16e	(2,586,498)	(3,390,779)
(Treasury shares)		(2,742,767)	(1,882,353)
Total liabilities and stockholders' equity		1,503,503,484	1,427,084,224

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	69

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Income related to financial operations		68,465,950	147,494,988	160,212,631
Loan, lease and other credit operations		36,673,728	74,721,149	78,456,495
Securities and derivative financial instruments		21,259,779	49,700,617	53,487,387
Financial income related to insurance, pension plan and capitalization operations	11c	7,095,747	15,277,709	18,656,281
Foreign exchange operations		114,793	644,682	2,695,963
Compulsory deposits		3,321,903	7,150,831	6,916,505
Expenses related to financial operations		(36,629,753)	(82,570,681)	(85,878,777)
Money market		(27,182,874)	(62,340,486)	(72,159,878)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(7,073,052)	(14,918,112)	(17,789,954)
Borrowing and onlending	10e	(2,373,827)	(5,312,083)	4,071,055
Income related to financial operations before loan and losses		31,836,197	64,924,307	74,333,854
Result of allowance for loan losses	8	(6,466,596)	(15,048,252)	(21,582,437)
Expenses for allowance for loan losses		(8,263,909)	(18,749,556)	(25,325,119)
Income related to recovery of credits written off as loss		1,797,313	3,701,304	3,742,682
Gross income related to financial operations		25,369,601	49,876,055	52,751,417
Other operating revenues (expenses)		(9,495,851)	(16,970,081)	(16,914,343)
Banking service fees	13d	12,340,423	23,892,445	22,607,420
Income related to bank charges	13e	6,165,237	11,909,748	10,620,779
Result from insurance, pension plan and capitalization operations	11c	2,302,233	4,018,032	4,031,682
Personnel expenses	13f	(11,569,229)	(22,350,923)	(21,420,469)
Other administrative expenses	13g	(9,551,123)	(18,479,728)	(18,073,695)
Tax expenses	4p and 14a II	(3,603,590)	(7,035,918)	(7,977,872)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	338,547	626,993	567,061
Other operating revenues	13h	630,668	1,177,256	804,738
Other operating expenses	13i	(6,549,017)	(10,727,986)	(8,073,987)
Operating income		15,873,750	32,905,974	35,837,074
Non-operating income		163,508	(14,990)	121,398
Income before taxes on income and profit sharing		16,037,258	32,890,984	35,958,472
Income tax and social contribution	4p and 14a I	(4,339,517)	(8,868,899)	(14,210,055)
Due on operations for the period		(1,836,196)	(5,157,616)	(4,502,698)
Related to temporary differences		(2,503,321)	(3,711,283)	(9,707,357)
Profit sharing – Management Members - Statutory		(145,699)	(243,584)	(250,530)
Non-controlling interests	16f	346,054	186,050	141,238
Net income		11,898,096	23,964,551	21,639,125
Weighted average of the number of outstanding shares	16a		6,503,910,030	6,522,956,804
Net income per share – R$			3.68	3.32
Book value per share - R$ (outstanding at 12/31)			19.63	17.75

Supplementary information

Exclusion of non recurring effects	2a and 22k		914,342	582,824
Net income without non recurring effects			24,878,893	22,221,949
Net income per share – R$			3.83	3.41

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	70

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Adjusted net income		31,089,273	68,571,143	92,332,680
Net income		11,898,096	23,964,551	21,639,125
Adjustments to net income:		19,191,176	44,606,592	70,693,555
Granted options recognized and share-based payment – variable compensation		293,502	80,675	68,841
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(1,013,543)	1,648,677	(1,751,589)
Effects of changes in exchange rates on cash and cash equivalents		(178,681)	687,494	17,940,515
Allowance for loan losses	8c	8,263,909	18,749,556	25,325,119
Interest and foreign exchange expenses related to operations with subordinated debt		2,015,927	4,713,628	942,033
Financial expenses on technical provisions for pension plan and capitalization		7,073,052	14,918,112	17,789,954
Depreciation and amortization	15b	1,927,380	3,790,045	2,979,033
Interest expenses related to provision for contingent and legal liabilities	12b	563,902	1,325,501	1,608,514
Provision for contingent and legal liabilities	12b	1,922,743	3,641,812	4,247,403
Interest income related to escrow deposits	12b	(170,461)	(344,667)	(383,120)
Deferred taxes (excluding hedge tax effects)		2,979,101	5,408,702	3,166,928
Equity in earnings of affiliates, jointly controlled entities and other investments	15a ll and III	(338,547)	(626,993)	(567,061)
Interest and foreign exchange income related to available-for-sale securities		(4,369,253)	(8,946,157)	(1,719,142)
Interest and foreign exchange income related to held-to-maturity securities		1,033,906	316,433	(184,813)
(Gain) loss on sale of available-for-sale financial assets	7i	(132,395)	(389,584)	218,452
(Gain) loss on sale of investments		(199,047)	(197,750)	(27,514)
(Gain) loss on sale of foreclosed assets		170,162	407,755	122,704
(Gain) loss on sale of fixed assets		(87,479)	(93,286)	(16,307)
Non-controlling interests		(346,054)	(186,050)	(141,238)
Other		(216,948)	(297,311)	1,074,843
Change in assets and liabilities		(14,653,811)	(69,533,320)	(50,133,353)
(Increase) decrease in assets		(39,964,461)	(107,212,124)	(5,073,114)
Interbank investments		24,563,326	(10,191,970)	7,676,128
Securities and derivative financial instruments (assets / liabilities)		(39,325,339)	(59,424,918)	(29,142,459)
Compulsory deposits with the Central Bank of Brazil		(10,229,896)	(13,136,479)	(19,144,463)
Interbank and interbranch accounts (assets / liabilities)		1,790,096	454,030	1,214,695
Loan, lease and other credit operations		(19,534,638)	(20,895,805)	35,565,638
Other receivables and other assets		4,219,092	1,237,512	(2,395,978)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,447,102)	(5,254,494)	1,153,325
(Decrease) increase in liabilities		25,310,649	37,678,804	(45,060,238)
Deposits		45,633,449	68,546,847	(31,543,526)
Deposits received under securities repurchase agreements		(15,212,980)	(42,127,831)	11,031,507
Funds for issuance of securities		(1,345,826)	13,019,459	5,959,194
Borrowing and onlending		(6,154,526)	(12,238,198)	(35,385,918)
Technical provision for insurance, pension plan and capitalization		6,919,463	12,266,587	6,875,385
Collection and payment of taxes and contributions		(3,673,098)	28,161	38,517
Other liabilities		432,570	2,315,066	4,340,746
Deferred income		251,509	386,482	47,219
Payment of income tax and social contribution		(1,539,912)	(4,517,769)	(6,423,362)
Net cash provided by (used in) operating activities		16,435,462	(962,177)	42,199,328
Interest on capital / dividends received from affiliated companies		151,634	489,119	323,996
Funds received from sale of available-for-sale securities		7,191,004	18,640,009	19,643,383
Funds received from redemption of held-to-maturity securities		1,809,045	4,025,144	3,472,970
Disposal of assets not for own use		(70,995)	(139,800)	235,305
Disposal of investments		416,779	415,556	28,952
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2c	-	-	5,869,160
Cash and cash equivalents, net assets and liabilities from Recovery acquisition	2c	-	-	(713,914)
Cash and cash equivalents, net assets and liabilities from Citibank acquisition	2c	(244,557)	(244,557)	-
Sale of fixed assets		176,855	205,622	111,376
Termination of intangible asset agreements		7,389	25,718	11,328
Purchase of available-for-sale securities		(14,653,339)	(21,369,048)	(16,891,427)
Purchase of held-to-maturity securities		(310,702)	(406,282)	(1,598,607)
Purchase of investments	2c	(784,423)	(785,725)	(428,169)
Disposal (Purchase) of fixed assets	15b	(500,542)	(877,327)	(801,895)
Disposal (Purchase) of intangible assets	15b	(1,366,601)	(1,922,073)	(1,431,098)
Net cash provided by (used in) investment activities		(8,178,453)	(1,943,644)	7,831,360
Increase in subordinated debt		4,135,000	4,135,000	-
Decrease in subordinated debt		(5,559,262)	(13,572,828)	(14,170,289)
Change in non-controlling interests	16f	751,624	921,013	(1,081,282)
Granting of stock options		544,646	1,114,391	731,719
Purchase of treasury shares		(1,807,372)	(3,089,464)	(947,409)
Dividends and interest on capital paid to non-controlling interests		(195,387)	(346,181)	(93,453)
Dividends and interest on capital paid		(2,814,584)	(10,381,751)	(7,672,530)
Net cash provided by (used in) financing activities		(4,945,335)	(21,219,820)	(23,233,244)

Net increase (decrease) in cash and cash equivalents		3,311,674	(24,125,641)	26,797,444

Cash and cash equivalents at the beginning of the period		67,744,998	96,048,488	87,191,559
Effects of changes in exchange rates on cash and cash equivalents		178,681	(687,494)	(17,940,515)
Cash and cash equivalents at the end of the period	4a and 5	71,235,353	71,235,353	96,048,488

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	71

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to		01/01 to
	Note	2017	12/31/2017		12/31/2016
Income		83,601,423	173,429,227		176,816,211
Financial operations		68,465,950	147,494,988		160,212,631
Banking services		18,505,660	35,802,193		33,228,199
Result from insurance, pension plan and capitalization operations		2,302,233	4,018,032		4,031,682
Result from loan losses	8	(6,466,596)	(15,048,252)		(21,582,437)
Other		794,176	1,162,266		926,136
Expenses		(43,178,770)	(93,298,667)		(93,952,764)
Financial operations		(36,629,753)	(82,570,681)		(85,878,777)
Other		(6,549,017)	(10,727,986)		(8,073,987)
Inputs purchased from third parties		(7,643,097)	(14,730,480)		(14,393,527)
Materials, energy and others	13g	(194,174)	(349,974)		(313,495)
Third-party services	13g	(2,140,926)	(4,197,480)		(4,395,246)
Other		(5,307,997)	(10,183,026)		(9,684,786)
Data processing and telecommunications	13g	(2,139,752)	(4,151,826)		(3,966,513)
Advertising, promotions and publication	13g	(587,581)	(1,095,420)		(973,199)
Installations		(881,262)	(1,665,070)		(1,587,512)
Transportation	13g	(172,053)	(338,679)		(391,338)
Security	13g	(359,418)	(723,148)		(716,094)
Travel expenses	13g	(116,476)	(213,704)		(197,998)
Other		(1,051,455)	(1,995,179)		(1,852,132)
Gross added value		32,779,556	65,400,080		68,469,920
Depreciation and amortization	13g	(1,185,833)	(2,282,514)		(2,202,318)
Net added value produced by the company		31,593,723	63,117,566		66,267,602
Added value received through transfer	15a II and lll	338,547	626,993		567,061
Total added value to be distributed		31,932,270	63,744,559		66,834,663
Distribution of added value		31,932,270	63,744,559		66,834,663
Personnel		10,494,451	20,243,342	31.8%	19,632,383	29.4%
Compensation		8,194,307	15,751,809	24.7%	15,973,503	23.9%
Benefits		1,874,484	3,641,185	5.7%	2,833,125	4.2%
FGTS – government severance pay fund		425,660	850,348	1.3%	825,755	1.2%
Taxes, fees and contributions		9,163,584	18,255,982	28.6%	24,226,543	36.2%
Federal		8,247,443	16,742,580	26.3%	23,016,649	34.4%
State		1,076	2,155	0.0%	34,622	0.1%
Municipal		915,065	1,511,247	2.4%	1,175,272	1.8%
Return on third parties’ assets - Rent		722,193	1,466,734	2.3%	1,477,850	2.2%
Return on own assets		11,552,042	23,778,501	37.3%	21,497,887	32.2%
Dividends and interest on capital		13,725,510	19,200,473	8.7%	11,573,623	9.8%
Retained earnings (loss) for the period		(1,827,414)	4,764,078	28.9%	10,065,502	22.6%
Minority interest in retained earnings		(346,054)	(186,050)	-0.3%	(141,238)	-0.2%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	72

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	12/31/2017	12/31/2016
Current assets		28,621,142	12,443,774
Cash and cash equivalents		625,811	797,340
Interbank investments	4b and 6	3,590,114	3,687,924
Money market		117,255	3,687,924
Interbank deposits		3,472,859	-
Securities and derivative financial instruments	4c, 4d and 7	20,594,801	4,819
Own portfolio		20,594,801	-
Pledged in guarantee		-	4,819
Other receivables		3,788,901	7,947,307
Income receivable	15a I	2,056,122	4,455,125
Deferred tax assets	14b I	102,150	52,930
Escrow deposits - Civil, Labor, Tax and Social lawsuits		94	367
Sundry	13a	1,630,535	3,438,885
Other assets – prepaid expenses	4g	21,515	6,384
Long term receivables		81,033,743	66,033,575
Interbank investments – interbank deposits	4b and 6	79,093,407	64,722,877
Securities and derivative financial instruments	4c, 4d and 7	407,564	3,094
Own portfolio		2,297	1,443
Derivative Financial Instruments		405,267	1,651
Other receivables		1,532,772	1,307,604
Deferred tax assets	14b I	258,468	167,496
Escrow deposits - Civil, Labor, Tax and Social lawsuits		16,906	17,905
Sundry	13a	1,257,398	1,122,203
Permanent assets		82,733,174	89,544,381
Investments - Investments in subsidiaries	4h and 15a I	82,733,127	89,544,336
Real estate in use	4i	47	45
Total assets		192,388,059	168,021,730
Liabilities

Current liabilities		27,003,550	16,534,345
Deposits - interbank deposits	4b and 10b	16,575,549	13,111,244
Funds from acceptance and issuance of securities	4b and 10d	3,481,671	-
Derivative Financial Instruments	4d and 7g	4,915,168	-
Other liabilities		2,031,162	3,423,101
Social and statutory	16b II	1,882,767	2,842,047
Tax and social security contributions	4n, 4p and 14c	130,783	175,909
Subordinated debt	10f	-	354,914
Provisions for contingent liabilities		-	2,895
Sundry		17,612	47,336
Long term liabilities		36,876,569	32,920,900
Deposits - Interbank deposits	4b and 10b	6,343,296	-
Funds from acceptance and issuance of securities	4b and 10d	19,718	3,431,074
Derivative Financial Instruments	4d and 7g	169	3,775,838
Other liabilities		30,513,386	25,713,988
Tax and social security contributions	4n, 4p and 14c	44,496	156,684
Subordinated debt	10f	26,105,059	25,348,101
Provisions for contingent liabilities		195,479	188,623
Debt instruments eligible as capital	10f	4,148,367	-
Sundry		19,985	20,580
Stockholders' equity	16	128,507,940	118,566,485
Capital		97,148,000	97,148,000
Capital reserves		1,733,611	1,589,343
Revenue reserves		33,806,424	24,687,292
Asset valuation adjustment	4c and 4d	(1,437,328)	(2,975,797)
(Treasury shares)		(2,742,767)	(1,882,353)
Total liabilities and stockholders' equity		192,388,059	168,021,730

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	73

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Income related to financial operations		3,024,272	5,465,130	2,722,510
Securities and derivative financial instruments		3,024,272	5,465,130	2,722,510
Expenses related to financial operations		(1,484,447)	(2,676,948)	493,656
Money market	10d	(1,484,447)	(2,676,948)	493,656
Gross income related to financial operations		1,539,825	2,788,182	3,216,166
Other operating revenues (expenses)		10,061,012	18,098,700	15,382,700
Personnel expenses		(78,796)	(161,445)	(132,549)
Other administrative expenses		(77,137)	(118,710)	(56,118)
Tax expenses	14a II	(187,959)	(374,759)	(386,819)
Equity in earnings of subsidiaries	15a I	10,432,777	18,805,000	16,058,825
Other operating revenues (expenses)		(27,873)	(51,386)	(100,639)
Operating income		11,600,837	20,886,882	18,598,866
Non-operating income		8,912	24,727	21,288
Income before taxes on income and profit sharing		11,609,749	20,911,609	18,620,154
Income tax and social contribution	4p	(1,228,031)	231,124	252,555
Due on operations for the period		(36,869)	29,322	212,776
Related to temporary differences		(1,191,162)	201,802	39,779
Profit sharing – Management Members - Statutory		(16,368)	(34,267)	(19,514)
Net income		10,365,350	21,108,466	18,853,195
Weighted average of the number of outstanding shares	16a		6,503,910,030	6,522,956,804
Net income per share – R$			3.25	2.89
Book value per share - R$ (outstanding at 12/31)			19.88	18.21

Supplementary information

Exclusion of non recurring effects	2a and 22k		914,342	582,824
Net income without non recurring effects			22,022,808	19,436,018
Net income per share – R$			3.39	2.98

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	74

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment	Retained earnings	(Treasury shares)	Total
Balance at 07/01/2017	97,148,000	1,352,881	27,263,502	(2,514,060)	-	(2,571,065)	120,679,258
Purchase of treasury shares	-	-	-	-	-	(1,807,372)	(1,807,372)
Granting of stock options	-	87,228	-	-	-	457,418	544,646
Granting of options recognized	-	142,765	-	-	-	-	142,765
Share-based payment – variable compensation	-	150,737	-	-	-	-	150,737
Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	-	-	(1,178,252)	-	-	1,178,252	-
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	584,277	-	-	584,277
Remeasurements in liabilities of post-employment benefits	-	-	-	55,625	-	-	55,625
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	436,830	-	-	436,830
Net income	-	-	-	-	10,365,350	-	10,365,350
Appropriations:
Legal reserve	-	-	518,267	-	(518,267)	-	-
Statutory reserves	-	-	(3,886,750)	-	3,886,750	-	-
Dividends and interest on capital	-	-	11,089,657	-	(13,733,833)	-	(2,644,176)
Balance at 12/31/2017	97,148,000	1,733,611	33,806,424	(1,437,328)	-	(2,742,767)	128,507,940
Changes in the period	-	380,730	6,542,922	1,076,732	-	(171,702)	7,828,682
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(947,409)	(947,409)
Granting of stock options	-	(16,717)	-	-	-	748,436	731,719
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	55,657	-	-	-	-	55,657
Share-based payment – variable compensation	-	13,184	-	-	-	-	13,184
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(999,975)	-	-	(999,975)
Remeasurements in liabilities of post-employment benefits	-	-	-	(599,936)	-	-	(599,936)
Net income	-	-	-	-	18,853,195	-	18,853,195
Appropriations:
Legal reserve	-	-	942,660	-	(942,660)	-	-
Statutory reserves	-	-	6,336,912	-	(6,336,912)	-	-
Dividends and interest on capital	-	-	5,049,947	-	(11,573,623)	-	(6,523,676)
Balance at 12/31/2016	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Changes in the period	12,000,000	52,124	(5,037,597)	(1,599,911)	-	2,471,027	7,885,643
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(3,089,464)	(3,089,464)
Granting of stock options	-	63,593	-	-	-	1,050,798	1,114,391
Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	-	-	(1,178,252)	-	-	1,178,252	-
Granting of options recognized	-	96,509	-	-	-	-	96,509
Share-based payment – variable compensation	-	(15,834)	-	-	-	-	(15,834)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	700,830	-	-	700,830
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,231)	-	-	(11,231)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	848,870	-	-	848,870
Net income	-	-	-	-	21,108,466	-	21,108,466
Appropriations:
Legal reserve	-	-	1,055,423	-	(1,055,423)	-	-
Statutory reserves	-	-	631,668	-	(631,668)	-	-
Dividends and interest on capital	-	-	13,657,985	-	(19,200,473)	-	(5,542,488)
Balance at 12/31/2017	97,148,000	1,733,611	33,806,424	(1,437,328)	-	(2,742,767)	128,507,940
Changes in the period	-	144,268	9,119,132	1,538,469	-	(860,414)	9,941,455

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	75

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Adjusted net income		2,686,719	4,598,056	(733,035)
Net income		10,365,350	21,108,466	18,853,195
Adjustments to net income:		(7,678,631)	(16,510,410)	(19,586,230)

Granted options recognized and share-based payment – variable compensation		293,502	80,675	68,841
Interest and foreign exchange expense related to operations with subordinated debt		734,146	1,861,079	(3,636,725)
Deferred taxes		1,191,164	(201,802)	(39,779)
Equity in earnings of subsidiaries	15a I	(10,432,777)	(18,805,000)	(16,058,825)
Amortization of goodwill		25,747	51,494	91,613
Effects of changes in exchange rates on cash and cash equivalents		509,578	503,128	(11,371)
Other		9	16	16
Change in assets and liabilities		(21,355,410)	(23,116,782)	9,335,610
(Increase) decrease in interbank investments		(13,550,272)	(17,843,389)	11,362,713
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(16,088,324)	(19,854,953)	4,088,127
(Increase) decrease in other receivables and other assets		(4,887,994)	2,378,613	(2,736,764)
Increase (decrease) in deposits		9,651,696	9,807,601	(2,200,430)
(Decrease) increase in other liabilities		3,519,484	2,356,252	(1,201,520)
Payment of income tax and social contribution		-	39,094	23,484
Net cash provided by (used in) operating activities		(18,668,691)	(18,518,726)	8,602,575
Interest on capital / dividends received		23,382,983	28,608,438	9,112,869
(Purchase) sale of investments		(26)	416,780	(9,816,742)
(Purchase) sale of fixed assets		(18)	(18)	(29)
Net cash provided by (used in) investment activities		23,382,939	29,025,200	(703,902)
Decrease in subordinated debt		(729,474)	(1,459,035)	(1,437,467)
(Decrease) increase in funds for issuance of securities		(29,607)	70,315	(679,374)
Granting of stock options		544,646	1,114,391	731,719
Purchase of treasury shares		(1,807,372)	(3,089,464)	(947,409)
Dividends and interest on capital paid		(2,814,583)	(10,381,751)	(7,672,530)
Net cash provided by (used in) financing activities		(4,836,390)	(13,745,544)	(10,005,061)

Net increase (decrease) in cash and cash equivalents		(122,142)	(3,239,070)	(2,106,388)

Cash and cash equivalents at the beginning of the period		1,374,786	4,485,264	6,580,281
Effects of changes in exchange rates on cash and cash equivalents		(509,578)	(503,128)	11,371
Cash and cash equivalents at the end of the period	4a and 5	743,066	743,066	4,485,264

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	76

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Income		1,844,769	5,783,199	3,106,961
Financial operations		3,024,271	5,465,130	2,722,510
Other		(1,179,502)	318,069	384,451
Expenses		(1,516,066)	(2,734,485)	391,576
Financial operations		(1,484,447)	(2,676,948)	493,656
Other		(31,619)	(57,537)	(102,080)
Inputs purchased from third parties		(76,793)	(117,990)	(55,473)
Third-party services		(22,544)	(38,781)	(36,677)
Advertising, promotions and publication		(3,855)	(19,077)	(10,450)
Expenses for financial system services		(39,588)	(42,912)	(5,816)
Insurance		(21)	(21)	(8)
Other		(10,785)	(17,199)	(2,522)
Gross added value		251,910	2,930,724	3,443,064
Deprecitation and amortization		(25,756)	(51,511)	(91,629)
Net added value produced by the company		226,154	2,879,213	3,351,435
Added value received through transfer	15a I	10,432,777	18,805,000	16,058,825
Equity income		10,432,777	18,805,000	16,058,825
Total added value to be distributed		10,658,931	21,684,213	19,410,260
Distribution of added value		10,658,931	21,684,213	19,410,260
Personnel		83,594	165,867	138,454
Compensation		82,245	163,068	135,632
Benefits		1,177	2,443	2,471
FGTS – government severance pay fund		172	356	351
Taxes, fees and contributions		209,642	409,160	417,966
Federal		209,538	409,013	417,924
Municipal		104	147	42
Return on third parties’ assets - rent		345	720	645
Return on own assets		10,365,350	21,108,466	18,853,195
Dividends and interest on capital		13,725,510	19,200,473	11,573,623
Retained earnings (loss) for the period		(3,360,160)	1,907,993	7,279,572

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	77

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to December 31, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	78

Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED began presenting a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682, of December 21, 1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular nº. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1st, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	79

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

					Interest in voting		Interest in total
			Country of		capital at		capital at
		Functional currency	Incorporation	Activity	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(*)			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	36.06%	35.71%	36.06%	35.71%

(*)	New company name of Itaú BMG Seguradora S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	80

c)	Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;

ii.	Acquisition of securities brokerage on December 1st, 2017;

iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (ITAÚ BMG CONSIGNADO), corresponding to BMG’s total interest in ITAÚ BMG CONSIGNADO, for the amount of R$ 1,460,406, and now holds 100% of ITAÚ BMG CONSIGNADO.

ITAÚ UNIBANCO and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of ITAÚ BMG CONSIGNADO and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of ITAÚ BMG CONSIGNADO) is controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (REDE), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (CONECTCAR) for the amount of R$ 170 million.

CONECTCAR, located in Barueri - São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of CONECTCAR’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	81

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to the total interest of the parties in RECOVERY, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, RECOVERY is a market leader in the management of overdue receivables portfolio. RECOVERY’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of RECOVERY´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

CORPBANCA is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CORPBANCA and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

I.	Increase in BIC’s capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

II.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for CORP GROUP.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	82

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
CORP GROUP	33.13%
Other non-controlling stockholders	33.29%

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of ITAÚ CORPBANCA, on which CORP GROUP has the right of veto, the members of the board of directors appointed by CORP GROUP should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in ITAÚ CORPBANCA was R$ 10,517,487, based on the quotation of CORPBANCA’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 15b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of ITAÚ CORPBANCA resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

04/01/2016

Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	83

Contingent liabilities have not been recorded due to the acquisition.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and

•	On September 15, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%.

The possibility of these acquisitions were set forth in ITAÚ CORPBANCA shareholders agreement, entered into between ITAÚ UNIBANCO HOLDING CONSOLIDATED and CORP GROUP and affiliated companies on April 1st, 2016.

MaxiPago Serviços de Internet Ltda.

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary REDE entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet Ltda. (MAXIPAGO), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that REDE became the holder of 43,510 common shares, representing 75% of total voting capital of MAXIPAGO.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=) Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary REDE, increased the capital of MAXIPAGO by 21.98% and acquired additional interest ownership of 3.02%, for of R$ 2,000, and now holds 100% of MAXIPAGO’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	84

Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (*)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(*) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	85

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	12/31/2017	12/31/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	126,923,600	115,590,426
Non-controlling interests	11,942,502	11,568,390
Changes in Subsidiaries´ Interests in Capital Transactions	1,481,888	2,776,121
Consolidated stockholders’ equity (BACEN)	140,347,990	129,934,937
Common Equity Tier I prudential adjustments	(17,951,725)	(14,526,992)
Common Equity Tier I	122,396,265	115,407,945
Additional Tier I Prudential Adjustments	57,062	532,392
Additional Tier I Capital	57,062	532,392
Tier I (Common Equity Tier I + Additional Tier I Capital)	122,453,327	115,940,337
Instruments Eligible to Comprise Tier II	19,722,563	23,488,432
Tier II prudential adjustments	76,083	48,507
Tier II	19,798,646	23,536,939
Reference Equity (Tier I + Tier II)	142,251,973	139,477,276

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	86

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

Risk exposures	12/31/2017	12/31/2016
Exposure Weighted by Credit Risk (RWACPAD)	660,516,354	669,284,247
a) Per Weighting Factor (FPR):
FPR at 2%	92,010	105,577
FPR at 20%	7,673,779	8,011,339
FPR at 35%	15,900,495	12,056,104
FPR at 50%	42,896,233	44,250,940
FPR at 75%	145,376,381	142,193,646
FPR at 85%	75,672,552	82,494,126
FPR at 100%	320,975,708	325,889,852
FPR at 250%	34,052,500	33,213,428
FPR at 300%	3,906,261	7,356,695
FPR up to 1250%(*)	2,095,611	1,607,958
Derivatives - Changes in the Counterparty Credit Quality	6,417,363	6,167,814
Derivatives – Future potential gain	5,457,462	5,936,767
b) Per Type:	660,516,354	669,284,247
Securities	45,629,423	45,740,665
Loan operations – Retail	114,141,186	114,481,468
Loan operations – Non-retail	240,814,547	247,910,726
Joint Liabilities - Retail	172,251	205,149
Joint Liabilities - Non-Retail	45,405,251	47,107,743
Loan commitments – Retail	31,057,682	27,504,191
Loan commitments – Non-retail	9,017,086	10,234,492
Other exposures	174,278,929	176,099,813

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	12/31/2017(1)	12/31/2016(2)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	32,892,766	26,811,072
Operations subject to interest rate variation	31,076,008	24,918,995
Fixed rate denominated in reais	6,118,736	4,952,015
Foreign exchange coupons	17,153,167	15,496,581
Price index coupon	7,804,105	4,470,396
Interest rate coupon	1	3
Operations subject to commodity price variation	361,109	353,313
Operations subject to stock price variation	239,091	400,755
Operations subject to risk exposures in gold, foreign currency and foreign	1,216,558	1,138,009
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	26,314,213	24,129,965
Market Risk Weighted Assets calculated based on internal methodology (b)	32,914,851	19,798,552
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	-	(2,681,107)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	32,914,851	24,129,965

(1)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At December 31, 2017, RWAMINT totaled R$ 32,914,851, which corresponds to capital calculated at internal models, higher than the 80% of RWAMPAD, which totaled R$ 26,314,213.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	87

	12/31/2017	12/31/2016
Operational Risk-Weighted Assets (RWAOPAD)	63,276,519	37,826,292
Retail	11,870,427	10,886,992
Commercial	24,857,050	24,166,481
Corporate finance	2,663,324	2,788,550
Negotiation and sales	7,433,500	(11,025,674)
Payments and settlements	7,532,335	3,417,572
Financial agent services	3,892,102	3,471,283
Asset management	5,009,943	4,109,048
Retail brokerage	17,838	12,038

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2017	12/31/2016
Tier I	122,453,327	115,940,337
Common Equity Tier I	122,396,265	115,407,945
Additional Tier I Capital	57,062	532,392
Tier II	19,798,646	23,536,939
Deductions	-	-
Reference Equity	142,251,973	139,477,276
Minimum Referential Equity Required	69,995,465	72,210,000
Surplus Capital in relation to the Minimum Referential Equity Required	72,256,508	67,267,276
Additional Common Equity Tier I Required (ACPRequired)	11,350,616	4,570,253
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,469,835	2,264,123

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2017	12/31/2016
Basel Ratio	18.8%	19.1%
Tier I	16.2%	15.9%
Common Equity Tier I	16.2%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.6%	3.2%
Fixed Asset Ratio	23.9%	25.4%
Surplus Capital in Relation to Fixed Assets	37,101,323	34,297,512

f)	Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income.

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•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution nº. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution nº. 4,534, of November 24, 2016. It is composed of:
(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law nº. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;
(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and
(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated pro rata die, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution nº. 3,823 of December 16, 2009, and BACEN Circular Letter nº. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

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Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%;
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I -	Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CMN Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period;
•	For those with functional currency different to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II -	Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING CONSOLIDATED for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

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Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2017	12/31/2016
Cash and cash equivalents	18,749,350	18,541,972
Interbank deposits	15,325,989	13,358,010
Securities purchased under agreements to resell – Funded position	37,160,014	64,148,506
Total	71,235,353	96,048,488

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2017	12/31/2016
Cash and cash equivalents	625,811	797,340
Securities purchased under agreements to resell – Funded position	117,255	3,687,924
Total	743,066	4,485,264

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Note 6 - Interbank investments

	12/31/2017						12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	38,222,056	200,528,208	2,218	195,861	238,948,343	88.0	259,850,836	90.9
Funded position (1)	7,050,474	35,248,271	2,218	195,861	42,496,824	15.7	81,780,868	28.6
Financed position	29,050,600	129,853,208	-	-	158,903,808	58.5	140,302,847	49.1
With free movement	28,024,796	29,150,330	-	-	57,175,126	21.1	24,710,346	8.6
Without free movement	1,025,804	100,702,878	-	-	101,728,682	37.4	115,592,501	40.5
Short position	2,120,982	35,426,729	-	-	37,547,711	13.8	37,767,121	13.2
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	2,961,533	295,793	-	-	3,257,326	1.2	3,497,198	1.2
Interbank deposits (2)	21,643,847	3,509,303	2,882,441	1,012,886	29,048,477	10.8	22,690,342	7.9
Total	62,827,436	204,333,304	2,884,659	1,208,747	271,254,146	100.0	286,038,376	100.0
% per maturity term	23.2	75.3	1.1	0.4	100.0
Total – 12/31/2016	213,106,859	67,855,488	3,575,842	1,500,187	286,038,376
% per maturity term	74.5	23.7	1.3	0.5	100.0
(1)	Includes R$ 3,663,907 (R$ 4,328,865 at 12/31/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);
(2)	Includes R$ 6,689,341 related to Compulsory Deposits with Central Banks of other countries.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 117,255 (R$ 3,687,924 at 12/31/2016), Interbank deposits with maturity of 31 to 180 days amounting to R$ 3,472,859 and over 365 days amounting to R$ 79,093,407 (R$ 64,722,877 at 12/31/2016).

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Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2017											12/31/2016
		Adjustment to market value
		reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

Government securities - domestic	161,850,455	516,522	1,175,863	163,542,840	36.7	13,578,052	2,979,060	3,430,271	15,260,335	14,122,446	114,172,676	127,212,235
Financial treasury bills	42,219,084	6,696	(113)	42,225,667	9.5	-	2,956,622	-	1,170,468	962,433	37,136,144	31,799,929
National treasury bills	45,478,719	59,346	262,001	45,800,066	10.3	10,920,710	-	2,207,817	6,304,532	7,739,852	18,627,155	18,159,198
National treasury notes	47,584,909	312,430	581,794	48,479,133	10.9	2,644,870	16,910	19,273	7,768,209	2,488,205	35,541,666	44,399,872
National treasury/securitization	197,416	(220)	22,457	219,653	0.0	-	89	13	161	227	219,163	229,284
Brazilian external debt bonds	26,370,327	138,270	309,724	26,818,321	6.0	12,472	5,439	1,203,168	16,965	2,931,729	22,648,548	32,623,952
Government securities - abroad	28,882,488	33,197	(117,440)	28,798,245	6.4	2,966,727	1,610,683	2,611,354	6,795,147	4,132,756	10,681,578	18,664,428
Argentina	1,445,600	20,188	-	1,465,788	0.3	1,119,420	106,750	41,574	137,607	4,639	55,798	653,038
Chile	9,765,360	873	(3,936)	9,762,297	2.2	148,429	427,992	-	1,153,481	114,741	7,917,654	5,971,132
Colombia	5,844,198	12,285	30,355	5,886,838	1.3	99,434	-	528,156	1,270,852	2,009,584	1,978,812	4,351,179
Korea	1,943,924	-	-	1,943,924	0.4	-	-	500,191	1,443,733	-	-	2,672,676
Denmark	1,950,784	-	-	1,950,784	0.4	955,547	-	502,719	492,518	-	-	818,891
Spain	2,937,143	-	1	2,937,144	0.7	245,489	162,418	-	1,534,944	994,293	-	922,918
United States	1,684,046	(5)	(17,960)	1,666,081	0.4	-	296,461	257,001	263,958	462,892	385,769	1,505,429
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	101,402
Mexico	564,375	(31)	(15,108)	549,236	0.1	-	163,396	380,564	-	-	5,276	5,257
Paraguay	1,921,430	-	(114,854)	1,806,576	0.4	206,763	284,412	176,101	417,612	532,069	189,619	1,199,665
Uruguay	823,703	(136)	4,070	827,637	0.2	191,645	169,254	225,048	80,442	14,509	146,739	455,098
Other	1,925	23	(8)	1,940	0.0	-	-	-	-	29	1,911	7,743
Corporate securities	62,364,332	(127,767)	(685,978)	61,550,587	13.8	7,304,982	3,773,932	3,135,492	3,939,012	7,212,677	36,184,492	64,539,050
Shares	3,036,379	(205,775)	286,582	3,117,186	0.7	3,117,186	-	-	-	-	-	2,399,724
Rural product note	2,858,205	-	(29,785)	2,828,420	0.6	15,621	47,948	182,130	393,014	236,227	1,953,480	1,424,946
Bank deposit certificates	833,780	16	(42)	833,754	0.3	305,370	184,319	231,628	82,227	13,536	16,674	3,122,820
Securitized real estate loans	14,650,806	(1,045)	18,673	14,668,434	3.3	-	4,910	50,013	121,009	517,942	13,974,560	16,582,079
Fund quotas	3,149,225	831	10	3,150,066	0.7	3,150,066	-	-	-	-	-	864,129
Credit rights	196,944	-	-	196,944	0.0	196,944	-	-	-	-	-	88
Fixed income	1,231,399	2,476	10	1,233,885	0.3	1,233,885	-	-	-	-	-	704,418
Variable income	1,720,882	(1,645)	-	1,719,237	0.4	1,719,237	-	-	-	-	-	159,623
Debentures	23,722,141	77,115	(990,628)	22,808,628	5.1	101,024	303,180	604,942	605,165	3,971,413	17,222,904	22,592,014
Eurobonds and others	6,192,372	1,347	25,011	6,218,730	1.4	332,446	454,838	891,944	1,041,895	1,300,363	2,197,244	8,395,327
Financial bills	3,684,559	(117)	222	3,684,664	0.8	83,137	625,626	667,393	1,333,598	622,084	352,826	5,853,824
Promissory notes	3,246,331	-	(2,398)	3,243,933	0.7	-	2,088,965	398,601	162,780	549,579	44,008	2,173,593
Other	990,534	(139)	6,377	996,772	0.2	200,132	64,146	108,841	199,324	1,533	422,796	1,130,594
PGBL / VGBL fund quotas (1)	169,177,514	-	-	169,177,514	38.0	169,177,514	-	-	-	-	-	142,080,715
Subtotal - securities	422,274,789	421,952	372,445	423,069,186	94.9	193,027,275	8,363,675	9,177,117	25,994,494	25,467,879	161,038,746	352,496,428
Trading securities	285,466,243	421,952	-	285,888,195	64.1	180,198,687	3,371,565	4,795,000	13,456,906	11,158,191	72,907,846	224,657,879
Available-for-sale securities	100,248,604	-	372,445	100,621,049	22.6	3,371,908	4,953,981	4,085,531	12,033,006	12,829,944	63,346,679	87,343,310
Held-to-maturity securities (2)	36,559,942	-	-	36,559,942	8.2	9,456,680	38,129	296,586	504,582	1,479,744	24,784,221	40,495,239
Derivative financial instruments	16,017,042	6,664,292	-	22,681,334	5.1	7,799,974	1,635,998	1,354,234	2,359,125	2,770,116	6,761,887	24,390,295
Total securities and derivative financial instruments	438,291,831	7,086,244	372,445	445,750,520	100.0	200,827,249	9,999,673	10,531,351	28,353,619	28,237,995	167,800,633	376,886,723

Derivative financial instruments (liabilities)	(20,523,308)	(5,929,308)	-	(26,452,616)	100.0	(7,286,502)	(1,114,011)	(1,374,000)	(3,327,590)	(4,889,109)	(8,461,404)	(24,711,326)
(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 11a);
(2)	Unrecorded adjustment to market value in the amount of R$ 1,231,971 (R$ 254,224 at 12/31/2016), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	97

b) Summary by portfolio

	12/31/2017
		Restricted to
						Derivative	Assets guaranteeing
		Repurchase		Pledged		financial	technical provisions
	Own portfolio	agreements	Free portfolio	guarantees (*)	Central Bank	instruments	(Note 11b)	Total
Government securities - domestic	83,185,988	44,008,854	14,373,903	9,033,216	4,084,787	-	8,856,092	163,542,840
Financial treasury bills	31,180,964	2,927,274	-	6,448,633	863,229	-	805,567	42,225,667
National treasury bills	25,246,388	20,553,678	-	-	-	-	-	45,800,066
National treasury notes	14,570,636	20,527,902	-	2,108,512	3,221,558	-	8,050,525	48,479,133
National treasury / Securitization	219,653	-	-	-	-	-	-	219,653
Brazilian external debt bonds	11,968,347	-	14,373,903	476,071	-	-	-	26,818,321
Government securities - abroad	23,494,675	214,974	33,928	5,054,668	-	-	-	28,798,245
Argentina	1,279,578	165,683	-	20,527	-	-	-	1,465,788
Chile	9,739,938	12,337	-	10,022	-	-	-	9,762,297
Colombia	3,754,621	-	33,928	2,098,289	-	-	-	5,886,838
Korea	939,083	-	-	1,004,841	-	-	-	1,943,924
Denmark	1,254,119	-	-	696,665	-	-	-	1,950,784
Spain	1,991,934	-	-	945,210	-	-	-	2,937,144
United States	1,392,804	-	-	273,277	-	-	-	1,666,081
Mexico	549,236	-	-	-	-	-	-	549,236
Paraguay	1,765,005	36,954	-	4,617	-	-	-	1,806,576
Uruguay	826,417	-	-	1,220	-	-	-	827,637
Other	1,940	-	-	-	-	-	-	1,940
Corporate securities	47,835,849	6,386,636	506,380	3,847,373	-	-	2,974,349	61,550,587
Shares	3,117,108	-	-	78	-	-	-	3,117,186
Rural product note	2,828,420	-	-	-	-	-	-	2,828,420
Bank deposit certificates	822,228	-	-	20	-	-	11,506	833,754
Securitized real estate loans	14,668,434	-	-	-	-	-	-	14,668,434
Fund quotas	2,931,431	-	-	103,857	-	-	114,778	3,150,066
Credit rights	196,944	-	-	-	-	-	-	196,944
Fixed income	1,015,250	-	-	103,857	-	-	114,778	1,233,885
Variable income	1,719,237	-	-	-	-	-	-	1,719,237
Debentures	12,152,880	6,386,636	-	3,736,448	-	-	532,664	22,808,628
Eurobonds and other	5,705,380	-	506,380	6,970	-	-	-	6,218,730
Financial bills	1,398,621	-	-	-	-	-	2,286,043	3,684,664
Promissory notes	3,243,933	-	-	-	-	-	-	3,243,933
Other	967,414	-	-	-	-	-	29,358	996,772
PGBL / VGBL fund quotas	-	-	-	-	-	-	169,177,514	169,177,514
Subtotal - securities	154,516,512	50,610,464	14,914,211	17,935,257	4,084,787	-	181,007,955	423,069,186
Trading securities	70,485,653	29,310,267	1,569,697	8,178,371	3,386,777	-	172,957,430	285,888,195
Available-for-sale securities	51,302,896	21,300,197	12,370,328	9,756,881	698,010	-	5,192,737	100,621,049
Held-to-maturity securities	32,727,963	-	974,186	5	-	-	2,857,788	36,559,942
Derivative financial instruments	-	-	-	-	-	22,681,334	-	22,681,334
Total securities and derivative financial instruments (assets)	154,516,512	50,610,464	14,914,211	17,935,257	4,084,787	22,681,334	181,007,955	445,750,520
Total securities and derivative financial instruments (assets) – 12/31/2016	130,686,296	31,042,163	20,283,694	12,699,194	4,454,448	24,390,295	153,330,633	376,886,723

(*) Represent securities deposited with Contingent Liabilities (Note 12d), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	98

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2017										12/31/2016
		Adjustment
		to market
		value (in								Over 720
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Government securities - domestic	101,024,819	516,522	101,541,341	35.6	4,420,943	2,626,289	3,430,231	11,689,935	9,072,553	70,301,390	70,230,073
Financial treasury bills	41,644,718	6,696	41,651,414	14.7	-	2,603,851	-	1,170,468	962,433	36,914,662	30,723,755
National treasury bills	26,764,626	59,346	26,823,972	9.4	1,763,601	-	2,207,817	3,185,729	4,890,977	14,775,848	6,097,007
National treasury notes	27,796,443	312,430	28,108,873	9.8	2,644,870	16,910	19,233	7,316,612	2,174,378	15,936,870	26,891,643
National treasury / Securitization	872	(220)	652	0.0	-	89	13	161	227	162	1,154
Brazilian external debt bonds	4,818,160	138,270	4,956,430	1.7	12,472	5,439	1,203,168	16,965	1,044,538	2,673,848	6,516,514
Government securities - abroad	3,912,008	33,197	3,945,205	1.3	1,210,574	150,470	446,845	721,317	1,065,055	350,944	3,653,169
Argentina	1,445,600	20,188	1,465,788	0.5	1,119,420	106,750	41,574	137,607	4,639	55,798	652,825
Chile	50,462	873	51,335	0.0	1,635	2,157	-	1,479	6,109	39,955	126,873
Colombia	2,080,408	12,285	2,092,693	0.7	-	-	353,509	544,242	954,755	240,187	2,669,494
United States	99,528	(5)	99,523	0.0	-	-	-	-	99,523	-	78,409
Mexico	5,307	(31)	5,276	0.0	-	-	-	-	-	5,276	5,257
Paraguay	6,497	-	6,497	0.0	-	-	-	-	-	6,497	87,910
Uruguay	222,492	(136)	222,356	0.1	89,519	41,563	51,762	37,989	-	1,523	31,579
Other	1,714	23	1,737	0.0	-	-	-	-	29	1,708	822
Corporate securities	11,351,902	(127,767)	11,224,135	3.9	5,389,656	594,806	917,924	1,045,654	1,020,583	2,255,512	8,693,922
Shares	2,643,354	(205,775)	2,437,579	0.9	2,437,579	-	-	-	-	-	1,947,656
Bank deposit certificates	30,633	16	30,649	0.0	-	16	1,331	15,282	-	14,020	482,308
Securitized real estate loans	66,218	(1,045)	65,173	0.0	-	-	-	-	-	65,173	-
Fund quotas	2,848,521	831	2,849,352	1.0	2,849,352	-	-	-	-	-	822,887
Credit rights	196,944	-	196,944	0.1	196,944	-	-	-	-	-	87
Fixed income	930,695	2,476	933,171	0.3	933,171	-	-	-	-	-	663,416
Variable income	1,720,882	(1,645)	1,719,237	0.6	1,719,237	-	-	-	-	-	159,384
Debentures	1,978,318	77,115	2,055,433	0.7	1,038	-	218,592	114,724	428,153	1,292,926	1,409,782
Eurobonds and other	632,764	1,347	634,111	0.2	18,550	725	30,608	34,356	104,277	445,595	662,376
Financial bills	3,065,305	(117)	3,065,188	1.1	83,137	594,065	667,393	881,147	486,620	352,826	3,037,906
Others	86,789	(139)	86,650	0.0	-	-	-	145	1,533	84,972	331,007
PGBL / VGBL fund quotas	169,177,514	-	169,177,514	59.2	169,177,514	-	-	-	-	-	142,080,715
Total	285,466,243	421,952	285,888,195	100.0	180,198,687	3,371,565	4,795,000	13,456,906	11,158,191	72,907,846	224,657,879
% per maturity term					63.0	1.2	1.7	4.7	3.9	25.5
Total – 12/31/2016	224,188,838	469,041	224,657,879	100.0	146,322,645	1,902,368	4,600,436	4,810,970	8,698,169	58,323,291
% per maturity term					65.2	0.8	2.0	2.1	3.9	26.0

At 12/31/2017, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 5,463 without maturity (R$ 4,819 of 12/31/2016), Financial treasury bills income R$ 8,321,778 over 365 days and National treasury bills income R$ 12,267,560 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	99

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2017										12/31/2016
		Adjustments to
		market value (in
		stockholders'
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	38,101,454	1,175,863	39,277,317	39.1	-	352,771	40	3,570,400	4,088,091	31,266,015	32,002,911
Financial treasury bills	574,366	(113)	574,253	0.6	-	352,771	-	-	-	221,482	1,076,174
National treasury bills	9,556,984	262,001	9,818,985	9.8	-	-	-	3,118,803	2,848,875	3,851,307	3,754,465
National treasury notes	15,294,263	581,794	15,876,057	15.8	-	-	40	451,597	313,827	15,110,593	12,878,969
National treasury / Securitization	196,544	22,457	219,001	0.2	-	-	-	-	-	219,001	228,130
Brazilian external debt bonds	12,479,297	309,724	12,789,021	12.7	-	-	-	-	925,389	11,863,632	14,065,173
Government securities - abroad	24,510,089	(117,440)	24,392,649	24.2	1,656,719	1,460,213	2,000,734	5,889,436	3,067,701	10,317,846	14,472,607
Argentina	-	-	-	0.0	-	-	-	-	-	-	213
Chile	9,714,898	(3,936)	9,710,962	9.7	146,794	425,835	-	1,152,002	108,632	7,877,699	5,844,259
Colombia	3,316,187	30,355	3,346,542	3.3	-	-	10,872	542,216	1,054,829	1,738,625	1,155,564
Korea	1,943,924	-	1,943,924	1.9	-	-	500,191	1,443,733	-	-	2,672,676
Denmark	1,950,784	-	1,950,784	1.9	955,547	-	502,719	492,518	-	-	818,891
Spain	2,937,143	1	2,937,144	2.9	245,489	162,418	-	1,534,944	994,293	-	922,918
United States	1,584,518	(17,960)	1,566,558	1.6	-	296,461	257,001	263,958	363,369	385,769	1,427,020
Netherlands	-	-	-	0.0	-	-	-	-	-	-	101,402
Mexico	559,068	(15,108)	543,960	0.5	-	163,396	380,564	-	-	-	-
Paraguay	1,914,933	(114,854)	1,800,079	1.8	206,763	284,412	176,101	417,612	532,069	183,122	1,111,755
Uruguay	588,448	4,070	592,518	0.6	102,126	127,691	173,286	42,453	14,509	132,453	411,011
Other	186	(8)	178	0.0	-	-	-	-	-	178	6,898
Corporate securities	37,637,061	(685,978)	36,951,083	36.7	1,715,189	3,140,997	2,084,757	2,573,170	5,674,152	21,762,818	40,867,792
Shares	393,025	286,582	679,607	0.7	679,607	-	-	-	-	-	452,068
Rural product note	2,858,205	(29,785)	2,828,420	2.8	15,621	47,948	182,130	393,014	236,227	1,953,480	1,424,946
Bank deposit certificate	803,142	(42)	803,100	0.8	305,365	184,303	230,297	66,945	13,536	2,654	2,640,508
Securitized real estate loans	1,742,777	18,673	1,761,450	1.8	-	-	-	-	-	1,761,450	2,094,890
Fund quotas	300,704	10	300,714	0.3	300,714	-	-	-	-	-	41,242
Credit rights	-	-	-	0.0	-	-	-	-	-	-	1
Fixed income	300,704	10	300,714	0.3	300,714	-	-	-	-	-	41,002
Variable income	-	-	-	0.0	-	-	-	-	-	-	239
Debentures	21,735,778	(990,628)	20,745,150	20.6	99,986	303,180	386,350	490,441	3,543,260	15,921,933	21,169,978
Eurobonds and other	5,550,630	25,011	5,575,641	5.5	313,896	454,113	861,336	1,007,539	1,196,086	1,742,671	7,714,880
Financial bills	619,254	222	619,476	0.6	-	31,561	-	452,451	135,464	-	2,815,918
Promissory notes	3,246,331	(2,398)	3,243,933	3.2	-	2,088,965	398,601	162,780	549,579	44,008	2,173,593
Other	387,215	6,377	393,592	0.4	-	30,927	26,043	-	-	336,622	339,769
Total	100,248,604	372,445	100,621,049	100.0	3,371,908	4,953,981	4,085,531	12,033,006	12,829,944	63,346,679	87,343,310
% per maturity term					3.4	4.9	4.1	12.0	12.7	62.9
Total – 12/31/2016	88,177,290	(833,980)	87,343,310	100.0	5,060,201	5,412,894	5,125,796	7,103,264	10,751,749	53,889,406
% per maturity term					5.8	6.2	5.9	8.1	12.3	61.7

At December 31, 2017, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,297 over 365 days (R$ 1,443 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	100

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 12/31/2017, not considered in results, is an impairment loss of R$ 405,111 (R$ 493,127 at 12/31/2016).

	12/31/2017									12/31/2016
										Carrying
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	value	Market value
Government securities - domestic (*)	22,724,182	62.2	9,157,109	-	-	-	961,802	12,605,271	23,670,416	24,979,251	25,319,547
National treasury bills	9,157,109	25.1	9,157,109	-	-	-	-	-	9,157,562	8,307,726	8,368,521
National treasury notes	4,494,203	12.3	-	-	-	-	-	4,494,203	5,130,131	4,629,260	5,064,744
Brazilian external debt bonds	9,072,870	24.8	-	-	-	-	961,802	8,111,068	9,382,723	12,042,265	11,886,282
Government securities - abroad	460,391	1.2	99,434	-	163,775	184,394	-	12,788	459,242	538,652	538,524
Colombia	447,603	1.2	99,434	-	163,775	184,394	-	-	439,664	526,121	526,009
Uruguay	12,763	0.0	-	-	-	-	-	12,763	19,577	12,508	12,508
Other	25	0.0	-	-	-	-	-	25	1	23	7
Corporate securities	13,375,369	36.6	200,137	38,129	132,811	320,188	517,942	12,166,162	13,662,255	14,977,336	14,891,392
Bank deposit certificate	5	0.0	5	-	-	-	-	-	5	4	4
Securitized real estate loans	12,841,811	35.2	-	4,910	50,013	121,009	517,942	12,147,937	13,128,697	14,487,189	14,401,319
Debentures	8,045	0.0	-	-	-	-	-	8,045	8,045	12,254	12,254
Eurobonds and other	8,978	0.0	-	-	-	-	-	8,978	8,978	18,071	17,998
Other	516,530	1.4	200,132	33,219	82,798	199,179	-	1,202	516,530	459,818	459,817
Total	36,559,942	100.0	9,456,680	38,129	296,586	504,582	1,479,744	24,784,221	37,791,913	40,495,239	40,749,463
% per maturity term			25.9	0.1	0.8	1.4	4.0	67.8
Total – 12/31/2016	40,495,239	100.0	1,369,798	65,224	463,433	599,953	8,615,792	29,381,039
% per maturity term			3.4	0.2	1.1	1.5	21.3	72.5

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,697,822 (R$ 2,774,118 at 12/31/2016).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	101

g) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING CONSOLIDATED operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 13,436,262 (R$ 8,182,959 at 12/31/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	102

I - Derivatives by index

			Balance sheet
			account receivable /	Adjustment to market
	Memorandum account /		(received) (payable) /	value (in results /
	Notional amount		Paid	stockholders' equity)	Market value
	12/31/2017	12/31/2016	12/31/2017	12/31/2017	12/31/2017	12/31/2016
Futures contracts (*)	607,980,857	666,925,865	8,631	149,083	157,714	127,321
Purchase commitments	323,102,637	200,751,008	(3,129)	136,147	133,018	(150,191)
Commodities	186,955	146,587	80	-	80	(76)
Indexes	109,501,694	47,294,724	(33,557)	(16,362)	(49,919)	(209,133)
Interbank market	166,832,716	109,648,661	30,108	(5)	30,103	598
Foreign currency	28,514,305	31,140,699	246	152,514	152,760	58,438
Securities	18,066,967	12,520,337	(6)	-	(6)	(18)
Commitments to sell	284,878,220	466,174,857	11,760	12,936	24,696	277,512
Commodities	167,727	283,761	62	-	62	116
Indexes	128,147,232	169,929,542	66,741	10,579	77,320	304,980
Interbank market	118,185,736	213,990,955	(55,801)	(55)	(55,856)	(10,346)
Foreign currency	26,645,554	70,719,481	547	360	907	(18,916)
Fixed rates	505,462	941,228	-	2,052	2,052	1,618
Securities	11,218,348	10,274,881	216	-	216	46
Other	8,161	35,009	(5)	-	(5)	14
Swap contracts			(4,770,070)	267,588	(4,502,482)	(2,682,041)
Asset position	585,570,412	471,217,226	3,626,838	5,558,926	9,185,764	10,538,412
Commodities	-	4,876	-	-	-	-
Indexes	228,406,427	196,504,724	(1,131,827)	2,594,448	1,462,621	1,249,598
Interbank market	48,748,551	47,207,693	666,845	(72,413)	594,432	1,902,270
Foreign currency	10,144,646	13,582,212	692,650	244,730	937,380	1,134,349
Fixed rates	253,853,606	175,608,268	3,446,995	1,656,107	5,103,102	4,801,875
Floating rate	44,399,804	38,261,711	(47,887)	1,135,187	1,087,300	1,449,630
Securities	3,907	11,692	(16)	840	824	67
Other	13,471	36,050	78	27	105	623
Liability position	590,340,482	475,665,372	(8,396,908)	(5,291,338)	(13,688,246)	(13,220,453)
Commodities	-	130,997	-	-	-	(665)
Indexes	197,593,422	147,559,241	(428,430)	(4,140,548)	(4,568,978)	(4,843,674)
Interbank market	38,398,031	36,553,953	(292,695)	14,852	(277,843)	(395,928)
Foreign currency	19,289,089	21,156,496	(596,149)	(11,508)	(607,657)	(897,289)
Fixed rates	292,333,203	233,779,126	(7,042,989)	54,222	(6,988,767)	(5,730,430)
Floating rate	42,689,590	36,436,802	(36,162)	(1,208,414)	(1,244,576)	(1,343,520)
Securities	-	20,439	-	-	-	(8,947)
Other	37,147	28,318	(483)	58	(425)	-
Option contracts	1,847,811,311	583,508,084	449,009	97,662	546,671	233,930
Purchase commitments - long position	245,495,975	163,049,195	1,253,362	394,663	1,648,025	858,304
Commodities	366,995	403,770	11,124	18,174	29,298	17,478
Indexes	178,840,030	99,977,560	294,996	(25,963)	269,033	102,657
Interbank market	26,483,535	1,247,053	37,293	11,403	48,696	21,266
Foreign currency	31,818,481	45,106,313	647,366	(200,509)	446,857	369,495
Fixed rates	19,762	10,853	-	44	44	33
Securities	7,883,243	16,235,000	253,595	571,901	825,496	330,917
Other	83,929	68,646	8,988	19,613	28,601	16,458
Commitments to sell - long position	736,857,386	142,235,215	1,456,832	232,540	1,689,372	3,928,887
Commodities	269,075	162,059	4,154	(563)	3,591	9,512
Indexes	691,934,493	92,088,848	495,191	241,268	736,459	97,628
Interbank market	11,622,576	7,532,801	20,543	95,887	116,430	4,347
Foreign currency	24,134,040	33,078,333	678,943	(150,422)	528,521	3,449,330
Fixed rates	129,376	145,388	6,071	(4,597)	1,474	3,388
Securities	8,753,337	9,210,578	251,621	51,223	302,844	364,344
Other	14,489	17,208	309	(256)	53	338
Purchase commitments - short position	88,688,150	129,390,585	(1,007,058)	(227,013)	(1,234,071)	(954,200)
Commodities	278,051	238,865	(6,414)	(13,683)	(20,097)	(11,131)
Indexes	30,554,463	83,282,920	(167,956)	21,647	(146,309)	(132,156)
Interbank market	23,573,956	94,534	(31,351)	31,226	(125)	(84)
Foreign currency	27,773,537	39,899,641	(719,248)	247,077	(472,171)	(570,227)
Fixed rates	77,441	94,221	-	(163)	(163)	(238)
Securities	6,346,773	5,598,811	(73,101)	(493,504)	(566,605)	(222,684)
Other	83,929	181,593	(8,988)	(19,613)	(28,601)	(17,680)
Commitments to sell - short position	776,769,800	148,833,089	(1,254,127)	(302,528)	(1,556,655)	(3,599,061)
Commodities	222,029	268,426	(8,125)	3,765	(4,360)	(20,030)
Indexes	737,941,726	104,268,293	(505,450)	(248,794)	(754,244)	(85,866)
Interbank market	8,721,647	3,437,552	(18,397)	(85,672)	(104,069)	(7,702)
Foreign currency	23,832,732	34,132,406	(548,914)	103,907	(445,007)	(3,141,940)
Fixed rates	40,768	28,452	(1,022)	585	(437)	(649)
Securities	5,997,732	6,680,752	(171,910)	(76,575)	(248,485)	(342,536)
Other	13,166	17,208	(309)	256	(53)	(338)
Forward contracts	9,954,221	13,428,559	754,533	(183)	754,350	1,411,877
Purchases receivable	1,654,069	1,185,973	1,669,399	(251)	1,669,148	1,186,199
Fixed rates	1,129,691	395,052	1,145,225	(274)	1,144,951	400,863
Floating rate	499,214	546,396	499,010	322	499,332	546,509
Securities	25,164	244,525	25,164	(299)	24,865	238,827
Purchases payable	-	-	(1,644,259)	-	(1,644,259)	(951,669)
Fixed rates	-	-	(1,145,225)	-	(1,145,225)	(401,092)
Floating rate	-	-	(499,010)	-	(499,010)	(545,956)
Securities	-	-	(24)	-	(24)	(4,621)
Sales receivable	737,424	8,138,165	5,049,345	964	5,050,309	3,735,407
Indexes	30,770	85	30,633	17	30,650	82
Interbank market	53	4,394,743	54	(1)	53	7,593
Fixed rates	403	2,250,232	2,447,365	1	2,447,366	2,256,573
Floating rate	-	300,362	1,872,932	-	1,872,932	300,055
Securities	706,198	1,192,743	698,361	947	699,308	1,171,104
Sales deliverable	7,562,728	4,104,421	(4,319,952)	(896)	(4,320,848)	(2,558,060)
Interbank market	3,260,813	4,104,421	-	(259)	(259)	(1,608)
Fixed rates	2,428,014	-	(2,446,970)	326	(2,446,644)	(2,256,207)
Floating rate	1,873,851	-	(1,872,932)	(964)	(1,873,896)	(300,245)
Securities	50	-	(50)	1	(49)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	103

			Balance sheet
			account receivable /	Adjustments to market
	Memorandum account		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	12/31/2017	12/31/2016	12/31/2017	12/31/2017	12/31/2017	12/31/2016
Credit derivatives	10,110,254	12,099,966	(30,386)	109,926	79,540	33,394
Asset position	5,831,392	5,307,193	37,416	100,237	137,653	179,658
Indexes	6,616	-	801	(8)	793	-
Foreign currency	3,587,691	3,876,374	14,948	28,358	43,306	131,542
Fixed rate	89,316	114,069	140	1,884	2,024	1,327
Securities	1,743,841	1,161,288	19,892	59,096	78,988	42,211
Other	403,928	155,462	1,635	10,907	12,542	4,578
Liability position	4,278,862	6,792,773	(67,802)	9,689	(58,113)	(146,264)
Indexes	760,840	-	(7,148)	(1,415)	(8,563)	-
Foreign currency	2,581,894	5,486,694	(39,555)	8,815	(30,740)	(119,341)
Fixed rate	-	32,591	-	-	-	(107)
Securities	765,320	973,745	(20,454)	4,362	(16,092)	(21,245)
Other	170,808	299,743	(645)	(2,073)	(2,718)	(5,571)
NDF - Non Deliverable Forward	252,627,585	250,775,431	(947,904)	152,816	(795,088)	634,371
Asset position	119,312,353	134,049,497	2,781,079	168,592	2,949,671	3,458,155
Commodities	80,956	206,097	5,663	545	6,208	18,563
Indexes	922	148,006	23	-	23	9,129
Foreign currency	119,230,338	133,693,023	2,775,389	168,047	2,943,436	3,430,346
Securities	137	2,371	4	-	4	117
Liability position	133,315,232	116,725,934	(3,728,983)	(15,776)	(3,744,759)	(2,823,784)
Commodities	174,534	244,376	(13,634)	(121)	(13,755)	(24,700)
Indexes	248,926	26,594	(6,307)	-	(6,307)	(195)
Foreign currency	132,879,817	116,437,293	(3,708,390)	(15,655)	(3,724,045)	(2,798,566)
Securities	11,955	17,671	(652)	-	(652)	(323)
Target flow of swap	954,781	1,493,459	(72,182)	18,435	(53,747)	(264,606)
Asset position - Foreign currency	513,781	923,459	448	67,683	68,131	88,246
Liability position - Interbank Market	441,000	570,000	(72,630)	(49,248)	(121,878)	(352,852)
Other derivative financial instruments	4,675,373	4,933,728	102,103	(60,343)	41,760	184,723
Asset position	2,693,915	3,079,734	133,692	(8,145)	125,547	289,706
Foreign currency	126,260	147,536	408	2,405	2,813	5,442
Fixed rate	1,792,066	1,174,500	99,143	(17,973)	81,170	42,860
Securities	617,186	1,450,688	34,172	4,858	39,030	235,606
Other	158,403	307,010	(31)	2,565	2,534	5,798
Liability position	1,981,458	1,853,994	(31,589)	(52,198)	(83,787)	(104,983)
Commodities	-	1,630	-	-	-	(18)
Foreign currency	34,734	83,924	(7,230)	5,517	(1,713)	(31,719)
Fixed rate	82,700	81,478	(1,411)	(1,615)	(3,026)	(1,115)
Securities	1,506,408	1,523,125	(22,599)	(46,785)	(69,384)	(67,778)
Other	357,616	163,837	(349)	(9,315)	(9,664)	(4,353)
		ASSETS	16,017,042	6,664,292	22,681,334	24,390,295
		LIABILITY	(20,523,308)	(5,929,308)	(26,452,616)	(24,711,326)
		TOTAL	(4,506,266)	734,984	(3,771,282)	(321,031)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2017	12/31/2016
Futures	187,771,028	152,660,465	87,819,268	179,730,096	607,980,857	666,925,865
Swaps	29,733,759	96,849,196	86,921,535	368,439,084	581,943,574	464,618,873
Options	418,679,122	290,491,480	457,164,437	681,476,272	1,847,811,311	583,508,084
Forwards (onshore)	6,996,658	1,932,834	1,024,298	431	9,954,221	13,428,559
Credit derivatives	-	510,408	1,230,153	8,369,693	10,110,254	12,099,966
NDF - Non Deliverable Forward	63,445,881	136,650,433	39,108,715	13,422,556	252,627,585	250,775,431
Target flow of swap	-	292,781	-	662,000	954,781	1,493,459
Other derivative financial instruments	11,808	494,614	868,650	3,300,301	4,675,373	4,933,728

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	104

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2017										12/31/2016
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Asset
Futures (*)	8,631	149,083	157,714	0.7	153,318	11,297	(2,404)	(3,035)	38,082	(39,544)	127,321
B3	8,631	149,635	158,266	0.7	153,318	11,463	(2,262)	(2,791)	38,082	(39,544)	128,344
Companies	-	(543)	(543)	0.0	-	(157)	(142)	(244)	-	-	(173)
Financial institutions	-	(9)	(9)	0.0	-	(9)	-	-	-	-	(850)
Swaps - adjustment receivable	3,626,838	5,558,926	9,185,764	40.6	188,829	186,631	324,312	743,377	1,660,319	6,082,296	10,538,412
B3	708,632	451,317	1,159,949	5.1	63,122	25,549	39,160	108,965	94,591	828,562	1,416,239
Companies	1,041,246	1,789,878	2,831,124	12.5	65,670	39,906	92,327	244,994	399,746	1,988,481	4,582,811
Financial institutions	1,677,734	2,968,425	4,646,159	20.6	59,054	120,772	191,865	236,722	1,009,943	3,027,803	4,255,876
Individuals	199,226	349,306	548,532	2.4	983	404	960	152,696	156,039	237,450	283,486
Option premiums	2,710,194	627,203	3,337,397	14.7	428,715	439,957	352,161	954,306	864,793	297,465	4,787,191
B3	1,465,181	250,654	1,715,835	7.6	374,312	274,318	95,705	515,398	395,660	60,442	1,678,892
Companies	431,365	141,426	572,791	2.5	25,511	44,912	62,914	116,587	210,365	112,502	501,621
Financial institutions	810,288	235,598	1,045,886	4.6	28,880	120,700	192,378	320,639	258,768	124,521	2,603,251
Individuals	3,360	(475)	2,885	0.0	12	27	1,164	1,682	-	-	3,427
Forwards (onshore)	6,718,744	713	6,719,457	29.6	6,350,124	280,733	46,176	42,054	175	195	4,921,606
B3	754,533	665	755,198	3.3	385,865	280,733	46,176	42,054	175	195	1,417,606
Companies	5,964,211	48	5,964,259	26.3	5,964,259	-	-	-	-	-	2,734,270
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	769,730
Credit derivatives - Financial institutions	37,416	100,237	137,653	0.6	-	395	1,526	7,970	20,989	106,773	179,658
NDF - Non Deliverable Forward	2,781,079	168,592	2,949,671	12.9	677,482	716,784	623,107	610,356	165,925	156,017	3,458,155
B3	644,526	-	644,526	2.8	195,430	166,311	194,021	88,764	-	-	304,398
Companies	736,478	82,003	818,481	3.6	183,605	237,526	164,520	120,493	67,868	44,469	1,243,812
Financial institutions	1,398,143	86,320	1,484,463	6.5	298,346	312,726	263,586	400,282	97,975	111,548	1,907,060
Individuals	1,932	269	2,201	0.0	101	221	980	817	82	-	2,885
Target flow of swap - Companies	448	67,683	68,131	0.3	-	-	6,100	-	-	62,031	88,246
Other derivative financial instruments	133,692	(8,145)	125,547	0.6	1,506	201	3,256	4,097	19,833	96,654	289,706
Companies	34,548	9,827	44,375	0.2	1,506	201	3,181	3,237	18,115	18,135	246,846
Financial institutions	99,144	(17,974)	81,170	0.4	-	-	75	858	1,718	78,519	42,860
Individuals	-	2	2	0.0	-	-	-	2	-	-	-
Total	16,017,042	6,664,292	22,681,334	100.0	7,799,974	1,635,998	1,354,234	2,359,125	2,770,116	6,761,887	24,390,295
% per maturity term					34.4	7.2	6.0	10.4	12.2	29.8
Total - 12/31/2016	19,488,281	4,902,014	24,390,295	100.0	5,816,530	3,388,792	2,189,166	2,842,365	3,166,225	6,987,217
% per maturity term					23.8	13.9	9.0	11.7	13.0	28.6

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	105

	12/31/2017										12/31/2016
		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Liabilities
Swaps - difference payable	(8,396,908)	(5,291,338)	(13,688,246)	51.7	(64,817)	(202,114)	(447,073)	(1,711,000)	(3,746,900)	(7,516,342)	(13,220,453)
B3	(730,547)	(785,413)	(1,515,960)	5.7	(3,451)	(16,955)	(29,393)	(128,374)	(211,011)	(1,126,776)	(1,614,280)
Companies	(1,353,089)	(894,597)	(2,247,686)	8.5	(23,885)	(77,339)	(220,635)	(346,755)	(496,801)	(1,082,271)	(2,530,200)
Financial institutions	(2,098,098)	(3,485,557)	(5,583,655)	21.1	(29,651)	(97,105)	(182,868)	(203,347)	(1,269,773)	(3,800,911)	(4,106,040)
Individuals	(4,215,174)	(125,771)	(4,340,945)	16.4	(7,830)	(10,715)	(14,177)	(1,032,524)	(1,769,315)	(1,506,384)	(4,969,933)
Option premiums	(2,261,185)	(529,541)	(2,790,726)	10.6	(329,974)	(174,223)	(303,913)	(820,496)	(889,123)	(272,997)	(4,553,261)
B3	(1,091,033)	(195,128)	(1,286,161)	4.9	(278,898)	(48,567)	(102,394)	(412,167)	(428,691)	(15,444)	(1,441,165)
Companies	(309,209)	(360,170)	(669,379)	2.6	(22,619)	(44,328)	(98,939)	(139,893)	(246,979)	(116,621)	(628,635)
Financial institutions	(855,797)	27,032	(828,765)	3.1	(28,440)	(81,010)	(100,960)	(267,469)	(210,155)	(140,731)	(2,463,000)
Individuals	(5,146)	(1,275)	(6,421)	0.0	(17)	(318)	(1,620)	(967)	(3,298)	(201)	(20,461)
Forwards (onshore)	(5,964,211)	(896)	(5,965,107)	22.6	(5,964,874)	-	(144)	(89)	-	-	(3,509,729)
B3	-	(259)	(259)	0.0	(26)	-	(144)	(89)	-	-	(6,229)
Companies	(5,964,211)	(637)	(5,964,848)	22.6	(5,964,848)	-	-	-	-	-	(2,733,839)
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	(769,661)
Credit derivatives - Financial institutions	(67,802)	9,689	(58,113)	0.2	-	(205)	(900)	(2,571)	(6,754)	(47,683)	(146,264)
NDF - Non Deliverable Forward	(3,728,983)	(15,776)	(3,744,759)	14.1	(926,782)	(735,313)	(546,427)	(785,574)	(224,864)	(525,799)	(2,823,784)
B3	(638,196)	(1)	(638,197)	2.4	(289,082)	(133,648)	(155,442)	(60,025)	-	-	(259,677)
Companies	(736,775)	(12,600)	(749,375)	2.8	(144,749)	(266,051)	(127,846)	(131,003)	(49,598)	(30,128)	(647,626)
Financial institutions	(2,353,251)	(3,024)	(2,356,275)	8.9	(492,905)	(335,514)	(262,544)	(594,380)	(175,266)	(495,666)	(1,913,895)
Individuals	(761)	(151)	(912)	0.0	(46)	(100)	(595)	(166)	-	(5)	(2,586)
Target flow of swap - Companies	(72,630)	(49,248)	(121,878)	0.5	-	-	(73,052)	-	-	(48,826)	(352,852)
Other derivative financial instruments - Companies	(31,589)	(52,198)	(83,787)	0.3	(55)	(2,156)	(2,491)	(7,860)	(21,468)	(49,757)	(104,983)
Total	(20,523,308)	(5,929,308)	(26,452,616)	100.0	(7,286,502)	(1,114,011)	(1,374,000)	(3,327,590)	(4,889,109)	(8,461,404)	(24,711,326)
% per maturity term					27.5	4.2	5.2	12.6	18.5	32.0
Total - 12/31/2016	(22,145,884)	(2,565,442)	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)
% per maturity term					21.3	7.2	7.2	7.9	15.1	41.3

At ITAÚ UNIBANCO HOLDING, market values related to Swap contract asset position totaled R$ 398,068, involving Foreign Currency R$ 398,068 and are distributed over 365 days; in the liability position they totaled (R$ 4,915,337) ((R$ 3,775,838) at December 31, 2016) involving Interbank Market (R$ 4,915,168) ((R$ 3,775,838) at December 31, 2016), and are distributed (R$ 1,408,922) from 31 to 90 days and (R$ 3,506,246) from 181 to 365 days ((R$ 3,775,838) at December 31, 2016 over 365 days) and involving Foreign Currency (R$ 169) over 365 days, Option contracts involving Securities in asset position totaled R$ 7,199 distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	106

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2017
						NDF - Non		Other derivative
				Forwards		Deliverable	Target flow of	financial
	Futures	Swaps	Options	(onshore)	Credit derivatives	Forward	swap	instruments
B3	476,031,073	31,176,874	1,746,728,722	4,023,377	-	76,837,568	-	-
Over-the-counter market	131,949,784	550,766,700	101,082,589	5,930,844	10,110,254	175,790,017	954,781	4,675,373
Financial institutions	131,525,855	333,481,698	69,460,402	-	10,110,254	118,742,849	-	1,792,066
Companies	423,929	152,893,351	31,321,748	5,930,844	-	56,904,895	954,781	2,883,307
Individuals	-	64,391,651	300,439	-	-	142,273	-	-
Total	607,980,857	581,943,574	1,847,811,311	9,954,221	10,110,254	252,627,585	954,781	4,675,373
Total – 12/31/2016	666,925,865	464,618,873	583,508,084	13,428,559	12,099,966	250,775,431	1,493,459	4,933,728

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	107

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2017			12/31/2016
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(6,416,313)	3,693,941	(2,722,372)	(8,094,075)	4,005,891	(4,088,184)
Total	(6,416,313)	3,693,941	(2,722,372)	(8,094,075)	4,005,891	(4,088,184)

The effect on the reference equity (Note 3) was R$ 46,396 (R$ 277,987 at 12/31/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	108

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular nº. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	12/31/2017			12/31/2016
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
		Adjustment to market			Adjustment to
Strategies	Nominal value	value (*)	Book value	Nominal value	market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	69,253,139	(3,595,979)	70,663,298	93,804,279	(2,479,977)	95,302,890
Hedge of syndicated loan	-	-	-	6,844,110	(45,592)	6,844,110
Hedge of highly probable forecast transactions	232,167	(4,718)	218,879	-	-	-
Hedge of assets transactions	23,919,178	429,349	23,489,527	24,167,833	311,932	26,495,381
Hedge of Asset-backed Securities under Repurchase Agreements	31,855,096	672,321	31,099,006	2,546,108	24,062	2,523,771
Hedge of UF - denominated assets	15,227,170	(28,191)	15,227,170	13,146,704	(20,310)	13,146,704
Hedge of funding	6,444,407	(16,344)	6,444,407	4,272,794	(21,687)	4,272,794
Hedge of loan operations	1,123,646	13,693	1,123,646	1,120,580	14,787	1,120,580
Total		(2,529,869)			(2,216,785)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in results in the following 12 months amount to R$ (1,907,845) (R$ 184,943 at 12/31/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against exposure to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts and Dollar Purchase Options on B3; NDF (Non Deliverable Forward) contracts and currency swaps traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	12/31/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	5,976,642	51,950	5,976,642	(49,695)
Hedge of available-for-sale securities	482,415	34,418	482,415	(32,734)
Hedge of syndicated loan	794,221	435	794,221	(336)
Hedge of funding	12,156,582	(113,877)	12,156,582	107,591
Total		(27,074)		24,826

	12/31/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	2,691,782	(91,314)	2,691,782	91,042
Hedge of available-for-sale securities	472,410	(14,450)	472,410	19,121
Hedge of funding	8,659,014	9,075	8,659,014	(19,686)
Total		(96,689)		90,477

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively, maturing between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	109

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	12/31/2017			12/31/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of net investment in foreign operations (*)	22,700,549	(3,260,773)	13,074,449	21,448,638	(2,211,074)	12,329,871
Total		(3,260,773)			(2,211,074)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	12/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	35,973,635	12,229,910	6,985,466	12,403,273	-	1,660,855	-	69,253,139
Hedge of highly probable anticipated transactions	162,309	69,858	-	-	-	-	-	232,167
Hedge of loans	16,725,587	5,940,862	-	1,252,729	-	-	-	23,919,178
Hedge of assets denominated in UF	12,352,296	2,822,005	-	52,869	-	-	-	15,227,170
Hedge of funding (Cash flow)	1,645,816	748,636	1,026,886	884,262	525,283	1,613,524	-	6,444,407
Hedge of loan operations (Cash flow)	-	-	26,910	156,078	75,348	865,310	-	1,123,646
Hedge of loan operations (Market risk)	268,321	143,027	628,188	1,501,716	1,334,664	642,213	1,458,513	5,976,642
Hedge of syndicated loan (Market risk)	794,221	-	-	-	-	-	-	794,221
Hedge of funding (Market risk)	2,399,309	3,669,286	799,462	217,004	347,472	2,099,107	2,624,942	12,156,582
Hedge of available-for-sale securities	-	-	222,909	-	-	259,506	-	482,415
Asset-backed securities under repurchase agreements	250,600	25,208,848	3,956,763	1,349,092	-	1,089,793	-	31,855,096
Hedge of net investment in foreign operations (*)	22,700,549	-	-	-	-	-	-	22,700,549
Total	93,272,643	50,832,432	13,646,584	17,817,023	2,282,767	8,230,308	4,083,455	190,165,212

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	34,975,681	32,329,613	11,701,155	6,961,916	7,400,399	435,515	-	93,804,279
Hedge of syndicated loan	6,844,110	-	-	-	-	-	-	6,844,110
Hedge of loans	4,627,346	13,718,433	4,889,852	-	932,202	-	-	24,167,833
Hedge of assets denominated in UF	8,939,633	2,597,842	1,558,290	-	50,939	-	-	13,146,704
Hedge of funding (Cash flow)	121,400	1,484,965	72,840	536,102	773,561	1,283,926	-	4,272,794
Hedge of loan operations (Cash flow)	123,421	-	-	24,280	140,824	832,055	-	1,120,580
Hedge of loan operations (Market risk)	189,091	421,513	62,845	28,655	92,827	335,341	1,561,510	2,691,782
Hedge of funding (Market risk)	1,265,828	2,459,701	3,434,397	700,826	71,700	487,587	238,975	8,659,014
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	-	-	1,465,380	917,839	162,889	-	-	2,546,108
Hedge of net investment in foreign operations (*)	21,448,638	-	-	-	-	-	-	21,448,638
Total	78,535,148	53,012,067	23,184,759	9,387,904	9,625,341	3,628,548	1,800,485	179,174,252

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	110

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Opening balance	(2,456,226)	(5,901,210)
Adjustments with impact on:
Results	(1,648,677)	1,751,589
Trading securities	(47,089)	1,578,579
Derivative financial instruments (**)	(1,601,588)	173,010
Stockholders’ equity	(156,358)	1,693,395
Available-for-sale	1,206,425	3,439,010
Accounting hedge – derivative financial instruments - Futures	(1,362,783)	(1,745,615)

Closing balance	(4,261,261)	(2,456,226)
Adjustment to market value	(4,261,261)	(2,456,226)
Trading securities	421,952	469,041
Available-for-sale securities	372,445	(833,980)
Derivative financial instruments	(5,055,658)	(2,091,287)
Trading securities (**)	734,984	2,336,572
Accounting hedge - Futures	(5,790,642)	(4,427,859)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

(**) Changes were made in balances at December 31, 2016 for comparison purposes.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Gain (loss) – trading securities	1,936,648	1,131,183
Gain (loss) – available-for-sale securities	389,584	(218,452)
Gain (loss) – derivatives	8,550,600	7,580,572
Gain (loss) – foreign exchange variations on investments abroad (*)	1,018,667	(9,678,689)
Total	11,895,499	(1,185,386)

(*) The results of all financial instruments linked to the hedge of exchange variation of Investments are not included.

During the period ended 12/31/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 1,063,411 with on Available-for-sale securities in the amount R$ 787,833 and Held-to-maturity financial assets in the amount of R$ 275,578. Total loss, net of reversals, amounted to R$ 982,287 (R$ 1,522,012 of loss at 12/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	111

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(677)	(181,412)	(293,515)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(464)	(38,269)	(79,140)
Foreign Exchange Rates	Prices of Foreign Currencies	1,720	126,269	392,106
Price Index Linked	Interest of Inflation coupon	(586)	(44,720)	(82,604)
TR	TR Linked Interest Rates	-	(1)	(1)
Equities	Prices of Equities	168	(1,885)	(30,632)
Other	Exposures that do not fall under the definitions above	8	1,238	2,671
Total		169	(138,780)	(91,115)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(8,313)	(1,653,629)	(3,179,360)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,759)	(264,749)	(505,366)
Foreign Exchange Rates	Prices of Foreign Currencies	1,832	123,518	387,645
Price Index Linked	Interest of Inflation coupon	(3,198)	(251,703)	(474,026)
TR	TR Linked Interest Rates	479	(121,136)	(307,836)
Equities	Prices of Equities	4,569	(110,354)	(244,940)
Other	Exposures that do not fall under the definitions above	(4)	7,521	16,726
Total		(6,394)	(2,270,532)	(4,307,157)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	112

Note 8 - Loan, lease and other credit operations

a)	Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2017										12/31/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	208,079,463	105,449,573	38,889,849	16,935,595	9,713,532	6,256,809	6,230,543	5,462,177	10,622,921	407,640,462	410,916,148
Loans and discounted trade receivables	81,210,454	87,837,660	29,682,843	13,815,256	7,775,680	4,748,529	4,703,723	3,626,485	9,583,599	242,984,229	240,119,720
Financing	55,466,540	11,278,205	6,868,531	1,994,479	1,357,100	965,825	742,851	1,527,670	654,244	80,855,445	88,914,657
Farming and agribusiness financing	6,970,690	1,016,584	477,298	53,551	74,587	92,559	204	1,975	22,768	8,710,216	10,642,618
Real estate financing	64,431,779	5,317,124	1,861,177	1,072,309	506,165	449,896	783,765	306,047	362,310	75,090,572	71,239,153

Lease operations	1,930,770	3,657,296	1,166,949	306,658	217,809	39,014	178,769	38,849	189,755	7,725,869	8,674,870

Credit card operations	-	62,479,389	2,444,813	2,284,728	828,103	517,185	644,341	490,258	3,162,277	72,851,094	64,459,617

Advance on exchange contracts (1)	2,056,651	1,472,854	347,126	97,081	38,486	60,010	108,967	638	-	4,181,813	4,929,847

Other sundry receivables (2)	24,651	586,902	-	24,115	620	143,007	2,176	125,722	288,781	1,195,974	2,244,495

Total operations with credit granting characteristics	212,091,535	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	493,595,212	491,224,977
Financial Guarantees Provided (3)										70,489,275	70,793,389
Total with Financial Guarantees Provided	212,091,535	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	564,084,487	562,018,366
Total – 12/31/2016	227,489,987	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,224,977

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	113

II – By maturity and risk level

	12/31/2017										12/31/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,868,783	1,778,335	1,371,187	1,435,039	1,293,465	1,099,064	4,072,202	12,918,075	13,715,853
01 to 30	-	-	71,802	67,354	49,697	38,986	37,033	37,782	163,836	466,490	561,250
31 to 60	-	-	60,353	58,081	44,909	34,945	37,073	34,443	152,257	422,061	493,751
61 to 90	-	-	56,110	53,188	41,347	37,263	34,375	31,478	163,524	417,285	462,406
91 to 180	-	-	159,000	151,724	119,446	118,899	97,515	94,963	381,726	1,123,273	1,264,463
181 to 365	-	-	219,916	260,887	225,856	340,268	233,122	179,550	679,191	2,138,790	2,265,589
Over 365	-	-	1,301,602	1,187,101	889,932	864,678	854,347	720,848	2,531,668	8,350,176	8,668,394
Overdue installments	-	-	1,065,372	1,024,072	1,035,273	825,789	2,163,730	1,368,873	6,187,246	13,670,355	13,651,132
01 to 14	-	-	25,225	44,302	24,112	27,452	86,698	14,974	66,894	289,657	233,911
15 to 30	-	-	817,627	118,052	102,724	51,982	51,312	39,199	125,616	1,306,512	1,414,082
31 to 60	-	-	222,520	718,913	172,664	105,069	671,255	198,431	253,297	2,342,149	1,992,697
61 to 90	-	-	-	118,462	624,669	125,505	654,852	256,474	317,217	2,097,179	1,611,963
91 to 180	-	-	-	24,343	111,104	484,331	647,179	793,720	1,212,179	3,272,856	3,484,064
181 to 365	-	-	-	-	-	31,450	52,434	66,075	4,031,878	4,181,837	4,758,790
Over 365	-	-	-	-	-	-	-	-	180,165	180,165	155,625
Subtotal	-	-	2,934,155	2,802,407	2,406,460	2,260,828	3,457,195	2,467,937	10,259,448	26,588,430	27,366,985
Specific allowance	-	-	(29,342)	(84,072)	(240,646)	(678,248)	(1,728,598)	(1,727,556)	(10,259,448)	(14,747,910)	(15,948,756)
Subtotal - 12/31/2016	-	-	2,869,490	2,863,282	2,766,776	1,935,812	2,332,538	2,628,713	11,970,374	27,366,985
	Non-Overdue Operations
Falling due installments	211,144,636	171,725,177	39,513,528	16,599,620	8,249,847	4,619,438	3,648,863	3,598,506	3,955,417	463,055,032	460,666,552
01 to 30	17,287,657	38,737,272	5,521,450	3,287,602	978,419	372,740	383,136	211,050	444,225	67,223,551	66,782,493
31 to 60	14,630,317	17,080,052	3,228,051	1,100,925	442,845	256,146	209,523	46,542	249,864	37,244,265	39,622,727
61 to 90	7,760,888	10,259,862	2,150,420	772,770	212,111	101,343	97,695	57,912	212,597	21,625,598	22,386,712
91 to 180	22,153,254	20,790,785	5,078,185	1,694,254	589,959	332,833	365,509	242,686	435,059	51,682,524	49,421,019
181 to 365	28,249,820	21,883,123	5,916,493	2,300,953	1,015,501	570,386	409,648	435,166	356,494	61,137,584	59,963,466
Over 365	121,062,700	62,974,083	17,618,929	7,443,116	5,011,012	2,985,990	2,183,352	2,605,150	2,257,178	224,141,510	222,490,135
Overdue up to 14 days	946,899	1,920,837	401,054	246,150	142,243	135,759	58,738	51,201	48,869	3,951,750	3,191,440
Subtotal	212,091,535	173,646,014	39,914,582	16,845,770	8,392,090	4,755,197	3,707,601	3,649,707	4,004,286	467,006,782	463,857,992
Generic allowance	-	(868,230)	(399,146)	(505,373)	(839,209)	(1,426,559)	(1,853,801)	(2,554,795)	(4,004,286)	(12,451,399)	(11,042,697)
Subtotal - 12/31/2016	227,489,987	154,011,919	40,548,640	18,183,165	8,679,975	5,169,348	4,455,210	2,148,331	3,171,417	463,857,992
Grand total	212,091,535	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	493,595,212	491,224,977
Existing allowance	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(4,848,956)	(7,164,080)	(6,117,033)	(14,263,734)	(37,309,465)	(37,431,102)
Minimum allowance required	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(2,104,808)	(3,582,398)	(4,282,351)	(14,263,734)	(27,199,309)	(26,991,453)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(10,110,156)	(10,439,649)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,949,644)	(1,445,445)
Additional allowance (3)	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(8,160,512)	(8,994,204)
Existing allowance	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(6,798,600)	(7,164,080)	(6,117,033)	(14,263,734)	(37,309,465)	(37,431,102)
Provision - delay(4)	-	-	(29,342)	(75,345)	(174,699)	(416,481)	(756,650)	(1,019,548)	(7,959,203)	(10,431,268)	(11,798,735)
Provision - aggravated(5)	-	(14,973)	(14,658)	(85,635)	(368,516)	(980,716)	(2,040,958)	(1,735,936)	(4,784,032)	(10,025,424)	(8,756,989)
Provision - potencial(3)	-	(853,257)	(384,488)	(428,465)	(536,640)	(5,401,403)	(4,366,472)	(3,361,549)	(1,520,499)	(16,852,773)	(16,875,378)
Grand total - 12/31/2016	227,489,987	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,224,977
Existing allowance	-	(770,060)	(434,181)	(631,393)	(1,144,675)	(6,299,922)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)
Minimum allowance required	-	(770,060)	(434,181)	(631,393)	(1,144,675)	(2,131,548)	(3,393,874)	(3,343,931)	(15,141,791)	(26,991,453)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(4,168,374)	(3,393,195)	(1,432,635)	-	(10,439,649)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,445,445)
Additional allowance (3)	-	-	-	-	-	(4,168,374)	(3,393,195)	(1,432,635)	-	(8,994,204)
Existing allowance	-	(770,060)	(434,181)	(631,393)	(1,785,593)	(7,104,449)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)
Provision - delay(4)	-	-	(28,695)	(76,930)	(192,405)	(373,090)	(689,736)	(1,200,930)	(9,236,949)	(11,798,735)
Provision - aggravated(5)	-	(18,587)	(11,664)	(88,264)	(292,195)	(772,057)	(1,396,808)	(1,406,772)	(4,770,642)	(8,756,989)
Provision - potencial(3)	-	(751,473)	(393,822)	(466,199)	(1,300,993)	(5,959,302)	(4,700,525)	(2,168,864)	(1,134,200)	(16,875,378)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;
(2)	The balance of non-accrual operations amounts to R$ 19,104,845 (R$ 19,942,065 at 12/31/2016);
(3)	Related to expected and potential loss;
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016. The amount on December 31, 2016 was reclassified for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	114

III – By business sector

	12/31/2017%		12/31/2016%
Public Sector	2,366,262	0.5%	3,050,723	0.6%
Energy	584,366	0.1%	63,998	0.0%
Petrochemical and chemical	1,307,636	0.3%	2,547,032	0.5%
Sundry	474,260	0.1%	439,693	0.1%
Private sector	491,228,950	99.5%	488,174,254	99.4%
Companies	247,100,423	50.1%	257,687,900	52.5%
Sugar and alcohol	7,022,519	1.4%	8,895,177	1.8%
Agribusiness and fertilizers	14,807,720	3.0%	15,251,212	3.1%
Food and beverage	12,137,497	2.5%	13,416,188	2.7%
Banks and other financial institutions	7,435,739	1.5%	8,726,988	1.8%
Capital assets	4,599,758	0.9%	4,988,957	1.0%
Pulp and paper	2,923,171	0.6%	2,897,773	0.6%
Publishing and printing	920,711	0.2%	989,491	0.2%
Electronic and IT	3,921,877	0.8%	3,591,697	0.7%
Packaging	2,184,568	0.4%	2,284,635	0.5%
Energy and sewage	8,672,677	1.8%	8,409,615	1.7%
Education	1,868,340	0.4%	2,005,686	0.4%
Pharmaceuticals and cosmetics	4,904,842	1.0%	4,279,591	0.9%
Real estate agents	20,365,308	4.1%	22,853,617	4.7%
Entertainment and tourism	4,337,930	0.9%	4,750,231	1.0%
Wood and furniture	2,734,289	0.6%	2,542,060	0.5%
Construction materials	4,545,929	0.9%	5,115,774	1.0%
Steel and metallurgy	7,357,035	1.5%	7,580,644	1.5%
Media	604,752	0.1%	699,687	0.1%
Mining	5,275,635	1.1%	4,697,272	1.0%
Infrastructure work	8,783,980	1.8%	8,218,601	1.7%
Oil and gas (*)	4,956,065	1.0%	5,025,467	1.0%
Petrochemical and chemical	6,403,409	1.3%	8,347,609	1.7%
Health care	2,170,648	0.4%	2,450,215	0.5%
Insurance, reinsurance and pension plans	15,672	0.0%	46,915	0.0%
Telecommucations	1,780,437	0.4%	1,453,164	0.3%
Third sector	2,572,961	0.5%	3,204,727	0.7%
Trading	1,588,877	0.3%	1,544,442	0.3%
Transportation	12,344,275	2.5%	11,781,818	2.4%
Domestic appliances	1,998,971	0.4%	1,760,999	0.4%
Vehicles and autoparts	11,846,820	2.4%	13,594,044	2.8%
Clothing and shoes	4,271,525	0.9%	4,471,001	0.9%
Commerce - sundry	14,982,484	3.0%	15,626,445	3.2%
Industry - sundry	7,694,584	1.6%	7,154,400	1.5%
Sundry services	36,117,485	7.3%	35,649,332	7.3%
Sundry	12,951,933	2.6%	13,382,426	2.7%
Individuals	244,128,527	49.4%	230,486,354	46.9%
Credit cards	71,937,401	14.6%	63,572,360	12.9%
Real estate financing	63,743,685	12.9%	58,346,486	11.9%
Consumer loans / overdraft	93,466,624	18.9%	91,393,567	18.6%
Vehicles	14,980,817	3.0%	17,173,941	3.5%
Grand total	493,595,212	100.0%	491,224,977	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	12/31/2017		12/31/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	36,157,228	(901,225)	34,532,756	(310,133)
Sundry bank guarantees	24,700,064	(855,078)	27,123,867	(923,780)
Other financial guarantees provided	4,647,823	(123,071)	4,572,472	(113,851)
Tied to the distribution of marketable securities via a Public Offering	291,600	(52)	-	-
Restricted to bids, auctions, service provision or execution of works	3,931,528	(63,613)	3,427,539	(68,782)
Restricted to supply of goods	613,924	(5,773)	811,736	(3,291)
Restricted to international trade of goods	147,108	(832)	325,019	(25,608)
Total	70,489,275	(1,949,644)	70,793,389	(1,445,445)

(*) The breakdown of balances as at 12/31/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	115

b)	Credit concentration

	12/31/2017		12/31/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,079,032	0.7	4,134,421	0.7
10 largest debtors	28,957,637	5.1	31,171,715	5.5
20 largest debtors	46,312,823	8.2	48,129,040	8.6
50 largest debtors	74,764,354	13.3	79,010,496	14.1
100 largest debtors	101,141,728	17.9	106,712,267	19.0

(*) Amounts include financial guarantees provided.

	12/31/2017		12/31/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,667,580	1.2	7,783,779	1.2
10 largest debtors	39,989,911	6.2	43,510,712	6.7
20 largest debtors	64,834,511	10.1	69,471,923	10.7
50 largest debtors	108,828,051	16.9	113,276,464	17.4
100 largest debtors	144,443,228	22.4	151,478,406	23.3

(*) Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Opening balance	(37,431,102)	(34,078,208)
Balance arising from the merger with Corpbanca (Note 2c)	-	(2,282,754)
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16.	(401,640)	-
Balance arising from the acquisition of Citibank operations	(665,725)	-
Net increase for the period	(18,749,556)	(25,325,119)
Required by Resolution nº. 2,682/99	(19,480,689)	(25,870,654)
Required by Resolution nº. 4,512/16	(102,559)	-
Additional allowance (1)	833,692	545,535
Others	6,707	-
Write-Off	19,957,074	23,866,970
Exchange variation	(25,223)	388,009
Closing balance (2)	(37,309,465)	(37,431,102)
Required by Resolution nº. 2,682/99	(27,199,309)	(26,991,453)
Specific allowance (3)	(14,747,910)	(15,948,756)
Generic allowance (4)	(12,451,399)	(11,042,697)
Additional allowance included Provision for Financial Guarantees Provided	(10,110,156)	(10,439,649)
Provision for Financial Guarantees Provided (5)	(1,949,644)	(1,445,445)
Additional allowance (1)	(8,160,512)	(8,994,204)
Existing allowance	(37,309,465)	(37,431,102)
Provision delay	(10,431,268)	(11,798,735)
Provision aggravated	(10,025,424)	(8,756,989)
Provision potential	(16,852,773)	(16,875,378)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution nº. 2,682 of December 21, 1999;
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (378,974) (R$ (353,163) at 12/31/2016);
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(4)	For operations not covered in the previous item due to the classification of the client or operation;
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016. The amount on December 31, 2016 was reclassified for comparison purposes.

At 12/31/2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.6% at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	116

d)	Recovery and renegotiation of credits

	12/31/2017			12/31/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	26,401,485	(10,807,411)	40.9%	24,341,718	(9,927,667)	40.8%
(-) Renegotiated loans overdue up to 30 days(2)	(9,147,755)	2,122,979	23.2%	(7,944,027)	1,804,918	22.7%
Renegotiated loans overdue over 30 days(2)	17,253,730	(8,684,432)	50.3%	16,397,691	(8,122,749)	49.5%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 126,819 (R$ 183,228 at December 31, 2016);
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	117

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2017					01/01 to 12/31/2017	12/31/2016	01/01 to 12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	123	73,698	-	6,053,850	6,127,671	258,431	2,954	11,786
Liabilities - restricted operations on assets
Foreign borrowing through securities	123	73,698	-	6,001,525	6,075,346	(258,451)	2,893	(4,701)
Net revenue from restricted operations						(20)		7,085

At 12/31/2017 and 12/31/2016 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	118

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 12/31/2017 where the entity substantially retained the related risks and benefits, is R$ 106,503 (R$ 134,359 at 12/31/2016), composed of real estate financing of R$ 98,054 (R$ 124,205 at 12/31/2016) and farming financing of R$ 8,449 (R$ 10,154 at 12/31/2016).

ll -	Beginning in January 2012, as provided for by CMN Resolution nº. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	12/31/2017				12/31/2016
Nature of operation	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,362,540	2,303,414	2,354,221	2,295,095	2,936,924	2,834,625	2,930,747	2,828,448
Working capital	2,650,606	2,650,606	2,570,017	2,570,017	2,767,733	2,767,733	2,767,520	2,767,520
Vehicles (2)	-	-	2,266	2,266	-	-	4,308	4,308
Companies - loan (2)	-	-	4,211	4,211	-	-	8,004	8,004
Total	5,013,146	4,954,020	4,930,715	4,871,589	5,704,657	5,602,358	5,710,579	5,608,280

(1)	Under Other sundry liabilities;

(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 67,224 (R$ 69,463 from January 1 to December 31, 2016).

The sale or transfer transactions involving financial assets of the active portfolio, with no retention of risk and benefits totaled R$ 2,007,631 (R$ 5,019,360 at December 31, 2016) with effect on the result for the period of R$ 325,627 (R$ 161,465 from January 1 to December 31, 2016), of which R$ 252,829 (R$ 82,270 from January 1 to December 31, 2016) in result for the period and R$ 72,798 (R$ 79,195 from January 1 to December 31, 2016) to be deferred in result, according to transactions terms), net of the Allowance for Loan Losses.

As at December 31, 2017, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio transferred, in the amount of R$ 15,240,988 (R$ 7,950,620 at 12/31/2016) fully written down to losses, was realized for the amount of R$ 206,056 (R$ 22,442 at 12/31/2016) according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were acquisitions of loan portfolios with the retention of assignor’s risks during of period of 2017 the amount R$ 165,353 (R$ 435,102 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	119

Note 9 - Foreign exchange portfolio

	12/31/2017	12/31/2016
Assets - other receivables	51,654,679	51,641,823
Exchange purchase pending settlement – foreign currency	25,106,790	27,010,983
Bills of exchange and term documents – foreign currency	2,504	30,689
Exchange sale rights – local currency	26,814,236	24,943,401
(Advances received) – local currency	(268,851)	(343,250)
Liabilities – other liabilities (Note 2a)	51,851,164	52,261,505
Exchange sales pending settlement – foreign currency	27,284,404	24,428,272
Liabilities from purchase of foreign currency – local currency	24,382,296	27,659,315
Other	184,464	173,918
Memorandum accounts	1,550,303	1,612,307
Outstanding import credits – foreign currency	829,753	974,191
Confirmed export credits – foreign currency	720,550	638,116

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	120

Note 10 – Funding, borrowing and onlending

a)	Summary

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	216,842,070	33,258,300	23,238,731	129,598,806	402,937,907	42.4	329,413,994	35.7
Deposits received under securities repurchase agreements	219,536,918	15,743,626	16,803,320	71,826,142	323,910,006	34.1	366,037,837	39.7
Funds from acceptance and issuance of securities	6,819,995	23,229,503	18,387,515	59,144,011	107,581,024	11.3	93,710,842	10.2
Borrowing and onlending	4,804,280	17,194,632	16,710,333	24,731,795	63,441,040	6.7	75,613,931	8.2
Subordinated debt	1,314,648	10,190,516	993,577	40,197,134	52,695,875	5.5	57,420,075	6.2
Total	449,317,911	99,616,577	76,133,476	325,497,888	950,565,852		922,196,679
% per maturity term	47.3	10.5	8.0	34.2
Total – 12/31/2016	398,128,457	94,870,777	102,273,279	326,924,166	922,196,679
% per maturity term	43.1	10.3	11.1	35.5

b)	Deposits

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	68,973,374	-	-	-	68,973,374	17.1	61,132,961	18.6
Savings accounts	119,980,208	-	-	-	119,980,208	29.8	108,250,051	32.9
Interbank	87,751	907,837	669,043	517,143	2,181,774	0.5	3,756,706	1.1
Time deposits	27,798,146	32,350,463	22,569,688	129,081,663	211,799,960	52.6	156,274,276	47.4
Other deposits	2,591	-	-	-	2,591	0.0	-	0.0
Total	216,842,070	33,258,300	23,238,731	129,598,806	402,937,907		329,413,994
% per maturity term	53.8	8.3	5.8	32.2
Total – 12/31/2016	201,112,996	30,166,324	17,735,371	80,399,303	329,413,994
% per maturity term	61.1	9.2	5.4	24.4

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days amouting to R$ 11,579,447, with maturity within 31 to 180 days amouting to R$ 3,310,391 (R$ 5,054,803 at 12/31/2016), 181 to 365 days amouting to R$ 1,685,711 (R$ 8,056,441 at 12/31/2016) and over 365 days amounting to R$ 6,343,296, totaling R$ 22,918,845 (R$ 13,111,244 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	121

c)	Deposits received under securities repurchase agreements

	12/31/2017						12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	53,105,442	13,359,276	15,738,839	27,178,185	109,381,742	33.7	162,772,240	44.5
Government securities	43,614,616	4,430	-	-	43,619,046	13.5	25,544,435	7.0
Corporate Securities	6,564,059	-	-	-	6,564,059	2.0	4,906,420	1.4
Own issue	2,568,840	13,351,614	15,738,839	27,178,185	58,837,478	18.1	132,149,242	36.1
Foreign	357,927	3,232	-	-	361,159	0.1	172,143	0.0
Third-party portfolio	158,000,043	-	-	-	158,000,043	48.8	140,973,618	38.5
Free portfolio	8,431,433	2,384,350	1,064,481	44,647,957	56,528,221	17.5	62,291,979	17.0
Total	219,536,918	15,743,626	16,803,320	71,826,142	323,910,006		366,037,837
% per maturity term	67.7	4.9	5.2	22.2
Total – 12/31/2016	189,285,419	14,473,296	47,684,962	114,594,160	366,037,837
% per maturity term	51.7	4.0	13.0	31.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	122

d)	Funds from acceptance and issuance of securities

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,922,774	16,903,316	14,016,454	26,474,085	61,316,629	56.9	54,187,258	57.9
Financial	713,462	3,795,205	8,725,700	14,457,357	27,691,724	25.6	19,566,267	20.9
Real estate	1,822,948	9,469,374	2,754,008	4,478,460	18,524,790	17.2	19,178,742	20.5
Bills of credit related to agribusiness	1,386,364	3,638,737	2,536,746	7,538,268	15,100,115	14.0	15,442,249	16.5
Foreign securities	2,826,239	6,143,196	2,862,116	30,045,568	41,877,119	38.8	34,286,830	36.5
Non-trade related – issued abroad	2,826,239	6,143,196	2,862,116	30,045,568	41,877,119	38.8	34,286,830	36.5
Brazil risk note programme	6,358	3,750,272	574,852	1,625,031	5,956,513	5.4	5,753,154	6.1
Structure note issued	86,515	862,874	980,303	3,743,402	5,673,094	5.3	6,257,627	6.7
Bonds	2,582,781	354,934	906,213	20,737,904	24,581,832	22.8	19,094,072	20.4
Fixed rate notes	98,139	902,437	124,454	1,994,289	3,119,319	2.9	582,863	0.6
Eurobonds	-	-	86	9,733	9,819	0.0	1,721,164	1.8
Mortgage notes	15,615	17,088	29,773	283,737	346,213	0.3	395,930	0.4
Other	36,831	255,591	246,435	1,651,472	2,190,329	2.0	482,020	0.5
Structured Operations Certificates (*)	70,982	182,991	1,508,945	2,624,358	4,387,276	4.3	5,236,754	5.6
Total	6,819,995	23,229,503	18,387,515	59,144,011	107,581,024		93,710,842
% per maturity term	6.3	21.6	17.1	55.0
12/31/2016	3,090,420	15,728,706	17,458,962	57,432,754	93,710,842
% per maturity term	3.3	16.8	18.6	61.3

(*) As of 12/31/2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,605,105 (R$ 5,816,233 of 12/31/2016) according to BACEN Circular Letter nº. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 91 days to 180 days R$ 3,481,671 and over 365 days amounting amount of R$ 19,718 (R$ 3,431,074 at 12/31/2016), totaling R$ 3,501,389 (R$ 3,431,074 at 12/31/2016). Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	123

e)	Borrowing and onlending

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	4,045,458	13,901,156	12,771,764	8,541,383	39,259,761	61.9	45,786,110	60.6
Domestic	2,265,004	-	-	1,664	2,266,668	3.6	1,491,521	2.0
Foreign (*)	1,780,454	13,901,156	12,771,764	8,539,719	36,993,093	58.3	44,294,589	58.6
Onlending	758,822	3,293,476	3,938,569	16,190,412	24,181,279	38.1	29,827,821	39.4
Domestic – official institutions	758,822	3,293,476	3,938,569	16,190,412	24,181,279	38.1	29,827,821	39.4
BNDES	313,022	1,302,809	1,869,273	7,961,414	11,446,518	18.0	12,776,607	16.9
FINAME	433,311	1,942,929	2,014,970	7,764,062	12,155,272	19.2	16,356,819	21.6
Other	12,489	47,738	54,326	464,936	579,489	0.9	694,395	0.9
Total	4,804,280	17,194,632	16,710,333	24,731,795	63,441,040		75,613,931
% per maturity term	7.6	27.1	26.3	39.0
Total – 12/31/2016	4,011,611	25,954,220	17,514,478	28,133,622	75,613,931
% per maturity term	5.3	34.3	23.2	37.2

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	124

f)	Subordinated debt, including perpetual ones

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	929,395	1.6
Financial treasury bills	1,283,273	10,145,385	917,572	4,482,428	16,828,658	31.9	25,485,743	44.4
Euronotes		-	-	26,119,121	26,119,121	49.6	25,759,211	44.9
Bonds	31,375	45,131	76,005	5,461,280	5,613,791	10.6	5,301,922	9.2
Debt instruments eligible as capital	-	-	-	4,148,367	4,148,367	7.9	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,062)	(14,062)	(0.0)	(56,196)	(0.1)
Grand total (*)	1,314,648	10,190,516	993,577	40,197,134	52,695,875		57,420,075
% per maturity term	2.5	19.3	1.9	76.3
Total – 12/31/2016	628,011	8,548,231	1,879,506	46,364,327	57,420,075
% per maturity term	1.1	14.9	3.3	80.7

(*) According to current legislation, the accounting balance of subordinated debt as of December 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 42,686,968.

On December 12, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED issued perpetual subordinated notes/AT1, in the total amount of R$ 4,135,000. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	125

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	42,000	2011	2018	IGPM + 7%	64,115
	30,000			IPCA + 7.53% to 7.7%	50,499
	6,373,127	2012	2018	108% to 113% of CDI	7,346,546
	460,645			IPCA + 4.4% to 6.58%	804,432
	3,782,100			100% of CDI + 1.01% to 1.32%	3,888,194
	112,000			9.95% to 11.95%	192,443
	2,000	2011	2019	109% to 109.7% of CDI	3,982
	1,000	2012	2019	110% of CDI	1,957
	12,000			11.96%	23,385
	100,500			IPCA + 4.7% to 6.3%	173,364
	1,000	2012	2020	111% of CDI	1,969
	20,000			IPCA + 6% to 6.17%	40,303
	6,000	2011	2021	109.25% to 110.5% of CDI	12,283
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,198,804
	20,000			IGPM + 4.63%	26,382
				Total	16,828,658
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,343,100
	1,000,000		2021	5.75%	3,428,645
	750,000	2011	2021	5.75% to 6.2%	2,463,150
	550,000	2012	2021	6.2%	1,819,400
	2,625,000		2022	5.5% to 5.65%	8,836,595
	1,870,000		2023	5.13%	6,214,169
				Total	26,105,059

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	120,031
	41,528,200		2033	3.5% to 4.5%	220,122
	110,390,929		2033	4.8%	858,315
	98,151,772	2009	2035	4.8%	781,329
	2,000,000		2019	10.7%	2,604
	94,500,000		2019	IPC + 2%	119,957
	11,311,860	2010	2032	4.4%	75,419
	24,928,312		2035	3.9%	173,464
	125,191,110		2036	4.4%	825,241
	87,087,720		2038	3.9%	601,000
	68,060,124		2040	4.1%	462,679
	33,935,580		2042	4.4%	225,595
	104,000,000	2013	2023	IPC + 2%	118,265
	146,000,000		2028	IPC + 2%	166,082
	510,107,100	2014	2024	LIB + 4%	569,911
	47,831,440		2034	3.8%	293,777
				Total	5,613,791
Debt instruments eligible as capital - USD
	1,250,000	2017		6.12%	4,148,367
				Total	4,148,367

Total					52,695,875

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities of 31 to 180 days (R$ 354,914 at 12/31/2016) and over 365 days amounting to R$ 26,105,059 (R$ 25,348,101 at 12/31/2016), totaling R$ 26,105,059 (R$ 25,703,015 at 12/31/2016) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 4,148,367.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	126

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Unearned premiums	1,882,683	2,203,749	14,988	16,636	-	-	1,897,671	2,220,385
Mathematical provision of benefits to be granted and benefits granted	174,259	23,909	175,991,545	148,341,498	-	-	176,165,804	148,365,407
Redemptions and other unsettled amounts	11,228	10,739	264,295	209,921	-	-	275,523	220,660
Financial surplus	1,837	1,714	603,616	581,302	-	-	605,453	583,016
Unsettled claims	559,924	768,957	34,324	22,788	-	-	594,248	791,745
Claims / events incurred but not reported	400,952	435,340	26,895	26,816	-	-	427,847	462,156
Administrative and related expenses	27,948	39,062	94,725	71,208	11,368	15,718	134,041	125,988
Mathematical provision for capitalization and redemptions	-	-	-	-	3,269,426	3,105,812	3,269,426	3,105,812
Raffles payable and to be held	-	-	-	-	20,204	24,842	20,204	24,842
Other provisions(1)	125,554	599,214	230,838	156,174	253	260	356,645	755,648
Total (2)	3,184,385	4,082,684	177,261,226	149,426,343	3,301,251	3,146,632	183,746,862	156,655,659

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular nº. 517, of July 30, 2015;
(2)	This table covers the amendments established by SUSEP Circular nº. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	127

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Interbank investments – money market	687,150	922,814	1,148,776	1,094,525	1,421,400	1,479,859	3,257,326	3,497,198
Securities and derivative financial instruments	1,686,169	1,975,385	177,270,545	149,474,438	2,051,241	1,880,810	181,007,955	153,330,633
PGBL / VGBL fund quotas (1)	-	-	169,177,514	142,080,715	-	-	169,177,514	142,080,715
Government securities - domestic	-	-	146,176,158	113,386,189	-	-	146,176,158	113,386,189
National treasury bills	-	-	58,172,663	37,657,447	-	-	58,172,663	37,657,447
National treasury notes	-	-	41,209,530	35,653,890	-	-	41,209,530	35,653,890
Financial treasury bills	-	-	34,598,820	22,997,954	-	-	34,598,820	22,997,954
Repurchase agreements	-	-	12,195,145	17,076,898	-	-	12,195,145	17,076,898
Financial Treasury Bills	-	-	50,211	1,013,230	-	-	50,211	1,013,230
National Treasury Bills	-	-	10,319,654	11,140,553	-	-	10,319,654	11,140,553
National Treasury Notes	-	-	1,825,280	4,923,115	-	-	1,825,280	4,923,115
Corporate securities	-	-	22,724,144	28,434,397	-	-	22,724,144	28,434,397
Bank deposit certificates	-	-	316,405	1,341,959	-	-	316,405	1,341,959
Debentures	-	-	1,202,552	1,780,285	-	-	1,202,552	1,780,285
Shares	-	-	1,654,336	873,158	-	-	1,654,336	873,158
Promissory notes	-	-	391,323	-	-	-	391,323	-
Financial treasury bills	-	-	17,545,555	22,855,410	-	-	17,545,555	22,855,410
Others	-	-	31,520	83,148	-	-	31,520	83,148
Bank Deposit Certificates	-	-	1,582,453	1,500,437	-	-	1,582,453	1,500,437
Debentures	-	-	1,582,453	1,500,437	-	-	1,582,453	1,500,437
PGBL / VGBL fund quotas	-	-	362,458	349,988	-	-	362,458	349,988
Derivative financial instruments	-	-	(115,798)	30,316	-	-	(115,798)	30,316
Loans for shares	-	-	55,098	23,835	-	-	55,098	23,835
Accounts receivable / (payable)	-	-	(24,546)	(144,010)	-	-	(24,546)	(144,010)
Other assets	1,686,169	1,975,385	8,093,031	7,393,723	2,051,241	1,880,810	11,830,441	11,249,918
Government	697,056	1,022,093	7,834,256	6,200,269	324,780	390,942	8,856,092	7,613,304
Private	989,113	953,292	258,775	1,193,454	1,726,461	1,489,868	2,974,349	3,636,614
Receivables from insurance and reinsurance operations (2)	1,061,839	1,216,692	-	-	-	-	1,061,839	1,216,692
Credit rights	922,341	919,753	-	-	-	-	922,341	919,753
Commercial – extended guarantee	88,902	244,899	-	-	-	-	88,902	244,899
Reinsurance	50,596	52,040	-	-	-	-	50,596	52,040
Total	3,435,158	4,114,891	178,419,321	150,568,963	3,472,641	3,360,669	185,327,120	158,044,523

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts (Note 11a);
(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	128

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Financial income related to insurance, pension plan and
capitalization operations	174,149	-	174,149	351,267	-	351,267	44,312	-	44,312	281,292	-	281,292	141,136	233,768	359,597	866,327
Financial income	199,810	-	199,810	384,630	-	384,630	14,751,102	-	14,751,102	17,832,550	-	17,832,550	326,797	439,101	15,277,709	18,656,281
Financial expenses	(25,661)	-	(25,661)	(33,363)	-	(33,363)	(14,706,790)	-	(14,706,790)	(17,551,258)	-	(17,551,258)	(185,661)	(205,333)	(14,918,112)	(17,789,954)
Operating income related to insurance, pension plan and
capitalization operations	3,184,550	(1,892)	3,182,658	2,848,579	(21,298)	2,827,281	273,058	(3,744)	269,314	580,898	(1,137)	579,761	566,060	624,640	4,018,032	4,031,682
Premiums and contributions	4,059,916	(34,735)	4,025,181	4,302,015	(90,979)	4,211,036	22,854,224	(3,744)	22,850,480	20,547,454	(3,210)	20,544,244	2,816,941	2,854,850	29,692,602	27,610,130
Changes in technical provisions	621,642	(4,291)	617,351	748,452	(9,298)	739,154	(22,495,675)	-	(22,495,675)	(19,904,546)	-	(19,904,546)	4,350	2,463	(21,873,974)	(19,162,929)
Expenses for claims, benefits, redemptions and raffles	(1,228,996)	36,913	(1,192,083)	(1,557,945)	73,134	(1,484,811)	(79,126)	-	(79,126)	(53,549)	486	(53,063)	(2,261,441)	(2,236,250)	(3,532,650)	(3,774,124)
Selling expenses	(226,791)	221	(226,570)	(599,653)	5,845	(593,808)	(4,029)	-	(4,029)	(3,949)	-	(3,949)	(5,631)	(4,547)	(236,230)	(602,304)
Other operating revenues and expenses	(41,221)	-	(41,221)	(44,290)	-	(44,290)	(2,336)	-	(2,336)	(4,512)	1,587	(2,925)	11,841	8,124	(31,716)	(39,091)
Total income related to insurance, pension plan and capitalization operations	3,358,699	(1,892)	3,356,807	3,199,846	(21,298)	3,178,548	317,370	(3,744)	313,626	862,190	(1,137)	861,053	707,196	858,408	4,377,629	4,898,009

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	129

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. For effectiveness and validity of the agreement, it needs to be approved by the STF, which is expected to occur in the first half of 2018. As from that approval, the savers will have 24 months to adhere to the terms of the agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	130

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,493,532 (R$ 3,388,219 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 122,120 (R$ 78,507 at 12/31/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	131

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

	01/01 to 12/31/2017				01/01 to 12/31/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,172,432	7,232,098	259,138	12,663,668	11,493,615
Effect of change in consolidation criteria	(1,392)	-	-	(1,392)	-
Balance arising from the merger with Corpbanca (Note 2c)	-	-	-	-	140,132
Balance arising from the acquisition of Citibank operations	38,702	283,525	-	322,227	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(256,104)	(1,065,666)	-	(1,321,770)	(1,325,461)
Subtotal	4,953,638	6,449,957	259,138	11,662,733	10,308,286
Monetary restatement/charges	98,890	612,811	-	711,701	872,400
Changes in the period reflected in results (Notes 13f and 13i)	1,419,731	2,357,434	(108,453)	3,668,712	4,179,785
Increase (*)	1,961,939	2,592,298	4,125	4,558,362	5,044,103
Reversal	(542,208)	(234,864)	(112,578)	(889,650)	(864,318)
Payment	(1,415,830)	(3,135,138)	-	(4,550,968)	(4,018,573)
Subtotal	5,056,429	6,285,064	150,685	11,492,178	11,341,898
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	243,221	997,546	-	1,240,767	1,321,770
Closing balance	5,299,650	7,282,610	150,685	12,732,945	12,663,668
Closing balance at 12/31/2016	5,172,432	7,232,098	259,138	12,663,668
Escrow deposits at 12/31/2017	1,456,521	2,200,012	-	3,656,533
Escrow deposits at 12/31/2016	1,541,137	2,336,935	-	3,878,072

(*) Civil provisions include the provision for economic plans amounting to R$ 184,448 (R$ 408,129 from 01/01 to 12/31/2016) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	132

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

	01/01 to 12/31/2017			01/01 to 12/31/2016
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	4,625,198	3,619,951	8,245,149	7,500,534
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(68,734)	(68,734)	(64,548)
Subtotal	4,625,198	3,551,217	8,176,415	7,435,986
Monetary restatement / charges	235,546	378,254	613,800	736,114
Changes in the period reflected in results	(123,529)	96,629	(26,900)	67,618
Increase	128,397	323,609	452,006	286,413
Reversal	(251,926)	(226,980)	(478,906)	(218,795)
Payment (*)	(1,000)	(1,825,346)	(1,826,346)	(63,303)
Subtotal	4,736,215	2,200,754	6,936,969	8,176,415
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	66,190	66,190	68,734
Closing balance (Note 14c)	4,736,215	2,266,944	7,003,159	8,245,149
Closing balance at 12/31/2016 (Note 14c)	4,625,198	3,619,951	8,245,149

(*) Includes the adhesion to PERT (Special Tax Regularization Program) which allowed the use of deferred tax assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	133

	01/01 to 12/31/2017			01/01 to 12/31/2016
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,311,027	535,499	4,846,526	4,338,744
Appropriation of income	256,739	87,928	344,667	383,120
Changes in the period	(18,615)	15,637	(2,978)	124,662
Deposited	81,027	159,037	240,064	216,856
Withdrawals	(93,681)	(108,613)	(202,294)	(65,938)
Reversals to income	(5,961)	(34,787)	(40,748)	(26,256)
Closing balance	4,549,151	639,064	5,188,215	4,846,526
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(18,006)	(18,006)	-
Closing balance after relocated	4,549,151	621,058	5,170,209	4,846,526
Closing balance at 12/31/2016	4,311,027	535,499	4,846,526

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	134

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,289,324: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,272,798;

•	PIS and COFINS – Calculation basis – R$ 687,149: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 601,137.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	135

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,595,293 are described below:

•	INSS – Non-compensatory amounts – R$ 5,219,802: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,579,958: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,657,882: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,649,520: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,486,739: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,122,965: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 704,589 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,065,095 (R$ 1,127,821 at 12/31/2016) (Note 13a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	12/31/2017	12/31/2016
Securities (basically financial treasury bills – Note 7b)	961,548	950,173
Deposits in guarantee	4,585,457	4,536,941

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	136

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

e)	Programs for Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO conglomerate companies adhered to the Installment Payment Incentive Program – PPI, established by a number of Municipality Authorities, among which are São Paulo and Rio de Janeiro (Laws No. 16,680/17 and No. 6,156/17, respectively).

The programs permitted to regularize tax or other debts, with discounts on interest and fine amounts.

f)	Special Tax Regularization Program - PERT

In the federal levels, ITAÚ UNIBANCO conglomerate companies adhered to the Special Tax Regularization Program - PERT, established by Law No. 13,496, of October 24, 2017, related to tax and social security debts management by the Federal Revenue Service and by the General Attorney’s Office of the National Treasury.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	137

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2017	12/31/2016
Social contribution for offsetting (Note 14b I)	611,694	637,865
Taxes and contributions for offsetting	8,245,479	6,739,537
Escrow deposits for foreign fundraising program	606,054	854,828
Receivables from reimbursement of contingent liabilities (Note 12c)	1,065,095	1,127,821
Receivables from reimbursement of contingent liabilities	2,246,519	2,249,534
(Allowance for loan losses)	(1,181,423)	(1,121,713)
Sundry domestic debtors	2,546,801	1,616,453
Premiums from loan operations	316,097	849,655
Sundry foreign debtors	1,876,312	1,839,599
Retirement plan assets (Note 19)	1,066,667	1,113,473
Recoverable payments	46,984	32,355
Salary advances	117,631	55,529
Operations without credit granting characteristics	1,976,438	1,669,784
Securities and credits receivable	2,883,183	2,078,932
(Allowance for loan losses)	(906,745)	(409,148)
Other	922,179	572,516
Total	19,397,431	17,109,415

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,764,132 (R$ 1,465,928 at 12/31/2016) (Note 14b I) and Advance for future capital increase of (R$ 2,160,724 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	138

b)	Prepaid expenses

	12/31/2017	12/31/2016
Commissions (*)	561,852	1,175,287
Related to vehicle financing	44,835	92,627
Related to insurance and pension plan	71,513	238,015
Restricted to commissions / partnership agreements	6,905	30,598
Related to Payroll Loans	268,833	641,102
Other	169,766	172,945
Advertising	678,586	456,838
Other	1,122,211	851,551
Total	2,362,649	2,483,676

(*)	In the third quarter of 2017, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 331,904 (R$ 226,949 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	139

c)	Other sundry liabilities

	12/31/2017	12/31/2016
Liabilities from Payment Transactions (Note 4e)	37,101,553	29,998,035
Liabilities from transactions related to credit assignments (Note 8f)	4,930,715	5,710,579
Provisions for sundry payments	3,662,060	5,984,451
Sundry creditors - foreign	3,374,971	2,779,708
Sundry creditors - local	2,153,365	2,604,844
Provision financial guarantees provided (Note 8c)	1,949,644	1,445,445
Personnel provision	1,547,944	1,403,531
Creditors of funds to be released	1,134,248	935,865
Liabilities for official agreements and rendering of payment services	984,626	864,244
Provision for health insurance (*)	842,204	742,046
Provision for retirement plan benefits (Note 19)	721,285	749,735
Provision for Citibank integration expenditures	504,300	-
Liabilities for purchase of assets and rights	174,550	178,661
Related to insurance operations	167,192	224,180
Funds from consortia participants	101,676	84,171
Liabilities from sales operations or transfer of financial assets	36,463	38,162
Other	891,836	1,086,827
Total	60,278,632	54,830,484

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	140

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Asset management	5,510,663	4,811,462
Funds management fees	4,882,429	4,136,416
Consortia management fees	628,234	675,046
Current account services	748,894	818,147
Credit cards	10,560,346	10,192,456
Relationship with stores	10,560,290	10,175,778
Credit card processing	56	16,678
Sureties and credits granted	2,608,768	2,508,386
Loan operations	1,091,230	1,046,548
Guarantees provided	1,517,538	1,461,838
Receipt services	1,628,574	1,557,700
Collection fees	1,376,757	1,314,114
Collection services	251,817	243,586
Other	2,835,200	2,719,269
Custody services and management of portfolio	407,299	365,044
Economic and financial advisory	676,120	606,987
Foreign exchange services	118,896	93,440
Other services	1,632,885	1,653,798
Total	23,892,445	22,607,420

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	141

e)	Income related to bank charges

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Loan operations / registration	875,827	830,778
Credit cards – annual fees and other services	3,566,610	3,203,539
Deposit account	196,094	176,539
Transfer of funds	302,363	249,142
Income related to securities brokerage	767,792	454,641
Service package fees	6,201,062	5,706,140
Total	11,909,748	10,620,779

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	142

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Compensation	(9,294,958)	(8,890,492)
Charges	(2,831,954)	(2,566,433)
Welfare benefits (Note 19)	(3,409,481)	(2,640,029)
Training	(231,704)	(193,096)
Labor claims and termination of employees (Note 12b)	(2,814,643)	(3,518,026)
Stock Option Plan	(234,119)	(306,172)
Total	(18,816,859)	(18,114,248)
Employees’ profit sharing	(3,534,064)	(3,306,221)
Total including employees’ profit sharing	(22,350,923)	(21,420,469)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Data processing and telecommunications	(4,151,826)	(3,966,513)
Depreciation and amortization	(2,282,514)	(2,202,318)
Installations	(3,131,804)	(3,065,362)
Third-party services	(4,197,480)	(4,395,246)
Financial system services	(794,460)	(693,036)
Advertising, promotions and publication	(1,095,420)	(973,199)
Transportation	(338,679)	(391,338)
Materials	(349,974)	(313,495)
Security	(723,148)	(716,094)
Travel expenses	(213,704)	(197,998)
Other	(1,200,719)	(1,159,096)
Total	(18,479,728)	(18,073,695)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	143

h)	Other operating revenue

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Reversal of operating provisions	54,364	44,351
Recovery of charges and expenses	119,041	170,806
Program for Settlement or Installment Payment of Federal (Note 12e)	-	13,344
Other	1,003,851	576,237
Total	1,177,256	804,738

i)	Other operating expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Provision for contingencies (Note 12b)	(1,443,944)	(1,528,312)
Civil lawsuits	(1,419,731)	(1,241,138)
Tax and social security contributions	(132,666)	(295,800)
Other	108,453	8,626
Selling - credit cards	(3,351,237)	(2,802,668)
Claims	(310,401)	(295,549)
Impairment – Operations with no Credit Granting Characteristics	(553,552)	-
Impairment – Other receivables Sundry	(249,284)	-
Provision for health insurance (Note 13c)	(100,157)	(25,704)
Refund of interbank costs	(305,909)	(307,931)
Provision for Citibank integration expenditures	(504,300)	-
Program for Cash or Installment Payment of Federal Taxes	(1,110,776)	(927,301)
Other	(2,798,426)	(2,186,522)
Total	(10,727,986)	(8,073,987)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	144

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

Due on operations for the period	01/01 to 12/31/2017	01/01 to 12/31/2016
Income before income tax and social contribution	32,890,984	35,958,472
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(14,800,943)	(16,181,312)
Increase / decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	176,337	171,992
Foreign exchange variations on investments abroad	397,306	(4,312,739)
Interest on capital	3,873,196	3,616,794
Corporate reorganizations (Note 4r)	627,849	627,847
Dividends and interest on external debt bonds	420,235	364,615
Other nondeductible expenses net of non taxable income (*)	4,148,404	11,210,105
Income tax and social contribution expenses	(5,157,616)	(4,502,698)
Related to temporary differences
Increase (reversal) for the period	(3,779,316)	(9,769,464)
Increase (reversal) of prior periods	68,033	62,107
(Expenses)/Income related to deferred taxes	(3,711,283)	(9,707,357)
Total income tax and social contribution expenses	(8,868,899)	(14,210,055)

(*)	Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	12/31/2017	12/31/2016
PIS and COFINS	(5,297,536)	(6,208,791)
ISS	(1,117,878)	(1,040,383)
Other	(620,504)	(728,698)
Total (Note 4p)	(7,035,918)	(7,977,872)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 374,759 (R$ 386,819 at 12/31/2016) and are mainly composed of PIS and COFINS.

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force:

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	145

b)	Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2016	12/31/2017	12/31/2016	Realization / Reversal	Increase (3)	12/31/2017
Reflected in income and expense accounts			51,173,199	(16,409,757)	14,312,765	49,076,207
Related to income tax and social contribution loss carryforwards			5,867,580	(202,268)	619,239	6,284,551
Related to disbursed provisions			29,639,070	(9,251,812)	6,994,323	27,381,581
Allowance for loan losses			26,713,660	(8,902,690)	6,118,428	23,929,398
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,665	(104,665)	210,561	210,561
Allowance for real estate			188,993	(113,921)	102,239	177,311
Goodwill on purchase of investments			541,445	(108,431)	219,883	652,897
Other			2,090,307	(22,105)	343,212	2,411,414
Related to non-disbursed provisions (1)	41,556,545	37,739,945	15,666,549	(6,955,677)	6,699,203	15,410,075
Related to the operation	31,116,896	27,629,789	11,490,689	(6,955,677)	6,357,539	10,892,551
Provision for contingent liabilities	15,930,507	12,950,235	5,706,449	(2,732,869)	2,221,708	5,195,288
Civil lawsuits	5,172,432	4,940,640	1,954,623	(575,944)	595,413	1,974,092
Labor claims	7,232,098	5,627,873	2,167,564	(1,232,591)	1,263,353	2,198,326
Tax and social security contributions	3,515,822	2,372,871	1,580,729	(923,546)	362,942	1,020,125
Other	10,155	8,851	3,533	(788)	-	2,745
Adjustments of operations carried out on the futures settlement market	1,289,343	930,178	537,938	(269,729)	31,545	299,754
Legal obligation - tax and social security contributions	2,371,055	2,374,018	389,059	(557,946)	657,677	488,790
Provision related to health insurance operations	742,046	842,204	296,604	-	43,987	340,591
Other non-deductible provisions	10,783,945	10,533,154	4,560,639	(3,395,133)	3,402,622	4,568,128
Related to Additional Provisions in Relation to the Minimum Required Not Disbursed - Loan Losses, including Financial Guarantees Provided.	10,439,649	10,110,156	4,175,860	-	341,664	4,517,524
Provision for Financial Guarantees Provided (Note 8c)(2)	1,445,445	1,949,644	650,450	-	226,890	877,340
Additional allowance	8,994,204	8,160,512	3,525,410	-	114,774	3,640,184
Reflected in stockholders' equity accounts			2,884,425	(1,146,106)	156,853	1,895,172
Corporate reorganizations (Note 4r)	3,692,905	1,846,293	1,255,588	(627,849)	-	627,739
Adjustment to market value of available-for-sale securities	1,523,673	371,991	685,654	(518,257)	-	167,397
Provision for retirement plan benefits	-	1,625	-	-	731	731
Cash flow hedge and hedge of net investment in foreign operation	2,505,143	2,748,262	943,183	-	156,122	1,099,305
Total (4)	49,278,266	42,708,116	54,057,624	(17,555,863)	14,469,618	50,971,379
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			637,865	(26,171)	-	611,694

(1) From a financial point of view, rather than recording the provision of R$ 37, 739, 945 (R$ 41,556,545 at 12/31/2016) and deferred tax assets of R$ 15,410,075 (R$ 15,666,549 at 12/31/2016), only net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 50,971,379 (R$ 54,057,624 at 12/31/2016) to R$ 35,561,304 (R$ 38,391,075 at 12/31/2016);

(2) Comprises the recognition of deferred tax assets of R$ 180,738 arising from the initial application of CMN Resolution no. 4,512/16 recorded in Retained Earnings / Accumulated Losses in Stockholders’ Equity;

(3) Includes balances arising from the acquisition of Citibank operations R$ 726,694.

(4) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution no. 4,441/15 and Circular no. 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 360,618 (R$ 220,426 at 12/31/2016) and are mainly represented by Tax Loss Carryforwards of R$ 56,569 (R$ 37,801 at 12/31/2016), Provisions for Escrow Accounts of R$ 117,082 (R$ 117,126 at 12/31/2016), Administrative Provisions of R$ 96,736 (R$ 45,233 at 12/31/2016), Provisions for Legal, Tax and Social Security Risks of R$ 16,856 (R$ 10,338 at 12/31/2016), the realization of which is contingent upon the outcome of the respective lawsuits. Provision for Pension Plan Benefits of R$ 48,284, Allowance for Loan Losses of R$ 21,259, and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of (R$ 7,520 at December 31, 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	146

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

		Realization /
	12/31/2016	Reversal	Increase	12/31/2017

Reflected in income and expense accounts	12,561,946	(8,700,382)	9,502,611	13,364,175
Depreciation in excess – leasing	935,600	(332,042)	9,790	613,348
Restatement of escrow deposits and contingent liabilities	1,193,238	(181,124)	267,605	1,279,719
Provision for pension plan benefits	233,114	-	70,918	304,032
Adjustments to market value of securities and derivative financial instruments	8,178,341	(8,178,342)	8,498,726	8,498,725
Adjustments of operations carried out on the future settlement market	1,210,342	-	365,374	1,575,716
Taxation of results abroad – capital gains	1,787	-	529	2,316
Other	809,524	(8,874)	289,669	1,090,319
Reflected in stockholders’ equity accounts	393,574	(177,198)	17,227	233,603
Adjustments to market value of available-for-sale securities	358,924	(151,809)	17,227	224,342
Provision for pension plan benefits (*)	34,650	(25,389)	-	9,261
Total	12,955,520	(8,877,580)	9,519,838	13,597,778

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 78,627 (R$ 148,273 at 12/31/2016) and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 73,383 (R$ 137,742 at 12/31/2016) and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5,243 (R$ 5,223 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	147

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2017, are:

	Deferred tax assets								Provision for
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	deferred income tax and social contribution	%	Net deferred taxes	%

2018	25,982,820	58%	2,739,764	44%	28,722,584	56%	7,060	1%	(1,362,831)	10%	27,366,813	72%
2019	10,833,130	24%	134,384	2%	10,967,514	21%	10,480	2%	(5,178,219)	38%	5,799,775	15%
2020	1,759,367	4%	634,883	10%	2,394,250	5%	422,717	69%	(2,226,919)	17%	590,048	2%
2021	1,333,809	3%	594,408	9%	1,928,217	4%	171,437	28%	(1,932,889)	14%	166,765	0%
2022	766,272	2%	757,059	12%	1,523,331	3%	-	0%	(812,936)	6%	710,395	2%
after 2022	4,011,429	9%	1,424,054	23%	5,435,483	11%	-	0%	(2,083,984)	15%	3,351,499	9%
Total	44,686,827	100%	6,284,552	100%	50,971,379	100%	611,694	100%	(13,597,778)	100%	37,985,295	100%
Present value (*)	41,692,126		5,573,010		47,265,136		544,439		(12,099,013)		35,710,562

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law nº. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 12/31/2017 and 12/31/2016, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	148

c)	Tax and social security contributions

	12/31/2017	12/31/2016
Taxes and contributions on income payable	3,652,003	2,239,654
Taxes and contributions payable	3,190,489	2,475,547
Provision for deferred income tax and social contribution (Note 14b II)	13,597,778	12,955,520
Legal liabilities – tax and social security (Note 12b)	4,736,215	4,625,198
Total	25,176,485	22,295,919

At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 175,279 (R$ 332,593 at 12/31/2016) and is mainly comprised of taxes and contributions on income payable of R$ 82,009 (R$ 170,601 at 12/31/2016) and provision for deferred income tax and social contribution R$ 78,627 (R$ 148,273 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	149

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2017	12/31/2016
Taxes paid or provided for	16,856,898	16,136,908
Taxes withheld and collected from third parties	17,581,848	16,694,904
Total	34,438,746	32,831,812

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	150

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2016					Changes 12/31/2017
		Book value							Equity in earnings of subisidiaries
Companies	Functional currency	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2016	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings / (Losses)	Adjustments under investor criteria (1)	Unrealized results	Total	Exchange Variation - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 12/31/2017	Equity in earnings of subsidiaries from 01/01 to 12/31/2016
Domestic		82,756,794	180,128	(265,314)	11,615	82,683,223	(6,336)	(26,055,320)	18,443,144	256,360	33,685	18,733,189	287,331	209,864	(416,806)	75,435,145	16,912,939
Itau Unibanco S.A.		69,303,215	163,163	(226,977)	11,615	69,251,016	(6,336)	(23,811,920)	15,269,825	221,103	71,047	15,561,975	288,493	206,008	-	61,489,236	13,429,729
Banco Itaucard S.A. (4)		7,516,728	1,522	(5,287)	-	7,512,963	-	(1,038,405)	2,033,669	1,512	(48,211)	1,986,970	(287)	34,644	-	8,495,885	2,037,173
Banco Itau BBA S.A.		2,776,358	13,399	(33,050)	-	2,756,707	-	(754,662)	594,374	28,157	10,849	633,380	(1,047)	(25,277)	(416,806)	2,192,295	904,587
Itau BBA Participagoes S.A.		1,798,400		-	-	1,798,400	-	(2,793)	274,007	-	-	274,007	172	(2)	-	2,069,784	262,282
Itau Corretora de Valores S.A. (4)		1,362,080	2,044	-	-	1,364,124	-	(447,537)	271,265	5,588	-	276,853	-	(5,509)	-	1,187,931	279,164
Itau Seguros S.A.		13	-	-	-	13	-	(3)	4	-	-	4	-	-	-	14	4
Foreign		6,443,364	-	39	417,710	6,861,113	(45,158)	(154,115)	83,355	-	(11,544)	71,811	562,208	2,097	26	7,297,982	(854,114)
Itau Corpbanca (5)	Chilean peso	3,352,180	-	23	417,710	3,769,913	(45,158)	(653)	(125,231)	-	(14)	(125,245)	351,329	(8,924)	-	3,941,262	(432,351)
BICSA Holdings, LTD.	Chilean peso	1,700,890	-	16	-	1,700,906	-	-	(94,479)	-	(11,534)	(106,013)	169,140	(12)	-	1,764,021	(319,130)
Banco Itau Uruguay S.A.	Uruguayan peso	1,156,119	-	-	-	1,156,119	-	(83,051)	204,562	-	-	204,562	35,140	11,080	-	1,323,850	(65,986)
OCA S.A.	Uruguayan peso	230,073	-	-	-	230,073	-	(69,387)	98,266	-	4	98,270	6,622	(47)	3,318	268,849	45,962
ACO Ltda. (6)	Uruguayan peso	4,102	-	-	-	4,102	-	(1,024)	237	-	-	237	(23)	-	(3,292)	-	(432)
Itau Chile Holdings, INC. (7)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,471
Banco Itau Chile (8)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(85,648)
Grand total		89,200,158	180,128	(265,275)	429,325	89,544,336	(51,494)	(26,209,435)	18,526,499	256,360	22,141	18,805,000	849,539	211,961	(416,780)	82,733,127	16,058,825

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2)	Dividends approved and not paid are recorded as Dividends receivable;

(3)	Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;

(4)	In 2016 the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(5)	Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;

(6)	Company incorporated on December 01, 2017;

(7)	Company liquidated on February 29, 2016;

(8)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

		Stockholders'	Net income	Number of shares/quotas owned by ITAU UNIBANCO HOLDING			Equity share in voting capital	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itau Unibanco S.A.	47,425,425	61,639,515	15,269,825	2,396,347,872	2,320,862,580	-	100.00	100.00
Banco Itaucard S.A.	3,754,600	8,549,382	2,033,669	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itau BBA S.A.	1,405,739	2,214,497	594,374	4,474,435	4,474,436	-	99.99	99.99
Itau BBA Participações S.A.	1,328,562	2,069,784	274,007	548,954	1,097,907	-	100.00	100.00
Itau Corretora de Valores S.A.	802,482	1,187,931	271,265	27,482,523	811,503	-	99.99	99.99
Itau Seguros S.A.	3,652,139	5,481,458	1,652,860	450	1	-	0.01	0.01
Foreign
Itau CorpBanca	10,025,731	15,895,671	(557,799)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,094,487	1,775,555	(94,479)	-	-	330,860,746	99.99	99.99
Banco Itau Uruguay S.A.	513,044	1,323,850	204,562	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,275	268,849	98,266	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	151

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 12/31/2017		12/31/2017
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					5,151,503	563,898
BSF Holding S.A (1a)	49.00%	49.00%	2,096,749	232,649	1,167,892	109,475
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	122,451	(41,979)	170,950	(20,989)
IRB-Brasil Resseguros S.A. (2) (3)	11.20%	11.20%	3,550,438	987,429	402,132	129,645
Porto Seguro Itaú Unibanco Participações S.A.(2) (4)	42.93%	42.93%	4,750,355	796,590	2,039,489	342,995
Others (5a) (6)					1,371,040	2,772
Foreign - Other (7)					2,466	810
Total					5,153,969	564,708

	% participation at 12/31/2016		12/31/2016
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					4,428,854	544,048
BSF Holding S.A (1a)	49.00%	49.00%	2,066,569	396,345	1,324,624	194,209
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	132,429	(48,768)	188,131	(24,384)
IRB-Brasil Resseguros S.A. (2) (4)	15.01%	15.01%	3,229,829	744,392	477,641	109,459
Porto Seguro Itaú Unibanco Participações S.A. (2) (4)	42.93%	42.93%	4,255,649	599,276	1,827,094	257,260
Others (5b) (6)					611,364	7,504
Foreign - Other (7)					1,768	248
Total					4,430,622	544,296

(1)	Includes goodwill in the amount of a) R$ 140,485 (R$ 219,756 at 12/31/2016) and b) R$ 109,724 (R$ 121,916 at 12/31/2016);

(2)	For the purpose of accounting for participation in earnings, the position at 11/30/2017 and 11/30/2016, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;

(3)	Investments partially sold on 07/28/2017 and 08/28/2017;

(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;

(5)	a) Includes companies Gestora de Inteligência de Crédito S.A, Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A which are started under the equity accounting and companies Gipar S.A, Intercement Brasil S.A. and Companhia Brasileira de Securitização, which are not started under the equity accounting. b) Includes companies Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A. which are started under the equity accounting and Intercement Brasil S.A., which are not started under the equity accounting;

(6)	Includes equity in earnings not arising from net income;

(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

III)	Other investments

	12/31/2017	12/31/2016
Other investments	513,659	721,273
Shares and quotas	23,776	53,285
Investments through tax incentives	201,676	201,625
Equity securities	12,369	12,369
Other	275,838	453,994
(Allowance for loan losses)	(208,826)	(208,824)
Total	304,833	512,449
Equity - Other investments	62,285	22,765

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	152

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real estate in use (2) (3)		Other fixed assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	384,244	978,199	3,098,098	1,858,065	1,902,452	1,203,918	6,282,873	1,075,071	16,782,920
Acquisitions	301,837	350	304	146,705	7,167	111,285	293,465	82,224	943,337
Disposals	-	(1,404)	(69,398)	(46,162)	(1,325)	(14,353)	(285,119)	(20,280)	(438,041)
Exchange variation	38	3,469	5,475	36,046	14,192	(11,331)	5,020	2,248	55,157
Transfers	(320,372)	-	86,035	122,199	26,127	-	85,995	-	(16)
Other	(43)	(5,281)	(13,932)	86,590	7,058	(138,241)	65,313	9,952	11,416
Balance at 12/31/2017	365,704	975,333	3,106,582	2,203,443	1,955,671	1,151,278	6,447,547	1,149,215	17,354,773

Depreciation
Balance at 12/31/2016	-	-	(1,840,685)	(1,113,157)	(987,264)	(674,566)	(4,701,497)	(654,242)	(9,971,411)
Depreciation expenses	-	-	(79,786)	(210,965)	(154,413)	(103,666)	(646,607)	(105,484)	(1,300,921)
Disposals	-	-	15,989	28,581	492	6,478	255,338	18,827	325,705
Exchange variation	-	-	669	(12,524)	11,457	28,932	(16,986)	(4,159)	7,389
Other	-	-	10,778	(66,515)	(21,284)	29,140	35,620	(8,326)	(20,587)
Balance at 12/31/2017	-	-	(1,893,035)	(1,374,580)	(1,151,012)	(713,682)	(5,074,132)	(753,384)	(10,959,825)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2017	365,704	975,333	1,213,547	828,863	804,659	437,596	1,373,415	395,831	6,394,948
Balance at 12/31/2016	384,244	978,199	1,257,413	744,908	915,188	529,352	1,581,376	420,829	6,811,509

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 180,935 achievable by 2019;
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d);
(3)	Includes the amount of R$ 3,292 (R$ 3,808 at 12/31/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	153

II)	Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Acquisitions	Amortization expenses	Exchange variation	Other (*)	Balance at 12/31/2017
Goodwill (Notes 2b and 4j)	10 years	1,397,867	245,500	(176,370)	1,102	(16,290)	1,451,809

(*) Amount allocated to intangible assets, based on the appraisal report for the goodwill on Recovery.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	154

III)	Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services (5)	Acquisition of software	Development of software	Goodwill on acquisition (Note 4k)	Other intangible assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,777,945	3,525,383	7,790,077	1,012,930	18,898,063
Acquisitions	345,296	18,000	1,205,733	350,170	388,004	-	2,307,203
Disposals	(328,582)	(16,416)	-	(760)	(21,612)	-	(367,370)
Exchange variation	-	26,297	(76,534)	-	650,931	33,506	634,200
Other (5)	(2,147)	677,821	(404,834)	477,783	177,296	1,432	927,351
Balance at 12/31/2017	1,059,890	2,452,107	4,502,310	4,352,576	8,984,696	1,047,868	22,399,447

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,698,940)	(532,796)	(1,045,762)	(450,057)	(4,656,817)
Amortization expenses (3)	(214,778)	(272,508)	(494,977)	(446,323)	(857,002)	(27,166)	(2,312,754)
Disposals	309,682	16,416	-	(6,350)	21,612	-	341,360
Exchange variation	-	(18,070)	80,094	-	(105,950)	(27,095)	(71,021)
Other (5)	(11,506)	1,752	118,648	(281,770)	(149,713)	-	(322,589)
Balance at 12/31/2017	(471,372)	(646,902)	(1,995,175)	(1,267,239)	(2,136,815)	(504,318)	(7,021,821)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(334,569)	-	-	(406,276)
Additions / assumptions	-	-	-	(14,266)	-	-	(14,266)
Disposals	18,528	-	(1,107)	6,360	-	-	23,781
Balance at 12/31/2017	-	-	(54,286)	(342,475)	-	-	(396,761)

Book value
Balance at 12/31/2017	588,518	1,805,205	2,452,849	2,742,862	6,847,881	543,550	14,980,865
Balance at 12/31/2016	472,025	1,371,913	2,025,826	2,658,018	6,744,315	562,873	13,834,970

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 984,169 achievable by 2020;
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations;
(4)	Pursuant to BACEN Resolution nº. 3,566, of May 29, 2001 (Note 13i);
(5)	Reclassifications were made in the balances at December 31, 2017 (related to the acquired deposits portfolio) aiming at permitting the proper presentation of operation balances, in accordance with their respective accounting nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	155

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares held in treasury, without change to the capital stock, by capitalization amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

At the Meeting of the Board of Directors held on December 15, 2017, the cancellation of 31,793,105 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at December 31, 2016), of which R$ 65,482,470 (R$ 65,534,408 at December 31, 2016) refers to stockholders domiciled in the country and R$ 31,665,530 (R$ 31,613,592 at December 31, 2016) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
(-) Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	(31,793,105)	-	(31,793,105)
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	46,214,237	37,982,900	84,197,137	(3,089,464)
Exercised – granting of stock options	-	(28,008,923)	(28,008,923)	728,873
Disposals – stock option plan	-	(8,118,725)	(8,118,725)	321,925
(-) Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	(31,793,105)	-	(31,793,105)	1,178,252
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,742,767)
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2017:

Cost / Market value	Common	Preferred
Minimum	37.06	33.48
Weighted average	37.06	36.25
Maximum	37.06	38.56
Treasury shares
Average cost	37.05	30.90
Market value	37.69	42.58

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	156

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	21,108,466
Adjustments:
(-) Legal reserve	(1,055,423)
Dividend calculation basis	20,053,043
Mandatory dividend	5,013,262
Dividends and Interest on Capital Paid/Provided for/Identified	17,557,262

II – Stockholders' compensation

	Gross	WTS	Net
Paid / Prepaid	3,665,940	(388,823)	3,277,117
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2017	1,073,786	-	1,073,786
Interest on capital - R$ 0.3990 per share, paid on 08/25/2017	2,592,154	(388,823)	2,203,331
Provided for (recorded in Other liabilities - Social and statutory)	1,876,548	(140,403)	1,736,145
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2018	97,637	-	97,637
Dividends declared - R$ 0.1304 per share	842,907	-	842,907
Interest on capital - R$ 0.1445 per share, credited on December 28, 2017 to be paid until April 30, 2018.	936,004	(140,403)	795,601
Identified in Revenue Reserve In Stockholders' Equity - R$ 2.1126 per share	13,657,985	(1,113,985)	12,544,000

Total from 01/01 to 12/31/2017	19,200,473	(1,643,211)	17,557,262
Total from 01/01 to 12/31/2016	11,573,623	(1,573,260)	10,000,363

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	157

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	12/31/2017	12/31/2016
Capital reserves	1,733,611	1,589,343
Premium on subscription of shares	283,512	283,512
Granted options recognized – law nº. 11,638, Share-based instruments and Share-based payment	1,448,994	1,304,726
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	33,806,424	24,687,292
Legal	8,892,923	7,837,500
Statutory:	11,255,516	11,799,845
Dividends equalization (1)	5,847,852	5,213,928
Working capital increase (2)	2,667,327	3,138,569
Increase in capital of investees (3)	2,740,337	3,447,348
Unrealized profits (4)	13,657,985	5,049,947

(1)	Reserve for dividends equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for working capital increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for increase in capital of investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on capital and dividends provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
ITAÚ UNIBANCO HOLDING	21,108,466	18,853,195	128,507,940	118,566,485
Amortization of goodwill	223,139	341,513	(365,787)	(538,741)
Corporate reorganizations (Note 4r)	1,846,612	1,846,612	(1,218,553)	(2,437,318)
Conversion adjustments of foreign investments (Note 4t)	786,334	597,805	-	-
Foreign exchange variations of investments	(5,775)	2,707,773	-	-
Hedge of net investments in foreign operations	1,381,995	(3,703,504)	-	-
Tax effects – hedge of net investments in foreign operations	(589,886)	1,593,536	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	23,964,551	21,639,125	126,923,600	115,590,426

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	12/31/2017	12/31/2016
Available-for-sale securities	(46,604)	(897,888)
Hedge cash flow	(1,407,664)	(1,253,776)
Remeasurements in liabilities of post-employment benefits	(835,364)	(824,133)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(296,866)	(414,982)
Asset valuation adjustments (*)	(2,586,498)	(3,390,779)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	158

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Itaú CorpBanca (Note 2c)	10,164,232	9,599,970	357,339	329,101
Itaú CorpBanca Colombia S.A. (Note 2c)	1,122,133	1,127,734	17,749	52,737
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	333,328	524,235	(93,465)	(119,128)
Banco Itaú Consignado S.A. (Note 2c)	-	-	-	(47,296)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	302,079	283,711	(69,033)	(48,327)
Other	91,962	89,302	(26,540)	(25,849)
Total	12,013,734	11,624,952	186,050	141,238

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	159

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2017, the accounting effect of the share-based payment in income was R$ (536,461) (R$ (590,925) from 01/01 to 12/31/2016).

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	160

	Simple options
		Weighted	Weighted
		average	average
	Quantity	exercise price	market value

Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,204,728)	41.11
Exercised	(20,485,872)	35.58	42.06
Closing balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.31
Granting 2012		30.45
Weighted average of the remaining contractual life (in years)	1.28

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	exercise price	market value

Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Closing balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	161

ll –	Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 12/31/2017 (R$ 19.45 per share at 12/31/2016).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(931,658)
Exercised	(7,523,051)
Balance at 12/31/2017	34,049,627
Weighted average of remaining contractual life (years)	2.46

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	162

III- Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.23 per share at 12/31/2017 (R$ 21.96 per share at 12/31/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(227,675)
Balance at 12/31/2017	20,819,982

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	163

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	164

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
				01/01 to	01/01 to				01/01 to	01/01 to
	Annual rate	12/31/2017	12/31/2016	12/31/2017	12/31/2016	Annual rate	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Interbank investments		82,680,699	68,408,020	5,577,467	6,898,946		-	-	-	-
Itaú Unibanco S.A.	100% Selic / 8.92% to	48,999,041	39,309,405	4,048,874	5,242,456		-	-	-	-
	8.97%
Agência Grand Cayman	5.83% to 6.3633%	9,162,033	9,028,492	534,761	584,706		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.202%	24,519,625	20,070,123	993,832	1,071,784		-	-	-	-
Loan operations		-	-	-	-		96,381	-	5,738	-
Alpargatas S.A.		-	-	-	-		96,381	-	5,738	-
Derivative financial instruments - assets		404,291	4,785	480	585		-	-	-	-
Fundo de Investimento Multimercado		404,291	4,785	480	585		-	-	-	-
Deposits		(22,917,703)	(13,110,202)	(378,507)	(404,048)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	3.01% to 4.16%	(22,917,703)	(13,110,202)	(378,507)	(404,048)		-	-	-	-
Derivative financial instruments - liabilities		(5,041,896)	(4,078,726)	-	(4,110,190)		-	-	-	-
Fundo de Investimento Multimercado		(5,041,896)	(4,078,726)	-	(4,110,190)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(46,542)	(89,216)	(5,319)	(18,626)
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	(12,547)	-	-
Duratex S.A.		-	-	-	-	97.5% to 100% of CDI	(21,881)	(17,576)	(2,067)	(3,653)
Elekeiroz S.A.		-	-	-	-	97.5% of CDI	(4,738)	(3,459)	(265)	(661)
Itautec S.A.		-	-	-	-	100.1% of CDI	(1,629)	(1,092)	(91)	(3,336)
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	-	(7,432)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(6,766)	(13,509)	(1,336)	(1,588)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		-	(24,425)	-	-
Other		-	-	-	-	60% to 100.1% of CDI	(11,528)	(16,608)	(1,560)	(1,956)
Debentures		(56,929)	(38,520)	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(56,929)	(38,520)	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(389)	(427)	(4,503)	(5,324)		(108,304)	(129,061)	40,288	28,497
Itaú Unibanco S.A.		-	(43)	(1)	(1)		-	-	-	-
Itaú Corretora de Valores S. A.		(388)	(384)	(4,502)	(4,373)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	6,208	2,794
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	202	248
Olimpia Promoção e Serviços S.A.		-	-	-	-		(2,246)	(1,852)	(22,551)	(24,549)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(106,134)	(127,301)	47,265	44,315
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		299	323	5,892	5,689
Other		(1)	-	-	(950)		(223)	(231)	3,272	-
Rent revenues (expenses)		-	-	(385)	(346)		-	-	(62,665)	(64,181)
Itaúsa Investimentos Itaú S.A.		-	-	(27)	(25)		-	-	(2,434)	(2,201)
Itaú Seguros S.A.		-	-	(274)	(245)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(48,601)	(44,078)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(11,266)	(12,573)
Other		-	-	(84)	(76)		-	-	(364)	(5,329)
Donation expenses		-	-	-	-		-	-	(103,477)	(93,846)
Instituto Itaú Cultural		-	-	-	-		-	-	(93,057)	(86,926)
Associação Itaú Viver Mais		-	-	-	-		-	-	(920)	(920)
Associação Cubo Coworking Itaú			-	-	-		-	-	(9,500)	(6,000)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (7,149) (R$ (5,310) from 01/01 to 12/31/2016) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	165

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Compensation	425,657	359,848
Board of Directors	59,438	31,565
Management members	366,219	328,283
Profit sharing	243,584	250,531
Board of Directors	3,107	1,904
Management members	240,477	248,627
Contributions to pension plans	9,133	12,065
Board of Directors	219	235
Management members	8,914	11,830
Stock option plan – Management members	219,983	262,526
Total	898,357	884,970

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	166

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Interbank deposits	29,048,477	22,690,342	29,112,205	22,729,229	63,728	38,887	63,728	38,887
Securities and derivative financial instruments	445,750,520	376,886,723	446,982,491	377,140,947	1,199,305	(1,072,883)	1,231,971	254,224
Adjustment of available-for-sale securities					372,445	(833,980)
Adjustment of held-to-maturity securities					826,860	(238,903)	1,231,971	254,224
Loan, lease and other credit operations	456,285,747	453,793,875	462,659,408	463,104,861	6,373,661	9,310,986	6,373,661	9,310,986
Investments
B3	14,610	14,610	249,707	180,868	235,097	166,258	235,097	166,258
Porto Seguro Itaú Unibanco Participações S.A. (2)	2,039,489	1,827,094	3,570,968	2,644,068	1,531,479	816,974	1,531,479	816,974
Funding and borrowing (3)	360,822,519	299,527,934	361,397,994	300,910,829	(575,475)	(1,382,895)	(575,475)	(1,382,895)
Subordinated debt (Note 10f)	52,695,875	57,420,075	53,855,629	58,061,440	(1,159,754)	(641,365)	(1,159,754)	(641,365)
Treasury shares	2,742,767	1,882,353	3,586,403	2,356,203	-	-	843,636	473,850

(1)	This does not consider the corresponding tax effects;
(2)	Parent company of Porto Seguro S.A;
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	167

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars nº. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	168

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Cost of current service	(69,283)	(61,605)	-	-	-	-	(69,283)	(61,605)
Net interest	(15,296)	(13,914)	75,874	239,137	(21,953)	(19,502)	38,625	205,721
Contribution	-	-	(91,124)	121,190	-	-	(91,124)	121,190
Benefits paid	-	-	-	-	14,538	13,018	14,538	13,018
Total Amounts Recognized	(84,579)	(75,519)	(15,250)	360,327	(7,415)	(6,484)	(107,244)	278,324

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 333,637 (R$ 339,310 from January 1 to December 31, 2016), of which R$ 91,124 (R$ 115,076 from January 1 to December 31, 2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
At the beginning of the period	(69,512)	(44,638)	(1,323,234)	(315,282)	(48,400)	(12,570)	(1,441,146)	(372,490)
Effects on asset ceiling	97,837	(633,085)	(385,859)	(1,244,021)	-	-	(288,022)	(1,877,106)
Remeasurements	11,521	608,211	339,414	236,069	(28,183)	(35,830)	322,752	808,450
Balance arising from the acquisition
of Citibank operations	(579)	-	-	-	-	-	(579)	-
Total Amounts Recognized	39,267	(69,512)	(1,369,679)	(1,323,234)	(76,583)	(48,400)	(1,406,995)	(1,441,146)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	169

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	170

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2017	12/31/2016
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)     The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2)     The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables;

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3)     The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4)     Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	171

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 12/31/2017 and 12/31/2016 the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2017	12/31/2016	12/31/2017	12/31/2016	2018 Target
Fixed income securities	16,851,242	15,134,389	95.81%	91.61%	53% to 100%
Variable income securities	18,986	684,786	0.11%	4.15%	0% to 20%
Structured investments	24,477	9,013	0.14%	0.05%	0% to 10%
Real estate	614,683	622,598	3.49%	3.77%	0% to 7%
Loans to participants	78,855	69,259	0.45%	0.42%	0% to 5%
Total	17,588,243	16,520,045	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11,614 (R$ 575,255 at 12/31/2016), and real estate rented to Group companies, with a fair value of R$ 530,998 (R$ 596,781 at 12/31/2016).

Fair value - the fair value of the plan assets is adjusted up to the balance sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2017	12/31/2016
1 - Net assets of the plans	17,588,243	16,520,045
2 - Actuarial liabilities	(14,490,671)	(13,722,927)
3- Surplus (1-2)	3,097,572	2,797,118
4- Asset restriction (*)	(3,217,227)	(3,008,536)
5 - Net amount recognized in the balance sheet (3-4)	(119,655)	(211,418)
Amount recognized in Assets (Note 13a)	344,907	317,192
Amount recognized in Liabilities (Note 13c)	(464,562)	(528,610)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	172

V- Changes in the net amount recognized in the balance sheet:

	12/31/2017
		Actuarial			Recognized
	Plan net assets	Liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(69,283)	(69,283)	-	(69,283)
Net interest (1)	1,638,738	(1,346,602)	292,136	(307,432)	(15,296)
Benefits paid	(1,141,459)	1,141,459	-	-	-
Contributions of sponsor	71,453	-	71,453	-	71,453
Contributions of participants	12,294	-	12,294	-	12,294
Effects on asset ceiling	-	-	-	97,837	97,837
Exchange variation	1,838	(6,307)	(4,469)	-	(4,469)
Remeasurements (2) (3)	485,334	(487,011)	(1,677)	904	(773)
Value at end of the period	17,588,243	(14,490,671)	3,097,572	(3,217,227)	(119,655)

	12/31/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(61,605)	(61,605)	-	(61,605)
Net interest (1)	1,483,119	(1,255,438)	227,681	(241,595)	(13,914)
Benefits paid	(1,060,058)	1,060,058	-	-	-
Contributions of sponsor	148,771	-	148,771	-	148,771
Contributions of participants	14,598	-	14,598	-	14,598
Effects on asset ceiling	-	-	-	(633,085)	(633,085)
Balance arising from the merger with Corpbanca
(Note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(8,540)	42,940	34,400	-	34,400
Remeasurements (2) (3)	2,308,754	(1,715,141)	593,613	-	593,613
Value at end of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 2,124,072 (R$ 3,791,023 at 12/31/2016).

During the period, contributions made totaled R$ 71,453 (R$ 148,771 from 01/01 to 12/31/2016). The contribution rate increases based on the beneficiary’s salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	740,200	5.11%	(268,981)
- Increase by 0.5%	(677,029)	(4.67)%	153,064

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	173

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2017			12/31/2016
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	1,287,213	(490,932)	796,281	2,228,597	(269,828)	1,958,769
Net interest	125,992	(50,118)	75,874	269,574	(30,437)	239,137
Contribution	(91,124)	-	(91,124)	121,190	-	121,190
Receivables – allocation of funds (*)	(12,826)	-	(12,826)	(514,863)	-	(514,863)
Effects on asset ceiling	(14,980)	(370,879)	(385,859)	(1,053,354)	(190,667)	(1,244,021)
Remeasurements	339,414	-	339,414	236,069	-	236,069
Amount - end of the period (Note 13a)	1,633,689	(911,929)	721,760	1,287,213	(490,932)	796,281

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2017	12/31/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(21,953)	(19,502)
Benefits paid	14,538	13,018
Remeasurements	(28,183)	(35,830)
At the end of the period (Note 13c)	(256,723)	(221,125)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment

2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	174

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Assets
Current assets and long term receivables
Cash and cash equivalents	2,631,349	4,399,499	6,302,523	7,474,310	41,709,821	38,200,608	10,488,766	11,471,401
Interbank investments	17,355,256	17,513,126	10,191,904	7,820,617	6,744,262	7,485,453	23,470,479	17,617,666
Securities	86,878,777	73,812,470	30,136,133	22,448,723	10,012,331	15,079,970	121,197,538	110,232,708
Loan, lease and other credit operations	71,289,185	83,946,899	120,543,042	112,393,932	16,164,118	14,583,620	207,522,872	210,936,699
Foreign exchange portfolio	46,904,488	51,833,197	5,768,209	2,536,372	3,474,351	2,345,710	54,972,248	56,407,996
Other assets	5,050,933	6,685,640	6,843,825	10,415,888	694,138	422,090	12,610,248	16,894,471
Permanent assets	10,025	12,298	9,428,528	8,672,744	101,328	128,703	9,021,285	8,394,790
Total	230,120,013	238,203,129	189,214,164	171,762,586	78,900,349	78,246,154	439,283,436	431,955,731
Liabilities
Current and long term liabilities
Deposits	76,521,156	71,310,571	101,119,957	98,062,263	14,914,314	12,498,804	142,672,422	136,676,396
Deposits received under securities repurchase agreements	15,273,285	19,031,116	2,533,664	2,585,096	5,758,919	10,532,353	17,022,233	20,938,002
Funds from acceptance and issuance of securities	5,988,940	5,645,154	26,998,092	21,626,447	5,751,051	6,432,361	38,738,083	33,703,962
Borrowing	26,164,836	33,620,699	9,926,920	8,501,512	995,557	1,031,982	36,588,378	43,024,796
Derivative financial instruments	5,356,288	4,649,932	5,870,410	4,408,916	1,043,762	790,545	11,245,313	9,204,594
Foreign exchange portfolio	46,920,085	51,867,797	5,781,308	2,522,711	3,485,797	2,347,279	55,012,390	56,430,504
Other liabilities	32,817,537	33,838,143	13,947,060	12,327,444	884,804	766,648	48,203,718	48,440,673
Deferred income	50,440	74,650	372,173	253,688	45,714	48,313	468,326	390,987
Non-controlling interests	-	-	11,287,440	10,741,898	-	-	11,287,440	10,741,899
Stockholders’ equity	21,027,446	18,165,067	11,377,140	10,732,611	46,020,431	43,797,871	78,045,133	72,403,918
Total	230,120,013	238,203,129	189,214,164	171,762,586	78,900,349	78,246,156	439,283,436	431,955,731
Statement of Income
Income related to financial operations	6,555,732	6,942,122	11,730,247	12,351,362	1,444,372	1,396,895	17,511,267	21,279,575
Expenses related to financial operations	(4,041,084)	(4,524,607)	(6,076,040)	(6,854,299)	(618,684)	(948,251)	(8,256,553)	(12,846,452)
Result of loan losses	(236,355)	(1,422,786)	(1,795,768)	(1,526,375)	(13,193)	(365,122)	(2,045,316)	(3,314,282)
Gross income related to financial operations	2,278,293	994,729	3,858,439	3,970,688	812,495	83,522	7,209,398	5,118,841
Other operating revenues (expenses)	(409,329)	(496,756)	(3,801,269)	(3,427,988)	271,939	(135,503)	(4,009,889)	(4,118,640)
Operating income	1,868,964	497,973	57,170	542,700	1,084,434	(51,981)	3,199,509	1,000,201
Non-operating income	-	30,617	20,040	9,299	6,116	1,572	23,510	38,588
Income before taxes on income and profit sharing	1,868,964	528,590	77,210	551,999	1,090,550	(50,409)	3,223,019	1,038,789
Income tax	13,539	31,385	94,358	(175,384)	(96,886)	(113,942)	10,963	(257,939)
Statutory participation in income	-	-	(12,492)	(36,554)	(23,895)	(26,468)	(36,387)	(63,022)
Non-controlling interests	-	-	374,873	379,080	-	-	374,873	379,079
Net income (loss)	1,882,503	559,975	533,949	719,141	969,769	(190,819)	3,572,468	1,096,907

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch, Itaú Unibanco Holding S.A - Agência Grand Cayman and CorpBanca New York Branch;

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.; only at 12/31/2016, ACO Ltda; Corpbanca Administradora General de Fondos S.A. and Corpbanca Securities Inc;

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd. and Itaú BBA International plc; only at 12/31/2016, Itaú International Investment LLC and Itaú Japan Asset Management Limited;

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	175

Note 21 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution nº. 3,988, BACEN Circular nº. 3,547, and BACEN Circular Letter nº. 3,774.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

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•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

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In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At December 31, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 372.3 million (R$ 329.8 million at December 31, 2016). The growth in Total VaR Total noted as compared to the prior year was mainly due to the increase of interest rate exposure.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document “Public Access Report the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Forth quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,090,072
Total potential cash outflows (3)	98,356,111
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical support of the legal and risk control areas, which have a dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution.

Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2017	12/31/2016
Permanent foreign investments	78,063,535	72,412,602
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(136,526,049)	(124,851,838)
Net foreign exchange position	(58,462,514)	(52,439,236)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Investment funds	801,303,247	663,768,689	801,303,247	663,768,689	5,521	2,338
Fixed income	753,871,559	624,114,915	753,871,559	624,114,915	5,149	1,965
Shares	47,431,688	39,653,774	47,431,688	39,653,774	372	373
Managed portfolios	262,552,738	236,669,902	168,554,581	150,557,747	18,837	17,352
Customers	200,634,987	174,704,782	149,227,864	127,895,352	18,757	17,271
Itaú Group (2)	61,917,751	61,965,120	19,326,717	22,662,395	80	81
Total	1,063,855,985	900,438,591	969,857,828	814,326,436	24,358	19,690

(1)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

(2)	Changes were made in balances at December 31, 2016 for comparison purposes.

d)	Consortia funds

	12/31/2017	12/31/2016
Monthly estimate of installments receivable from participants	174,045	165,800
Group liabilities by installments	11,054,378	10,741,858
Participants – assets to be delivered	9,264,395	9,102,228
Funds available for participants	1,758,861	1,642,539
(In units)
Number of managed groups	561	625
Number of current participants	392,813	395,474
Number of assets to be delivered to participants	131,131	147,238

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	183

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,000,429 (R$ 3,019,116 at 12/31/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 93,057 (R$ 86,926 from 01/01 to 12/31/2016) and the institute’s net assets totaled R$ 30,195 (R$ 35,404 at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,784,304 (R$ 1,549,017, at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,492 (R$ 18,668 at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 920 (R$ 920 at 12/31/2016) and the association’s net assets totaled R$ 538 (R$ 1,121 at 12/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 6,000 from 01/01 to 12/31/2016) and the association’s net assets totaled R$ 3,416 (R$ 3,545 at 12/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	184

k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Goodwill on acquisition (Note 15b ll)	(508,424)	(441,798)
Provision for Citibank integration expenditures	(277,365)	-
Liability Adequacy Test (Note 4m II.I)	164,295	108,681
Contingencies tax and social security (Note 12e)	(225,462)	7,381
Disposal of IRB shares	154,958	-
Realization of Assets and Impairment	(151,963)	(180,438)
Provision for contingencies - Civil Lawsuits - Economics Plans	(101,447)	(224,471)
Social security fund (Note 19)	-	129,946
Others	31,066	17,875
Total	(914,342)	(582,824)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (PRUDENTIAL) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (ITAÚ SEGUROS), controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, were sold.

To complete the transaction, ITAÚ SEGUROS was split and group life insurance operations were transferred to IU Seguros S.A., whose total capital was sold to PRUDENTIAL on April 1st, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING CONSOLIDATED´s strategy to focus on massive insurance products and services, typically associated with retail banking.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	185

n)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of XP Group will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

o)	Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of December 31, 2016, for financial statements comparison purposes, in view of the regrouping of the following headings.

	Prior disclosure	Reclassification	Adjusted balances

ASSETS

Current assets and Long term receivables	1,400,096,807	-	1,400,096,807
Interbank accounts	86,556,889	27,003,822	113,560,711
Pending settlement	447,752	27,003,822	27,451,574
Other receivables	173,694,462	(27,003,822)	146,690,640
Transactions with credit card issuers	27,003,822	(27,003,822)	-
Total assets	1,427,084,224	-	1,427,084,224

LIABILITIES

Current and Long term liabilities	1,297,822,903	-	1,297,822,903
Pending settlement	407,725	25,877,129	26,284,854
Other liabilities	243,748,538	(24,431,684)	219,316,854
Credit card operations	59,631,880	(59,631,880)	-
Sundry	21,075,733	33,754,751	54,830,484
Total liabilities	1,427,084,224	-	1,427,084,224

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	186

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND SEMESTER OF 2017

The Audit Committee (Committee) is a statutory advisory body that reports directly to the Board of Directors (Board). It is currently composed of six members, one of whom is part of the Board, and all of them are effective and independent members, elected by the Board for a one-year term of office. The Committee serves as the sole vehicle for all companies of the Itaú Unibanco Conglomerate (Conglomerate) in Brazil, in which the appointment of an Audit Committee is required, including insurance, pension plan and capitalization companies.

In accordance with its Charter (available on website http://www.itau.com.br/investor-relations), the Committee is responsible for the oversight of the quality and integrity of the financial statements of the Conglomerate, for the compliance with legal and regulatory requirements, for the activity, independence and quality of the services rendered by the independent auditors and by the Internal Audit, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate.

The assessments made by the Committee are based on information received from Management and on the presentations carried out by different officers of the business and support areas, as well as on the results of the work performed by the independent auditors, Internal Audit, and those responsible for risk management, capital management, internal controls and compliance, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliates and for establishing the procedures required to ensure the quality of the processes that generate the information used for preparation of financial statements and financial reports. Management is also responsible for risk control and monitoring, supervising the company’s internal controls and compliance activities, and for overseeing the compliance with legal and regulatory requirements.

The Conglomerate’s internal controls management and coordination are the responsibility of the Operational Risk and Compliance Executive Area (DEROC), which also works in the implementation and operation of the operational risk management framework.

The Internal Audit mission is to assess the quality and conformity of the internal control and risk management systems, as well as the compliance with defined policies and procedures, including those adopted for preparation of financial and accounting reports.

PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements and for attesting whether those statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it is also responsible for auditing the financial statements of the Prudential Conglomerate. The independent auditors should also annually issue an opinion on the quality and effectiveness of the internal controls related to financial reports, including risk management and compliance with legal and regulatory requirements.

Activities of the Committee

The Committee’s annual work plan is prepared at the beginning of each fiscal year, considering the main products and processes of businesses of the Conglomerate and their potential impact on the financial statements and the internal control and risk management system, and is revised from time to time as activities progress. Significant issues to be included in the planning are identified through this analysis, with the schedule of activities adjusted based on the approach given to these issues. Among the significant issues identified in the period and related actions adopted, we highlight:

•	Monitoring regulatory and normative changes – Reporting to the Committee significant activities in the discussion, implementation, and assessment of potential impacts arising from CMN Resolutions 4539/2016, 4557/2017, 4588/2017 and 4595/2017, and from IFRS 9 – Financial Instruments;

•	Information Technology – Holding meetings to discuss the procedures adopted to cover operational risk events;

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	187

•	Information Security, Anti-Money Laundering and Fraud Prevention and Inspectorship activities - Holding meetings with the responsible areas;

•	Business Areas – Monitoring of risk management and the control environment;

•	Foreign Units – Focusing on the follow-up of Itaú CorpBanca integration process, in addition to holding meetings with the business and support areas and Audit Committees of foreign units;

•	Accounting Processing – Management and control of accounting back office processes;

•	Client Relations – Monitoring of the work developed by the Ombudsman and business areas to identify themes that impact clients, the root cause of complaints and respective corrective actions; and

•	Internal Audit Planning – Monitoring the proposed action, structure and relevante matters related to the future vision on Internal.

In compliance with its duties, the Committee carried out, among other, the following activities:

Risk Management, Internal Controls and Compliance - In meetings held with the responsible areas, the Committee monitored significant issues related to the risk management and capital management framework of the Conglomerate, with emphasis on credit, market, and operational risks. The Committee also monitored the compliance policy and the evolution of the Conglomerate’s internal control system at meetings with DEROC and through engagements carried out by Internal Audit. In this period the Committee performed the annual evaluation of DEROC.

Independent Audit – The Committee has a regular communication channel with the independent auditors to widely discuss their work and significant accounting matters, allowing members to support their opinion on the integrity of financial statements and financial reports.

Issues related to the assessment of the quality and adequacy of the internal controls system and of the compliance with legal and regulatory provisions by the entities of the Conglomerate were submitted to and discussed with the Committee at its meetings.

Engaging services from the independent auditors requires the prior approval from the Committee, which assesses the risks of loss of independence and conflicts of interest.

Internal Audit – The Committee met on a monthly basis with Internal Audit representatives to discuss the work performed, reports issued, conclusions and recommendations. In this period the Committee performed the annual evaluation of Internal Audit.

Financial Statements – The significant criteria involved in the preparation of individual and consolidated financial statements, notes to the financial statements and financial reports published together with the individual and consolidated financial statements were presented to the Committee by Management and the independent auditors. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

Insurance, Pension Plan and Capitalization Companies – As required by the Conselho Nacional de Seguros Privados (National Private Pension Council) regulations, the Committee monitored the companies supervised by the Superintendence of Private Insurance (Itaú Seguros S.A., Itauseg Seguradora S.A., Itaú Vida e Previdência S.A., and Cia Itaú de Capitalização), and the activities described in this Summary include the issues relevant to these companies.

Consumer matter– The Committee has a agenda of meetings with the business and support areas to monitor consumer-related topics. As part of these activities, the Committee was able to be informed about the client service activities carried out by the Ombudsman and discuss, in compliance with regulatory requirements, the half-yearly Ombudsman’s Report.

Regulators – The Committee took notice of the reports on inspections and of comments made by regulators, monitored the respective actions carried out by Management, and prepared, whenever required, reports to the Board of Directors, summarizing the actions taken, the level of attention required and its own comments on any actions adopted. In this period, the Committee held meetings with supervisors of the Central Bank of Brazil/Desup (Department of supervision of banks and banking conglomerates) and Central Bank of Brazil/Decon (Department of conduct supervision).

Meetings held in the period

For purposes of carrying out the aforementioned activities and procedures, the Committee held a total of 113 meetings, duly formalized in minutes, in 28 days from August 16, 2017 to January 31, 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	188

The Committee held quarterly meetings with the Co-Chairmen of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., when it submitted its own comments on a number of aspects related to the performance of its duties. It also reports its activities to the Board of Directors and holds regular meetings with the Fiscal Council.

Members of the Committee act as effective members or as observers in Audit Committees of foreign units, and they visited some of these units in the period. They also act as observers at meetings of the Accounting Standards and Policies Committee and the Superior Balance Sheet Closing Committee. The Committee carried out its annual self-assessment in the period.

Conclusions

Having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, and based on the activities carried out in the period, the Committee concludes as follows:

•	The internal control systems, the compliance policy and the risk management and capital management frameworks are adequate to the Conglomerate’s size and complexity and the approved risk appetite;

•	The coverage and quality of the Internal Audit work are satisfactory;

•	The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the International Financial Reporting Standards (IFRS); and

•	The volume and quality of information provided by PricewaterhouseCoopers Auditores Independentes (PwC), which supports the Committee’s recommendation on the financial statements, are satisfactory, and no situation was identified that could impair the objectivity and independence of the independent auditors.

Based on the work and assessments carried out and taking into account the context and limitation of its duties, the Committee recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A. for the half year ended December 31, 2017.

São Paulo, February 5, 2018.

The Audit Committee

Gustavo Jorge Laboissière Loyola – Chairman

Antonio Francisco de Lima Neto

Diego Fresco Gutierrez

Geraldo Travaglia Filho

Maria Helena dos Santos Fernandes de Santana

Rogério Paulo Calderón Peres

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	189

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2017 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 05, 2018.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	190

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

DECLARATION

The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for 2017; b) read, discussed and agree with the Company’s financial statements for 2017 and with the Management Discussion and Analysis (MD&A) Report.

São Paulo (SP), February 5, 2018.

CAIO IBRAHIM DAVID	ALEXSANDRO BROEDEL LOPES
Vice President	Executive Officer

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2017	191

(A free translation of the original in Portuguese)

Report of independent auditor on the parent company and consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2017 and the statements of income, changes in equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2017 and the consolidated statements of income and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2017, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Our audit in 2017 was planned and executed considering that the operations of Bank and Consolidated did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the exclusion of the matter related to the acquisition of control of CorpBanca, since it refers to an event of the fiscal year ending on December 31, 2016.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Notes 4f and 8)

Itaú Unibanco Holding S.A. and its subsidiaries has diversified its business with an impact on the change in the composition of the loan portfolio in recent years, focusing on the origination of products with lower credit risk. In 2017, the calculation of the allowance for loan and lease losses is still a sensitive matter subject to management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this area continued to be a focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to meet the assumptions and the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) as well as the disclosures in notes to the financial statements.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods.

We tested the adequacy of the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are appropriate and consistent in all material respects in the context of the financial statements.

Measurement of the fair value of financial instruments and derivatives with little liquidity and without active market- (Notes 4c, 4d and 7)

The fair value measurement of financial instruments with little liquidity and without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

We tested the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology used to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on Itaú Unibanco's business evolution and over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, as in the fiscal year ended December 31, 2016, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures, and we believe that the processes and controls of the information technology environment have provided a satisfactory basis to be used in the outcome of our audit of the financial statements.

Deferred tax assets (Note 14 b)

The deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution are recorded to the extent management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We continue to consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN and CMN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the notes to the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of amounts recorded on intangible assets (Notes 4k and 15 b)

The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We continue to consider this as an area of audit focus due to: (i) projection of future results, in which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements (ii) the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.

We have tested the design and effectiveness of the main established controls, including the analysis of the assumptions and critical judgments used by Management

We analyzed the projections for the determination of impairment of intangible assets as prepared by management, focusing on the most representative cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates.

We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are appropriate and the disclosures in the notes to the financial statements are consistent with the information obtained.

Provision for contingent liabilities (Notes 4n and 12)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance.

In addition, in 2017, a labor reform was approved and an agreement instrument for the termination of civil legal proceedings related to economic plans was signed, which will be valid after homologation by the Federal Supreme Court.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

In this context, we continue to consider that this is an area which requires audit focus.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the six-month period and the year ended December 31, 2017, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information which comprise the Management Report and the Operation Management Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management report or the Operation Management Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Operation Management Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Operation Management Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Itaú Unibanco Holding S.A.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's and its subsidiaries ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and the Consolidated.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's and it's subsidiaries ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained

Itaú Unibanco Holding S.A.

up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2018

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5